

Notice of 2023 Annual Meeting of Shareholders, Proxy Statement and 2022 Annual Report



March 27, 2023

Dear fellow owners,

I am proud for our team to be able to repeat my opening line from last year's letter to you: 2022 was your company's best year ever. What's more, we exceeded the earnings goal we had for 2023 one year ahead of schedule.

I am deeply thankful to our teammates, our independent contractor drivers, and all of our business partners for this remarkable record performance. This performance is the result of strong execution in day-to-day operations and our multi-year Grow Forward program: high-value freight in a cleansed operating environment, priced appropriately, and made accessible to a larger customer set. Our performance also benefitted from a favorable environment—a true freight boom for much of 2022.

Let me lay out some of the many 2022 highlights.

2022 Highlights

For the year ended December 31, 2022, we:

- Increased consolidated operating revenue from continuing operations by $311.0 million, or 18.7%, to a record $1.97 billion.

- Increased consolidated operating income from continuing operations by $106.7 million, or 67.0%, to a record $266.0 million.

- Increased net income by $87.3 million, or 82.5%, to a record $193.2 million.

- Increased free cash flow by $132.3 million, or 149.6%, to $220.7 million.

- Increased net income per diluted share from continuing operations to a record $7.14 compared to $4.22 in the same period of 2021.

- Completed a full year of providing our big and bulky final mile ("Final Mile") service offerings from 12 existing LTL locations.

- Launched 20 new Final Mile dedicated service locations.

- Were assessed by a third-party industry expert as being the best in the LTL industry for damage-free, intact, on-time shipment service.

- Executed strategic growth priorities for Intermodal by acquiring Edgmon Trucking, LLC and Chickasaw Container Services, Inc., which added a new location in Kent, Washington servicing the key ports of Seattle and Tacoma and expanded our Intermodal drayage operations in Mobile, Alabama and Memphis, Tennessee.

- Generated $259.1 million of net cash from operating activities of continuing operations for the 12 months ended December 31, 2022. After utilizing $104.5 million of net cash in investing activities in 2022, the Company returned $88.6 million to shareholders through dividends and our stock repurchase program.

- Published an updated ESG Report that sets baselines and ambitious targets—including a target to reduce Scope 1 and Scope 2 greenhouse gas emissions by 42% by 2030.

What made 2022 possible?

Our record performance truly was a team achievement. Both our Expedited segment, which includes LTL, TL and Final Mile, and our Intermodal segment finished with all-time top line and bottom line records. Beyond across-the-board rock-solid execution by our teammates, we attribute the success of 2022 to a combination of targeted programmatic improvements and a freight-friendly macroeconomic environment.

Internally, our Grow Forward initiative continues to mature, with 2022 being the first full year with all four components fully underway.

First, our focus on high-value freight is bearing fruit—our top four high-value freight categories are up from 18 to 29 percent of our freight mix from 2021 to 2022.

Second, 2022 was the first full year of our cleansed operating environment, where all of our LTL freight is palletized.

Third, we elevated our surgical pricing capabilities another notch up, further aligning our pricing with our cost to serve.

Finally, it also was the first full year of serving an expanded customer base by selling to customers directly who do not use value-added intermediaries. We finished the year with more than 200 active direct shipper LTL customers. We plan to continue our efforts in each of these areas to extend the benefits to 2023 and beyond.

Externally, strong economic tail winds for the first three quarters of 2022 also contributed to our record year. We acknowledge that sometimes preparation and hard work are enhanced by factors outside our control. We try not to count on such good fortune continuing indefinitely.

In fact, starting in the 4th Quarter of 2022 and into 2023 we have already begun to experience a very different economic environment, in essence a freight recession. This makes our targeted three-peat of three record years in a row more challenging.

But we have a plan.

We have further streamlined our Forward23 program to very specific growth and efficiency initiatives, which we call Forward Force and Forward Game Shape. Forward Force includes, for instance, more business in and out of Mexico and Canada and more live events business. Forward Game Shape contains plans to achieve record low purchasing of outside miles and rigorous cost management.

We will do all in our control to make 2023 another record year for you amid headwinds and challenges. I could not ask for a better team to give it our best shot.

And I am also grateful for your continued investment in our future.

Thank you for sharing my passion and confidence in our team.

Sincerely yours,

Tom Schmitt
Chairman, President and Chief Executive Officer

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March 27, 2023

Dear Fellow Shareholder:

On behalf of your Board of Directors and management of Forward Air Corporation, you are cordially invited to attend the 2023 Annual Meeting of Shareholders (the "Annual Meeting") on Tuesday, May 9, 2023, beginning promptly at 8:00 a.m. EDT, at the Loews Hotel, 1065 Peachtree Street NE, Atlanta, Georgia, 30309.

The attached Notice of 2023 Annual Meeting of Shareholders and Proxy Statement describe the business to be conducted at the Annual Meeting. Also included are a proxy card and postage-paid return envelope.

YOUR VOTE IS IMPORTANT. Whether or not you plan to attend the Annual Meeting in person, please vote and submit your proxy: (a) by telephone or the Internet following the instructions on the enclosed proxy card or (b) by signing, dating and returning the proxy card in the postage-paid envelope provided.

If you attend the meeting and desire to vote in person, you may do so even though you have previously submitted a proxy by following the instructions set forth on the enclosed proxy card.

Your vote is extremely important.

I hope you will be able to join us, and we look forward to seeing you at the meeting.

Sincerely yours,

Thomas Schmitt
Chairman, President and CEO

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FORWARD AIR CORPORATION
1915 Snapps Ferry Road, Building N
Greeneville, Tennessee 37745

NOTICE OF 2023 ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 9, 2023

To the Shareholders of Forward Air Corporation:

The 2023 Annual Meeting of Shareholders (the "Annual Meeting") of Forward Air Corporation (the "Company") will be held on Tuesday, May 9, 2023, beginning at 8:00 a.m., EDT, at the Loews Hotel, 1065 Peachtree Street NE, Atlanta, Georgia, 30309. To participate in the Annual Meeting, you will need the 16-digit control number included in your proxy materials or on your proxy card.

The purposes of this meeting are to:

1. Proposal 1 - Elect twelve directors as set forth in the proxy statement with terms expiring at the 2024 Annual Meeting of Shareholders, or until their respective successors are elected and qualified;

2. Proposal 2 - Ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of the Company for the 2023 fiscal year;

3. Proposal 3 - Approve, on a non-binding, advisory basis, the compensation of the named executive officers (the "say on pay vote");

4. Proposal 4 - Approve, on a non-binding, advisory basis, whether future say on pay votes should occur every one, two or three years (the "say on frequency vote"); and

5. Transact such other business as may properly come before the Annual Meeting and at any adjournment or postponement thereof.

We emailed a Notice of Internet Availability of Proxy Materials containing instructions on how to access our Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2022 on or about March 27, 2023.

We will make available a list of shareholders of record as of March 14, 2023, the record date for the Annual Meeting, for inspection by shareholders during normal business hours until May 8, 2023, at the Company's principal place of business, 1915 Snapps Ferry Road, Building N, Greeneville, Tennessee 37745. The list will also be available to shareholders at the Annual Meeting.

Only holders of record of the Company's common stock, par value $0.01 per share, at the close of business on March 14, 2023 are entitled to notice of and to vote at the Annual Meeting. **Our Board of Directors recommends a vote** "**FOR**" **each of the director nominees in proposal 1,** "**FOR**" **proposals 2 and 3 and to conduct a say on pay vote** "**every 1 year**" **in proposal 4.**

It is important that your shares be represented at the Annual Meeting. Whether or not you expect to attend the meeting, please vote and submit your proxy over the Internet, by telephone or by mail. Please refer to the enclosed proxy card for specific voting instructions.

By Order of the Board of Directors,



Greeneville, Tennessee
March 27, 2023

Michael L. Hance
Chief Legal Officer and Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2023 ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 9, 2023.

Our Proxy Statement and Annual Report are available online at www.proxyvote.com.

Table of Contents

FORWARD AIR CORPORATION
1915 Snapps Ferry Road, Building N
Greeneville, Tennessee 37745
(423) 636-7000

PROXY STATEMENT
FOR
2023 ANNUAL MEETING OF SHAREHOLDERS

Questions and Answers about the Annual Meeting and Voting

1. WHY AM I RECEIVING THESE PROXY MATERIALS?

You are receiving these proxy materials because you held shares of the Company's common stock on March 14, 2023, the record date (the "Record Date") for the 2023 Annual Meeting of Shareholders (the "Annual Meeting") to be held on Tuesday, May 9, 2023, beginning at 8:00 a.m. EDT, at the Loews Hotel, 1065 Peachtree Street NE, Atlanta, Georgia, 30309. As a shareholder of record as of the Record Date, you are entitled to notice of, and to vote at, the Annual Meeting or any adjournment thereof.

The proxy materials include our Notice of 2023 Annual Meeting of Shareholders, Proxy Statement and Annual Report on Form 10-K for the year ended December 31, 2022. The proxy materials also include the **proxy card** for the Annual Meeting, which is being solicited on behalf of the Board of Directors of the Company (the "Board"). The proxy materials contain detailed information about the matters to be voted on at the Annual Meeting and provide updated information about the Company to assist you in making an informed decision when voting your shares.

The Company began furnishing the proxy materials to shareholders on or about March 27, 2023 and will bear the cost of soliciting proxies on behalf of the Company for the Annual Meeting.

2. WHAT IS "NOTICE AND ACCESS" AND WHY DID FORWARD AIR ELECT TO USE IT?

We make the proxy materials available to shareholders electronically under the Notice and Access regulations of the SEC. Specifically, most of our shareholders receive a Notice of Internet Availability ("Notice") instead of a full set of proxy materials in the mail. The Notice explains how to access and review the proxy materials and how to vote at the meeting or by proxy. We believe this method of delivery expedites distribution of proxy materials and also allows us to conserve natural resources and reduce the costs of printing and distributing these materials.

If you received a Notice but would prefer to receive printed copies of the proxy materials in the mail, please follow the instructions in the Notice for requesting such materials.

3. WHO IS PARTICIPATING IN THIS SOLICITATION?

The Company has retained Innisfree M&A Incorporated ("Innisfree") to act as a proxy solicitor in conjunction with the Annual Meeting. The Company will bear the cost of soliciting proxies for the Annual Meeting. The Company will pay Innisfree a fee of $20,000 as compensation for its services and will reimburse it for its reasonable out-of-pocket expenses. Our officers and certain of our employees may also solicit proxies by mail, telephone, e-mail or facsimile transmission. They will not be paid additional remuneration for their efforts. Upon request, we will reimburse brokers, dealers, banks and trustees, or their nominees, for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of shares of our common stock.

4. WHO IS ENTITLED TO VOTE AT THE MEETING?

Owners of our common stock as of the close of business on the Record Date are entitled to vote at the Annual Meeting. Shares owned by you include shares you held on the Record Date (i) directly in your name as the shareholder of record (registered shareholder) and (ii) in the name of a broker, bank or other holder of record where the shares were held for you as the beneficial owner (in street name). Each share of common stock is entitled to one vote on each matter. As of the Record Date, there were 26,101,342 shares of our common stock outstanding and entitled to vote. There are no other voting securities of the Company entitled to vote at the Annual Meeting outstanding. A complete list of registered shareholders entitled to vote at the Annual Meeting will be open to the examination of any shareholder during normal business hours from March 27, 2023 until May 8, 2023 at the Company's principal place of business and at the Annual Meeting.

5. HOW DO I ATTEND THE ANNUAL MEETING?

Attendance at the Annual Meeting will be limited to shareholders, those holding proxies from shareholders and representatives of the Company, press and financial community. To gain admission to the Annual Meeting, you will need to bring identification and will need to show that you are a shareholder of the Company. If your shares are registered in your name and you plan to attend the Annual Meeting, please retain and bring the top portion of the enclosed proxy card as your admission ticket. If your shares are in the name of your broker or bank, or you received your proxy materials electronically, you will need to bring evidence of your stock ownership, such as your most recent brokerage account statement.

6. HOW DO I VOTE MY SHARES?

If you are a shareholder of record as of the Record Date, you may vote by any of the following methods:

• <u>Voting by Internet.</u> You may vote via the Internet by signing on to the website identified on your **proxy card** and following the procedures described on the website. Internet voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on your **proxy card**. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by Internet, you should not return your **proxy card**.

• <u>Voting by Telephone.</u> You may vote your shares by telephone by calling the toll-free telephone number provided on your **proxy card**. Telephone voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal identification number located on your **proxy card**. The procedures permit you to give a proxy to vote your shares and to confirm that your instructions have been properly recorded. If you vote by telephone, you should not return your **proxy card**.

• <u>Voting by Mail.</u> If you choose to vote by mail, simply complete the enclosed **proxy card**, date and sign it, and return it in the postage-paid envelope provided. Your shares will be voted in accordance with the instructions on your **proxy card**.

• <u>Voting at the Meeting.</u> You may vote your shares at the Annual Meeting by completely signing and dating a ballot in person at the Annual Meeting.

PLEASE NOTE THAT IF YOU ARE A BENEFICIAL OWNER OF SHARES HELD IN STREET NAME, SINCE YOUR SHARES ARE HELD BY A BANK, BROKER OR OTHER HOLDER OF RECORD, IF YOU WISH TO VOTE IN PERSON AT THE ANNUAL MEETING YOU MUST FIRST OBTAIN A LEGAL PROXY ISSUED IN YOUR NAME FROM THE HOLDER OF RECORD. OTHERWISE, YOU WILL NOT BE PERMITTED TO VOTE IN PERSON AT THE MEETING.

If your shares are held in street name, your broker or other nominee has enclosed a **proxy card** for you to use to direct it how to vote your shares and may also provide additional voting instructions. Please instruct your broker or other nominee how to vote your shares using the form of **proxy card** you received from it or otherwise in

accordance with the voting instructions you receive. Please return your completed **proxy card** to your broker or other nominee or contact the person responsible for your account so that your vote can be counted. If your broker or other nominee permits you to provide voting instructions via the Internet or by telephone, you may vote that way instead. You are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote these shares at the meeting unless you follow the instructions below under "How do I obtain admission to the Annual Meeting?"

7. CAN I REVOKE MY PROXY OR CHANGE MY VOTE?

Yes. You may revoke your proxy at any time prior to completion of voting at the Annual Meeting. You may change your vote by either: (i) granting a new proxy bearing a later date (which automatically revokes the earlier proxy) whether made via the Internet, by telephone or by mail; (ii) if you are a shareholder of record, notifying the Corporate Secretary in writing at Forward Air Corporation, 1915 Snapps Ferry Road, Building N, Greeneville, Tennessee 37745 that you want to revoke your earlier proxy; or (iii) if you are attending the Annual Meeting, vote by ballot during the meeting. Your attendance at the Annual Meeting will not automatically revoke your proxy unless you vote by ballot during the Annual Meeting.

If you hold your shares in street name, you may change your vote by contacting your broker or other nominee and following their instructions.

8. HOW WILL MY SHARES BE VOTED IF I SUBMIT A PROXY CARD BUT DO NOT SPECIFY HOW I WANT TO VOTE?

If you sign your **proxy card** and return it without marking any voting instructions, your shares will be voted at the Annual Meeting or any adjournment or postponement thereof:

• "FOR" the election of all director nominees recommended by our Board (Proposal 1);

• "FOR" Proposals 2 and 3;

• to conduct a say on pay vote on executive compensation every "1 year" (Proposal 4); and

• in the discretion of the persons named as proxies on all other matters that may properly come before the Annual Meeting or any adjournment or postponement thereof.

Despite this, our Board strongly urges you to mark your **proxy card** in accordance with our Board's recommendations.

9. WHAT CONSTITUTES A QUORUM AT THE ANNUAL MEETING?

A majority of the outstanding shares of the Company entitled to vote at the Annual Meeting, present in person or by proxy, will constitute a quorum, which is the minimum number of shares that must be present or represented by proxy at the meeting to transact business. Votes "FOR", "AGAINST", "ABSTAIN" and "BROKER NONVOTE" will all be counted as present to determine whether a quorum has been established.

10. WHAT IS THE VOTING REQUIREMENT TO APPROVE EACH OF THE PROPOSALS?

Twelve directors will be elected at the Annual Meeting. The affirmative vote of a plurality of the votes cast by the shareholders entitled to vote at the Annual Meeting is required for the election of directors. Under the plurality voting standard, you may vote "FOR" or "WITHHOLD" authority to vote for each nominee.

In the event any director nominee, in an uncontested election, receives a greater number of votes "WITHHELD" from his or her election than votes "FOR" such election, he or she shall tender his or her resignation for consideration by the Corporate Governance and Nominating Committee. The Corporate Governance and

Nominating Committee shall recommend to the Board the action to be taken with respect to the resignation. The Board will publicly disclose its decision within 90 days after the certification of the election results.

The ratification of Ernst & Young LLP as the independent registered public accounting firm of the Company for the 2023 fiscal year, the say on pay vote, frequency on pay vote and any other matter that properly comes before the Annual Meeting will be approved by a majority of the votes cast. For the ratification of Ernst & Young LLP, the say on pay vote and any other matter that properly comes before the Annual Meeting, you may vote "FOR" or "AGAINST" or "ABSTAIN" from voting for each of these proposals. Abstentions and broker non-votes will have no effect on the vote. For the frequency on pay vote, you may vote for "1 year", "2 years", "3 years" or "ABSTAIN" on this proposal. Abstentions and broker non-votes will have no effect on the vote.

11. WHAT HAPPENS IF I HOLD SHARES IN STREET NAME AND DO NOT SUBMIT VOTING INSTRUCTIONS? WHAT IS A BROKER NON-VOTE?

A broker non-vote occurs when a broker or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the broker or nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Under applicable rules that govern brokers who are voting with respect to shares held in street name, brokers ordinarily have the discretion to vote on "routine" matters (*e.g.*, ratification of the selection of independent public accountants) but not on non-routine matters (*e.g.*, election of directors, advisory votes on executive compensation and advisory votes on the frequency of say on pay votes).

12. WHOM SHOULD I CONTACT IF I HAVE ANY QUESTIONS OR NEED ASSISTANCE IN VOTING MY SHARES, OR IF I NEED ADDITIONAL COPIES OF THE PROXY MATERIALS?

If you have any questions or require any assistance, please contact the Company's proxy solicitor:


Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Shareholders Call Toll-Free: 877-750-5837 Brokers Call Collect: 212-750-5833


PROPOSAL 1 - ELECTION OF DIRECTORS

Our Amended and Restated Bylaws ("Bylaws") permit the Board to fix the size of the Board. At the date of this Proxy Statement, our Board is comprised of thirteen directors, twelve of whom are non-employee directors.

The Board is committed to recruiting and nominating directors for election who will collectively provide the Board with the necessary diversity of experiences, skills and characteristics to enhance the Board's ability to manage and direct the affairs and business of the Company and to make fully informed, comprehensive decisions. In recommending candidates for election to the Board, in the context of the perceived needs of the Board at that time, the Corporate Governance and Nominating Committee evaluates a candidate's knowledge, experience, skills, expertise and diversity, and any other factors that the Corporate Governance and Nominating Committee deems relevant. In particular, the Board and the Corporate Governance and Nominating Committee believe that the Board should be comprised of a well-balanced group of individuals.

In 2023, the Corporate Governance and Nominating Committee has unanimously recommended to the Board, and the Board unanimously approved, the nomination of Ronald W. Allen, Ana B. Amicarella, Valerie A. Bonebrake, C. Robert Campbell, R. Craig Carlock, G. Michael Lynch, George S. Mayes, Jr., Chitra Nayak, Scott M. Niswonger, Javier Polit, Thomas Schmitt and Laurie A. Tucker each to hold office until the 2024 Annual Meeting of Shareholders or until a successor has been duly elected and qualified. Each nominee has consented to serve if elected. Mr. Richard Roberts has determined not to stand for re-election to the Board.

Director Nominees

The following persons are our Board's nominees for election to serve as directors. All of the nominees are directors that were elected at the 2022 Annual Meeting of Shareholders. There are no family relationships between any of the director nominees. Certain information relating to our Board's nominees, furnished by the nominees, is set forth below. The ages set forth below are accurate as of the date of this Proxy Statement.

Our Board has determined that all of its nominees are qualified to serve as directors of the Company. In addition to the specified business experience listed below, each of the directors has the background skills and attributes which the Board believes are required to be an effective director of the Company, including experience at senior levels in areas of expertise helpful to the Company, a willingness and commitment to assume the responsibilities required of a director of the Company and the character and integrity the Board expects of its directors.

RONALD W. ALLEN
Director since 2014
and from 2011 to 2013
Age 81

Mr. Allen retired as the Chairman of the Board, President and Chief Executive Officer of Delta Air Lines, Inc. ("Delta") in July 1997. From July 1997 through July 2005, Mr. Allen was a consultant to and Advisory Director of Delta. He served as Chairman of the Board, President and Chief Executive Officer of Aaron's, Inc. ("Aaron's"), a leading lease-to-own company for furniture, appliances and electronics, from November 2012 to April 2014, continuing in the role of Chief Executive Officer until his retirement in August 2014. Previously, he served as President and Chief Executive Officer of Aaron's from February 2012 to November 2012. Mr. Allen was a Director of The Coca-Cola Company from 1991 to April 2020. In addition, he was a Director of Aircastle Limited from 2006 to March 2020. He previously served as a Director of Interstate Hotels & Resorts, Inc. from 2006 to 2010 and Guided Therapeutics Inc. from 2008 to 2014.

Qualifications. The Board believes Mr. Allen brings a significant depth of senior leadership and governance experience to the Board. The Board believes that Mr. Allen utilizes that experience in his service on both the Corporate Governance and Nominating Committee and the Compensation Committee.

ANA B. AMICARELLA   Director since 2017
                                                                             Age 56

Ms. Amicarella is the Chief Executive Officer of EthosEnergy, an independent service provider of rotating equipment services and solutions to the global power, oil and gas and industrial markets. Prior to joining EthosEnergy in December 2019, Ms. Amicarella served as Managing Director for the Latin America business of Aggreko PLC, a rental business of mobile power plants and temperature control solutions, after serving as Vice President of various business units from 2011 to April 2019. Previously, she was general manager of GE Oil & Gas Services for North America. Ms. Amicarella began her career as a field engineer with GE in 1988, and during her tenure, she served in various professional capacities within the areas of services, sales, strategy and P&L leadership. Ms. Amicarella was elected to the board of Warrior Met Coal, Inc. in August 2018 and serves as a member of its audit, nominating and governance, and environmental health and safety committees. Ms. Amicarella received a B.S. in electrical engineering from The Ohio State University and an MBA from Oakland University. She competed in the 1984 Olympics in synchronized swimming for Venezuela and was an All-American while at The Ohio State University.

Qualifications. The Board believes that Ms. Amicarella's extensive business, prior management experience and diversity, including her Hispanic background, brings sound guidance to our Board. The Board believes that Ms. Amicarella utilizes that experience in her service as a member of both the Audit Committee and the Corporate Governance and Nominating Committee.

VALERIE A. BONEBRAKE   Director since 2018
                                                                             Age 71

Ms. Bonebrake retired as a Senior Vice President of Tompkins International, a global supply chain consulting firm, in March 2018 and has more than 30 years of industry experience in logistics services. In her role at Tompkins, she consulted with an array of companies and industries in North America and across the globe. Prior to joining Tompkins in 2009, she was the Executive Vice President, COO North America, and a cofounder of the YRC Worldwide subsidiary, Meridian IQ (now Noatum Logistics), a global third-party logistics company. Ms. Bonebrake spent 19 years at Ryder System, Inc. in various leadership roles of increasing responsibility in the company's supply chain solutions segment. She also has been recognized by Ingram Magazine as one of the Top Ten Female Executives in Kansas, and was a 2010 recipient of Supply & Demand Chain Executive's Pros to Know award. She holds a M.S. in International Logistics from the Georgia Institute of Technology. Ms. Bonebrake has served from 2018 to present as a member of the Board for UC San Diego Rady School of Management, Institute for Supply Excellence and Innovation (ISEI). She received her NACD Directorship Certification in 2021.

Qualifications. The Board believes that Ms. Bonebrake contributes strategic insight to our Board based on her extensive experience in the transportation industry. The Board believes that Ms. Bonebrake utilizes that experience in her service as a member of the Compensation Committee.

C. ROBERT CAMPBELL   Director since 2005
                                                                             Age 78

Mr. Campbell served as the Company's Lead Independent Director from May 2014 to May 2019 and he previously served as Chairman of the Audit Committee and the Compensation Committee. He has been a Director for MasTec, Inc., an infrastructure construction services provider, since September 2016. Mr. Campbell has served as MasTec's Audit Committee Chairman since July 2019 and he serves on its Finance and Mergers and Acquisitions Committee. Mr. Campbell was a Director for Pernix, Inc., a global construction company, from January 2014 to June 2018. At Pernix, he served as Vice Chairman, Lead Director and Chairman of the Audit Committee. Mr. Campbell has over 25 years of senior financial management experience including being Chief Financial Officer of three different public companies. Mr. Campbell served as Executive Vice President and Chief

Financial Officer of MasTec, Inc. from October 2004 until December 2013. From January 2002 to October 2004, Mr. Campbell was Executive Vice President and Chief Financial Officer for TIMCO Aviation Services, Inc. Mr. Campbell was the President and Chief Executive Officer of BAX Global, Inc., a global freight and logistics company, from April 1998 to June 2000. He served as Executive Vice President-Finance and Chief Financial Officer for Advantica Restaurant Group, Inc. from March 1995 to March 1998. Also, Mr. Campbell worked for Ryder System, Inc., a transportation and logistics company, for over 20 years including serving as its Executive Vice President, Human Resources and Administration, and for 10 years as Executive Vice President and Chief Financial Officer for its Vehicle Leasing and Services Division. Mr. Campbell is a Certified Public Accountant (Inactive).

Qualifications. The Board believes that Mr. Campbell brings to the Board a tremendous amount of industry-related knowledge and experience in a multitude of areas, including accounting, finance, operations, sales and marketing, technology, organizational development and mergers and acquisitions. He has served in executive leadership capacities with public transportation and logistics companies and as Chief Financial Officer for three publicly-traded companies and as a director for two other public companies. The Board believes that Mr. Campbell utilizes that experience in his service as a member of the Compensation Committee.

R. CRAIG CARLOCK   Director since 2015
                                                              Age 56

Mr. Carlock has served as the Company's Lead Independent Director since May 2019. He serves as the Chief Operating Officer of The Carroll Companies and assumed that position in March 2023. Prior to The Carroll Companies, he served as the Chief Executive Officer and a director of Omega Sports, Inc. ("Omega") from April 2017 to March 2023. Prior to Omega, he served as the President and Chief Executive Officer of The Fresh Market from January 2009 to January 2015 and as a member of its board of directors from June 2012 to January 2015. He began his career with The Fresh Market in 1999 and served in various capacities culminating with the position of President and Chief Executive Officer. During his time with The Fresh Market, Mr. Carlock served as its Executive Vice President and Chief Operating Officer as well as its Senior Vice President-Store Operations, Vice President-Merchandising and Marketing, and Director of Merchandising & Marketing Strategy. Prior to joining The Fresh Market, Mr. Carlock was Financial Manager, Fabric Care Category, at Procter & Gamble Company.

Qualifications. The Board believes that Mr. Carlock's leadership experience is invaluable to management and the Board in, among other things, the areas of strategy, development and corporate governance. The Board believes that Mr. Carlock utilizes that experience in his service as Lead Independent Director and Chair of the Compensation Committee.

G. MICHAEL LYNCH   Director since 2005
                                                              Age 80

Mr. Lynch served as the Company's Lead Independent Director from January 2009 to December 2011. He was Executive Vice President and Chief Financial Officer and a member of the Strategy Board for Federal-Mogul Corporation ("Federal-Mogul") from July 2000 until March 2008. Federal-Mogul is a global manufacturer and marketer of automotive component parts. Prior to joining Federal-Mogul in July 2000, Mr. Lynch worked at Dow Chemical Company, where he was Vice President and Controller. Mr. Lynch also spent 29 years at Ford Motor Company ("Ford"), where his most recent position was Controller, Automotive Components Division, which ultimately became Visteon Corporation. While at Ford, Mr. Lynch held a number of varied financial assignments, including Executive Vice President and Chief Financial Officer of Ford New Holland. Mr. Lynch served as Director for Champion Enterprises, Inc. from March 2003 to March 2011, where he served as Chairman of its audit committee.

Qualifications. Mr. Lynch brings over 40 years' experience of serving in key positions with Fortune 500 companies, and approximately 10 years' experience serving as a director on public company boards. The Board believes that Mr. Lynch utilizes that experience in his service as Chair of the Audit Committee.

GEORGE S. MAYES, JR.   Director since 2021
                                                           Age 64

Mr. Mayes serves as Founder and Chief Executive Officer for LeanVue, LLC, which provides strategic analysis for global supply chain design and strategy development for managing complex global supply webs. From 2013 to 2015, Mr. Mayes was Chief Operating Officer for Diebold, Inc., a global leader in automated teller machine manufacturing and service. He was selected to serve as interim Chief Executive Officer in 2013. From 2005 to 2012, Mr. Mayes held leadership roles in global operations and supply chain management at Diebold. Prior to that role, he was Chief Operating Officer for Tinnerman Palnut Engineered Products, LLC. He also served as Vice President of Manufacturing for Stanley Fastening Systems. Mr. Mayes is currently a board member for Stoneridge, Inc. Mr. Mayes served in the United States Army from 1980 to 1985. He holds a bachelor's degree in Engineering from the United States Military Academy at West Point.

Qualifications. The Company believes that Mr. Mayes provides in-depth knowledge of operations, business acumen and leadership to the Board, which strengthens the Board's collective qualifications, skills and experience. The Board believes that Mr. Mayes utilizes that experience in his service as a member of the Corporate Governance and Nominating Committee.

CHITRA NAYAK   Director since 2021
                                                          Age 59

Ms. Nayak has more than 25 years of professional experience in Go-To-Market, general management and operations leadership roles at various companies. She currently serves as a board member at public companies Invitae (NVTA), a high-growth genetics testing company, and at Infosys (INFY), a digital services and consulting company; and also at private companies Intercom, a messaging platform company, at Urban Footprint, a sustainability analytics company. She also is an advisor to startups on Go-To-Market and growth, and a venture partner at 1414 Ventures, a fund investing in digital identity. Most recently, Ms. Nayak was Chief Operating Officer running Go-To-Market at Comfy, a real-estate tech startup. Prior to that role, she was Chief Operating Officer at Funding Circle, an online SMB lending marketplace. From 2007 to 2015, she served as Chief Operating Officer, Platform and SVP, Global Sales Development at Salesforce.com. Ms. Nayak has also held leadership roles at AAA, Charles Schwab and the Boston Consulting Group. Ms. Nayak has a passion for empowering women in the workplace. She is the cofounder of Neythri.org, which supports South Asian professional women. She was the cofounder of the Salesforce Women's Network initiative and she co-created and taught an MBA class, "Women in Leadership", at California State University, East Bay. She writes extensively about leadership, about how to grow companies and about women in the workplace on LinkedIn. Ms. Nayak holds an MBA in General Management from Harvard Business School, an MS in Environmental Engineering from Cornell University and a BS in Engineering from the Indian Institute of Technology.

Qualifications. Ms. Nayak brings strong operational skills, commercial capability, a track record of innovation and strategic leadership that the Board believes will provide valuable insights into, among other things, the Company's development and implementation of its strategic plan. The Board believes that Ms. Nayak utilizes that experience in her service as a member of the Corporate Governance and Nominating Committee.

SCOTT M. NISWONGER   Director since 2021
                                                          Age 75

Mr. Niswonger has a storied career in supply chain management and logistics. Mr. Niswonger founded Forward Air Corporation in 1990, which operated as the sister company of Landair Transport, Inc., a trucking, warehousing and supply chain management company that he founded in 1981. The companies were separated into two public entities in 1998. Mr. Niswonger retired as Chairman of Landair when it was acquired by Covenant Transportation Group, Inc. in 2018, a role he held since 1981. Mr. Niswonger served as Chief Executive Officer of Landair from 1981 to 2003. He also served as Chairman and Chief Executive Officer of Forward Air from 1990 to

2003 and 2005, respectively. Prior to that, Mr. Niswonger served as Vice President of Flying Tiger Lines Inc., a global cargo airline from 1984 to 1986. Mr. Niswonger has served as independent director and member of the Nominating and Corporate Governance, and Executive and Risk Committees of First Horizon National Corp. from 2011 to 2020. Mr. Niswonger also served on the Board of Directors of People's Community Bank from 2003 to 2005. Mr. Niswonger is President and Founder of the Niswonger Foundation, a non-profit organization providing educational programs, scholarships and other charitable activities, and is the lead benefactor for the Niswonger Children's Hospital. Mr. Niswonger holds a BSBA from Tusculum University, and an AD in Aviation Technology and an Honorary Doctorate in Technology from Purdue University. He is a certified airline transport pilot.

Qualifications. Mr. Niswonger brings to the Board considerable public company leadership experience both in management and the boardroom, and extensive experience in matters affecting both public and private companies, including sales, marketing and logistics, finance and accounting, employee matters, mergers and acquisitions, risk assessment, civic affairs and government relations, corporate governance and securities markets and compliance. The Board believes that Mr. Niswonger utilizes that experience in his service as a member of the Compensation Committee.

JAVIER POLIT   Director since 2021
                                                             Age 58

Mr. Polit is an experienced Fortune 100 Chief Information Officer, with extensive experience across consumer goods, retail and financial services. Mr. Polit currently serves as Chief Information and Integrated Business Services Officer for Mondelez International (formerly Kraft Foods). From 2017 to 2020, he was Chief Information Officer for Procter & Gamble Company. Prior to that role, he served as Group Chief Information Officer for Coca Cola Bottling from 2007 to 2017 and as Global Director Customer Solutions, Business Intelligence and Distributions for the Coca Cola Company from 2003 to 2007. Mr. Polit was also Vice President, Global Corporate Systems for Office Depot and Vice President Information Technology for NationsBank NA. Mr. Polit is a member of the University of Miami Presidents Advisory Board and the Professional Advisory Board of ALSAC/St. Jude Children's Research Hospital. Mr. Polit is a graduate of the Advanced Management program at Harvard Business School. He holds a Master of Science from Barry University, a Masters of International Management from Budapest University of Technology and Economics and a Masters in International Business Management from TiasNimbas Business School. He also holds an MBA from Purdue University and a bachelor's degree in Business Administration from the University of Miami.

Qualifications. The Board believes that Mr. Polit brings deep B2B technology expertise including cybersecurity, data, digitization across multiple industries and complex organizations. He has helped drive digital transformation in large scale and has operated at the highest levels of Fortune 100 global companies where he contributed to technology strategy. The Board believes that Mr. Polit utilizes that experience in his service as a member of the Audit Committee.

THOMAS SCHMITT   Director since 2018
                                                             Age 58

Mr. Schmitt leads Forward Air Corporation, serving as President, CEO and Director since September 2018 and Chairman since May 2019. Prior to joining Forward Air, Mr. Schmitt served as Management Board Member and Chief Commercial Officer for DB Schenker, a $20 billion global logistics company, from June 2015 to July 2018. Mr. Schmitt has extensive experience in global logistics and executive management for public and private companies. He was President, CEO and Director of Aqua Terra, Canada's leading provider of natural spring water, from January 2013 to April 2015 and President, CEO and Director of Purolator, Canada's top parcel and freight transportation company, from 2010 to 2012. Prior to joining Purolator, Mr. Schmitt spent 12 years at FedEx in Memphis, TN, where he served as CEO of FedEx Supply Chain and Senior Vice President of FedEx Solutions. He also held senior roles at McKinsey & Company prior to his time at FedEx. Mr. Schmitt has been a Non-Executive Director of the Ferguson plc board since February 2019 and also served on the board of directors of Zooplus AG

from June 2013 to May 2016. He also is a published author. Together with Arnold Perl, Mr. Schmitt wrote "Simple Solutions," a leadership book published by Wiley & Sons. Mr. Schmitt holds an MBA as a Baker Scholar from Harvard Business School and received his bachelor's degree in European Business Administration from Middlesex University in London.

Qualifications. Mr. Schmitt's extensive experience in senior leadership positions at large national and global logistics companies as well as his position as the Company's Chief Executive Officer provide the Board with significant insight into the Company's strategy and operations.

LAURIE A. TUCKER   Director since 2019
                                                                          Age 66

Ms. Tucker has served as the Founder and Chief Strategy Officer of Calade Partners LLC, a marketing consultancy firm, since January 2014. She previously served as the Senior Vice President, Corporate Marketing of FedEx Services, Inc. ("FedEx"), a subsidiary of FedEx Corporation, from 2000 until she retired in December 2013. She was employed by FedEx in various capacities of increasing experience and responsibilities since 1978. Ms. Tucker has served as a director of publicly traded companies, such as, Bread Financial Holdings, since May 2015 and Iron Mountain Incorporated from May 2007 to May 2014. Ms. Tucker holds a B.B.A. in Accountancy and an M.B.A. in Finance from the University of Memphis.

Qualifications. Ms. Tucker's 35 years of experience at FedEx provide the Board with valuable insight with respect to corporate marketing strategies and large-scale operations. The Board believes that her experience overseeing finance, pricing, technology and customer technology will benefit her as the Chair of the Corporate Governance and Nominating Committee.

Shareholder Vote Requirement

The affirmative vote of a plurality of the votes cast by the shareholders entitled to vote at the Annual Meeting is required for the election of directors. Under the plurality voting standard, you may vote "FOR" or "WITHHOLD" authority to vote for each nominee. Votes to "WITHHOLD" with respect to any nominee and broker non-votes are not votes cast and will result in the applicable nominee(s) receiving fewer votes cast "FOR" such nominee(s).

In the event any director nominee receives a greater number of votes "WITHHELD" from his or her election than votes "FOR" such election, he or she shall tender his or her resignation for consideration by the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee shall recommend to the Board the action to be taken with respect to the resignation. The Board will publicly disclose its decision with respect to such resignation within 90 days of the certification of the election results.

Recommendation of the Board

Our Board recommends that shareholders vote "FOR" the twelve nominees recommended by the Board.

CORPORATE GOVERNANCE

Independent Directors

The Company's common stock is listed on The Nasdaq Stock Market LLC ("Nasdaq"). Nasdaq requires that a majority of the Company's directors be "independent directors," as defined in Nasdaq Marketplace Rule 5605. Generally, a director does not qualify as an independent director if, among other reasons, the director (or in some cases, members of the director's immediate family) has, or in the past three years has had, certain material relationships or affiliations with the Company, its external or internal auditors, or other companies that do business with the Company. The Board has affirmatively determined that twelve of the Company's thirteen current directors are "independent directors" on the basis of Nasdaq's standards and a review of each director's responses to questionnaires asking about any material relationships or affiliations with us.

The independent directors and director nominees are Ronald W. Allen, Ana B. Amicarella, Valerie A. Bonebrake, C. Robert Campbell, R. Craig Carlock, G. Michael Lynch, George S. Mayes, Jr., Chitra Nayak, Scott M. Niswonger, Javier Polit and Laurie A. Tucker. Thomas Schmitt is our CEO and is therefore not independent.

The Board has adopted Corporate Governance Guidelines that give effect to Nasdaq's requirements related to corporate governance and various other corporate governance matters. The Company's Corporate Governance Guidelines reflect the Board's commitment to monitor the effectiveness of policy and decision making both at the Board and management level, with a view to enhancing long-term shareholder value. The topics addressed in our Corporate Governance Guidelines include:

- Selection of the Chairman;

- Selection and responsibilities of the Lead Independent Director;

- Selection and evaluation of the Chief Executive Officer;

- Independence of the Board;

- Selection of new directors, Board membership criteria and size and role of the Board;

- Committees of the Board and related matters;

- Director orientation and continuing education;

- Independent director stock ownership guidelines;

- Self-evaluation by the Board;

- Director change in status and resignation policy;

- Leadership development and succession planning;

- Board access to management; and

- Shareholder communications with the Board.

The Company's Corporate Governance Guidelines are available through the Governance link on the Company's Investors website, which can be accessed at www.forwardaircorp.com. The Company's website and the information contained therein or connected thereto are not incorporated into this Proxy Statement.

Independent Director Meetings

Pursuant to the Company's Corporate Governance Guidelines, the Company's independent directors meet in executive session without management on a regularly scheduled basis, but not less frequently than quarterly. The Chairman of the Board or Lead Independent Director, if any, presides at such executive sessions or, in his or her absence, an independent director designated by such Chairman of the Board or Lead Independent Director.

Interested parties who wish to communicate with the Chairman of the Board, Lead Independent Director, or the independent directors as a group should follow the procedures found below under "Shareholder Communications."

Director Nominating Process

Shareholders may nominate directors for election at annual meeting, provided that the shareholder satisfies the advance notice requirements set forth in our bylaws. A shareholder's notice must be delivered to or mailed and received by the Corporate Secretary at Forward Air Corporation, 1915 Snapps Ferry Road, Building N, Greeneville, Tennessee 37745, at least 90 calendar days but not more than 120 calendar days prior to the one-year anniversary of the prior year's annual meeting and include all required information to be considered. In the case of the 2024 Annual Meeting of Shareholders, recommendations can be submitted no earlier than January 10, 2024 and the deadline to receive nominations is February 9, 2024. If, however, the annual meeting is advanced by more than 30 days or delayed by more than 60 days from the anniversary date of the preceding year's annual meeting (i.e., May 4, 2023), then notice by the shareholder must be delivered not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such annual meeting is first made; or if a special meeting of shareholders is called for the purpose of electing directors, then notice must not be received later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public announcement of the date of the special meeting was made, whichever first occurs.

Among other requirements, all notices must be in writing and set forth the following information: (1) the information required by Regulation 14A of the Exchange Act and the rules and regulations promulgated thereunder; (2) the signed written consent of the nominee to be nominated and (3) the completed and signed director questionnaire and representation and agreement, as required under our bylaws. Nominations not made in accordance with the procedures set forth in the bylaws will be deemed invalid.

The requirements of the advance notice provision for election of directors as summarized above are qualified in their entirety by our bylaws and Rule 14a-19 (as applicable), which we recommend be read in order to comply with the applicable requirements.

The Corporate Governance and Nominating Committee annually reviews the appropriate experience, skills and characteristics required of Board members in the context of the current membership of the Board. This assessment includes, among other relevant factors in the context of the perceived needs of the Board at that time, the possession of such knowledge, experience, skills, expertise and diversity to enhance the Board's ability to manage and direct the affairs and business of the Company.

The Board has established the following process for the identification and selection of candidates for director. The Corporate Governance and Nominating Committee, in consultation with the Chairman of the Board and Lead Independent Director, if any, periodically examines the composition of the Board and determines whether the Board would better serve its purposes with the addition of one or more directors. If the Corporate Governance and Nominating Committee determines that adding a new director is advisable, the Corporate Governance and Nominating Committee initiates the search, working with other directors and management and, if appropriate or necessary, a third-party search firm that specializes in identifying director candidates.

Board Diversity

The Corporate Governance and Nominating Committee will consider all appropriate candidates proposed by management, directors and shareholders. Information regarding potential candidates shall be presented to the Corporate Governance and Nominating Committee, and it shall evaluate the candidates based on the needs of the Board at that time and the candidates' knowledge, experience, skills, expertise and diversity, as set forth in the Company's Corporate Governance Guidelines. In particular, the Board and the Corporate Governance and Nominating Committee believe that the Board should be comprised of a well-balanced group of individuals. The Board believes that having diversity of knowledge, experience, skills and expertise among its members enhances the Board's ability to make fully informed, comprehensive decisions.

Potential candidates will be evaluated according to the same criteria, regardless of whether the candidate was recommended by shareholders, the Corporate Governance and Nominating Committee, another director, Company management, a search firm or another third party, except that in the case of shareholder recommendations, such candidates must be nominated pursuant to the requirements in the Company's bylaws. The Corporate Governance and Nominating Committee will submit its director candidate(s) recommendation to the Board for approval and recommendation to the shareholders.

The Corporate Governance and Nominating Committee also believes that diversity of race, ethnicity and gender are important factors in evaluating candidates for nominees. Accordingly, the Board is committed to actively seeking out highly qualified diverse candidates, including women and people of color in each candidate pool from which non-management director nominees are selected. To that end, since July 2017, the Board has added Ana B. Amicarella (July 2017), who identifies as Hispanic, Valerie A. Bonebrake (January 2018), George S. Mayes, Jr., who identifies as African American (March 2021), Chitra Nayak, who identifies as Asian (March 2021), Javier Polit, who identifies as Hispanic (March 2021), and Laurie A. Tucker (October 2019).



Annual Performance Evaluations

The Company's Corporate Governance Guidelines provide that the Board shall conduct an annual evaluation to determine, among other matters, whether the Board and the committees are functioning effectively. The Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are also each required to conduct an annual self-evaluation. The Corporate Governance and Nominating Committee is responsible for overseeing this self-evaluation process. The Board also conducts periodic evaluations of the Chairman of the Board and Lead Independent Director, peer evaluations and individual self-evaluations.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics that applies to all Company employees, officers and directors, which is available through the governance link on the Company's Investors website, which can be accessed at www.forwardaircorp.com. The Company's website and the information contained therein or connected thereto are not incorporated into this Proxy Statement. The Code of Business Conduct and Ethics complies with Nasdaq and SEC requirements. The Company will also mail the Code of Business Conduct and Ethics to any shareholder who requests a copy. Requests may be made by contacting the Secretary as described below under "Shareholder Communications."

Board Attendance

The Company's Corporate Governance Guidelines provide that all directors are expected to regularly attend meetings of the Board and committees on which they serve and to spend the time needed, and meet as frequently as necessary, to properly discharge their responsibilities. Members of the Board are also expected to attend the Annual Meeting of Shareholders. During 2022, the Board held six meetings. All of the incumbent directors who was on the Board during 2022 attended at least 75% of the aggregate number of meetings of the Board and meetings of committees of the Board on which he or she served during 2022. All of the Board members at the time of the 2022 Annual Meeting of Shareholders attended the 2022 Annual Meeting of Shareholders.

Board Committees

The Board currently has four standing committees: an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee and an Executive Committee.

The charters of the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are available through the governance link on the Company's Investors website, which can be accessed at www.forwardaircorp.com. With the exception of the Executive Committee, each committee has authority to engage legal counsel or other experts or consultants as it deems appropriate to carry out its responsibilities. Additional information regarding the functions of the Board's committees, the number of meetings held by each committee during 2022 and their present membership is set forth below.

The current composition of the Board and its Committees is as follows:

Name	Audit	Compensation	Corporate Governance and Nominating	Executive
Thomas Schmitt, Chair				X
R. Craig Carlock, Lead Director		Chair		X
Ronald W. Allen		X	X	
Ana B. Amicarella	X*		X	
Valerie A. Bonebrake		X		
C. Robert Campbell		X		
G. Michael Lynch	Chair*			
George S. Mayes, Jr.			X	
Chitra Nayak			X	
Scott M. Niswonger		X		
Javier Polit	X			
Richard H. Roberts	X			
Laurie A. Tucker			Chair	X
Number of Meetings in 2022	4	5	3	—

*Audit Committee Financial Expert

Audit Committee. The Audit Committee oversees the Company's financial reporting process on behalf of the Board. The Audit Committee is responsible for the appointment, compensation and oversight of the Company's independent registered public accounting firm. As part of this responsibility, the Audit Committee considers the impact of changing its current firm, is involved in selecting the lead partner, and considers the fee arrangement and scope of the audit. The Audit Committee also reviews the financial statements and the independent registered public accounting firm's report, considers comments made by such firm with respect to the Company's internal control structure, and reviews the internal audit process, internal accounting procedures and financial controls with the Company's financial and accounting staff. The Audit Committee may meet in

executive session, without management present, on any matter it deems appropriate. In addition, the Audit Committee assists the Board in its oversight of the Company's legal compliance, ethics and information system controls and security programs. A more detailed description of the Audit Committee's duties and responsibilities can be found in the Audit Committee Report on pages 57 to 58 of this Proxy Statement and in the Audit Committee Charter, which is available on the Company's website at https://ir.forwardaircorp.com/corporate-governance.

The Board has determined that each member of the Audit Committee meets the independence and financial acumen requirements under Nasdaq listing standards and the enhanced independence standards for audit committee members required by the SEC. In addition, the Board has determined that each of Ana B. Amicarella and G. Michael Lynch of the Audit Committee meet the definition of an "audit committee financial expert," as that term is defined by the rules and regulations of the SEC.

Compensation Committee. The Compensation Committee is responsible for determining the overall compensation levels of the Company's executive officers, reviewing, approving and administering the Company's employee incentive plans and other employee benefit plans. The Compensation Committee approves the final compensation for all NEOs other than the Chief Executive Officer. The Compensation Committee makes preliminary determinations about the Chief Executive Officer's base salary, annual short-term incentive compensation, long-term incentive compensation and other awards as appropriate. The Compensation Committee discusses its compensation recommendations for the Chief Executive Officer with the full Board, and the full Board approves the final compensation decisions after this discussion. The Compensation Committee also reviews, approves and makes recommendations, as necessary, to the Board with respect to the Company's policies and procedures relating to executive officer or director compensation, such as any clawback policy, stock ownership guidelines, or pledging or hedging policy.

Additionally, the Compensation Committee reviews and approves the Compensation Discussion and Analysis for inclusion in the proxy statement (see pages 27 to 43 of this Proxy Statement). Furthermore, the Compensation Committee oversees management succession planning along with the Corporate Governance and Nominating Committee and strategically reviews the Company's human resource strategies and initiatives with respect to the Company's development and retention of talent. A more detailed description of the Compensation Committee's duties and responsibilities can be found in the Compensation Committee Charter, which is available at https://ir.forwardaircorp.com/corporate-governance.

In fulfilling its responsibilities, the Compensation Committee may delegate its responsibilities to a subcommittee consisting of members of the Compensation Committee and, to the extent not expressly reserved to the Compensation Committee by the Board or by applicable law, rule or regulation, to any other committee consisting entirely of independent directors. The Company's Chief Executive Officer may not be present during deliberations or voting regarding his or her compensation. To the extent helpful to the work of the Compensation Committee, however, the Company's Chief Executive Officer may be invited by the Compensation Committee to participate in discussion relating to his or her compensation that may precede further deliberation or voting.

The Compensation Committee engaged Meridian Compensation Partners, LLC ("Meridian"), an independent consultant, to assist it during 2022. During the year, the consultant reviewed materials prepared by management and provided the Compensation Committee with information on compensation trends, best practices and changes in the regulatory environment, in addition to providing executive and director compensation benchmarking information. Meridian provided no services to the Company other than those related to executive and director pay and related governance.

The Board has determined that each member of the Compensation Committee is independent pursuant to Nasdaq listing standards and Rule 16b-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). In addition, the Compensation Committee, considering all relevant factors, including those set forth in Rule 10C-l(b)(4)(i) through (vi) under the Exchange Act and the Nasdaq listing standards, is not aware of any conflict of interest that has been raised by the work performed by Meridian.

Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee is responsible for identifying individuals qualified to become Board members and recommending them to the Board for consideration. This responsibility includes all potential candidates, whether initially recommended by management, other Board members or shareholders. In addition, the Corporate Governance and Nominating Committee makes recommendations to the Board for Board committee assignments, develops and annually reviews the Company's Corporate Governance Guidelines, and otherwise oversees corporate governance matters. The Corporate Governance and Nominating Committee is also responsible for overseeing the annual evaluation of the Board and for periodically reviewing and making recommendations to the Board regarding director compensation for the Board's approval. The Corporate Governance and Nominating Committee also reviews the Company's environmental, social and governmental policies, as well as manages sustainability-related risks and makes recommendations that it deems appropriate. Furthermore, the Corporate Governance and Nominating Committee oversees management succession planning along with the Compensation Committee. A more detailed description of the Corporate Governance and Nominating Committee's duties and responsibilities can be found in the Corporate Governance and Nominating Committee Charter, which is available at https://ir.forwardaircorp.com/corporate-governance.

A description of the Committee's policy regarding director candidates nominated by shareholders appears in the section titled "Director Nominating Process" above. The Board has determined that each member of the Corporate Governance and Nominating Committee is independent pursuant to Nasdaq listing standards.

Executive Committee. The Executive Committee is authorized, to the extent permitted by law and the Bylaws, to act on behalf of the Board on all matters that may arise between regular meetings of the Board upon which the Board would be authorized to act, subject to certain materiality restrictions established by the Board. The Executive Committee did not act with respect to any matter during 2022.

Compensation Committee Interlocks and Insider Participations

During the fiscal year ended December 31, 2022, R. Craig Carlock, Ronald W. Allen, Valerie A. Bonebrake, C. Robert Campbell and Scott M. Niswonger served as members of the Compensation Committee. None of these directors was, during 2022, an officer or employee of our Company, or, other than Mr. Niswonger, who joined the Board in March 2021 and who was an officer from 1998 to 2003, was formerly an officer of our Company. There were no transactions in 2022 between us and any directors who served as Compensation Committee members for any part of 2022 that would require disclosure by us under SEC rules requiring disclosure of certain relationships and related party transactions. During 2022, none of our executive officers served as a director of another entity, one of whose executive officers served on our Compensation Committee, and none of our executive officers served as a member of the compensation committee of another entity, whose executive officers served as a member of our Board. Accordingly, there were no interlocks with other companies within the meaning of the SEC's proxy rules during 2022.

Certain Relationships and Related Person Transactions

Review, Approval or Ratifications of Certain Relationships and Transactions with Related Persons. The Audit Committee of the Board reviews all relationships and transactions in which the Company and its directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Other than as provided in the Audit Committee Charter, the Company does not have a written policy governing related-person transactions. The Company's legal staff is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether the Company or a related person has a direct or indirect material interest in the transaction. As required under SEC rules, transactions that are determined to be directly or indirectly material to the Company or a related person are required to be disclosed in a company's proxy statement. In addition, the Audit Committee reviews and approves or ratifies any related person transaction that is required to be disclosed.

In the course of its review and approval or ratification of a disclosable related person transaction, the Audit Committee considers:

- the nature of the related person's interest in the transaction;

- the material terms of the transaction, including, without limitation, the amount and type of transaction;

- the importance of the transaction to the related person; and

- the importance of the transaction to the Company.

Any member of the Audit Committee who is a related person with respect to a transaction under review may not participate in the deliberations or vote respecting approval or ratification of the transaction, provided, however, that such director may be counted in determining the presence of a quorum at a meeting of the Audit Committee when considering the transaction.

In 2022, the Audit Committee reviewed and approved the compensation paid to Mr. Zachary Ruble, the son of Chris Ruble. Mr. Zachary Ruble serves as terminal manager of the Company's terminal in Atlanta, Georgia, and in 2022 he earned approximately $141,000 in salary and bonus. Mr. Ruble's compensation is comparable to other employees with equivalent qualifications, experience and responsibilities at the Company.

In 2023, the Audit Committee reviewed and approved the compensation paid to Mr. Patrick Creutzinger, the stepson of Scott Niswonger. Mr. Creutzinger serves as a Director of Sales for the Company, and in 2022 he earned approximately $224,000 in salary and bonus. Mr. Creutzinger's compensation is comparable to other employees with equivalent qualifications, experience and responsibilities at the Company.

Based on information provided by the directors, director nominees and executive officers, and the Company's legal department, the Audit Committee determined that there are no other related person transactions to be reported in this Proxy Statement.

Board Leadership Structure

In accordance with our Bylaws and Corporate Governance Guidelines, the Board is responsible for selecting the Chief Executive Officer and the Chairman of the Board; both of these positions may be held by the same person or by two separate individuals. The Company's Corporate Governance Guidelines require the election, by the Board, of an independent lead director to serve during any period when there is no independent Chairman of the Board. R. Craig Carlock currently serves as Lead Independent Director and he has served in that capacity since May of 2019.

Other than a six-month period beginning in September 2018, during which our newly-appointed Chief Executive Officer, Thomas Schmitt, did not serve as Chairman, the Company has operated using a board leadership structure under which the Chief Executive Officer also serves as Chairman of the Board. The Board believes that the Company has been well-served in having a combined Chief Executive Officer and Chairman. The Board believes that having Mr. Schmitt serve as both Chief Executive Officer and Chairman of the Board demonstrates for the Company's employees, suppliers, customers and other shareholders that the Company is under strong leadership, with a single person setting the tone and having primary responsibility for managing its operations. The Board believes having Mr. Schmitt serve as Chief Executive Officer and Chairman of the Board is best for the Company and its shareholders at the present time. He is a recognized leader in the transportation industry and has all of the skills necessary to serve as our Board's Chairman.

The Chairman of the Board is responsible for (a) chairing Board meetings and the Annual Meeting, (b) setting the agendas for these meetings, (c) attending Board committee meetings, and (d) providing information to Board members in advance of each Board meeting and between Board meetings. The Lead Independent Director is responsible for (i) chairing executive sessions of the independent directors and communicating with

management relating to these sessions, and presiding at all meetings of the Board at which the Chairman is not present, (ii) approving agendas and schedules for Board meetings and the information that is provided to directors, and (iii) serving as a liaison between the Chairman and the independent directors. The Lead Independent Director also has the authority to call meetings of the independent directors.

The Board believes that, in addition to fulfilling our lead director responsibilities, the Lead Independent Director makes valuable contributions to the Company, including but not limited to: (a) monitoring the performance of the Board and seeking to develop a high-performing Board, for example, by helping the directors reach consensus, keeping the Board focused on strategic decisions, taking steps to ensure that all the directors are contributing to the work of the Board, and coordinating the work of the four Board Committees, (b) developing a productive relationship with our Chief Executive Officer and ensuring effective communication between the Chief Executive Officer and the Board, and (c) ensuring and supporting effective shareholder communications. Accordingly, the Board believes that the Company has benefited from having the Chairman/Chief Executive Officer as the leader of the Company, and having the Lead Independent Director serving as the leader of the independent directors.

On an annual basis, as part of our review of corporate governance and succession planning, the Board (led by the Corporate Governance and Nominating Committee) evaluates the Board's leadership structure, to ensure that it remains the optimal structure for the Company and its shareholders. The Board recognizes that different board leadership structures may be appropriate for companies with different histories and cultures, as well as companies with varying sizes and performance characteristics. The Board believes its current leadership structure — under which the Chief Executive Officer serves as Chairman of the Board, the Board committees are chaired by independent directors and a Lead Independent Director assumes specified responsibilities on behalf of the independent directors — is presently the optimal board leadership structure for the Company and its shareholders.

Risk Oversight

On at least a quarterly basis, the Company's Chief Legal Officer provides a comprehensive risk report to the Audit Committee and the Board. While the Audit Committee has primary responsibility for overseeing financial risks and information system controls and security risks, the Board is charged with overseeing the Company's enterprise risks and ensuring that the Company's risk oversight processes appropriately align with existing disclosure controls and procedures. Accordingly, on an annual basis, the Board receives a report from the Company's Chief Legal Officer on the most significant risks that the Company is facing. This report is informed by and includes a discussion of the results of the Company's annual enterprise risk management survey and reports from various risk management roundtables with individual functional groups within the Company. This report allows the Board to adequately assess each risk and develop a strategy and appropriate timeframe to address these risks. The full Board also engages in periodic discussions about enterprise risk management with our Chief Legal Officer, Chief Executive Officer, Chief Financial Officer, Chief Information Officer and other Company officers as the Board may deem appropriate.

The Board's ongoing oversight also occurs at the Board committee level on a more focused basis, whereby each committee considers the risks within its area of responsibilities and works to proactively mitigate these risks. The Compensation Committee considers the risks that may be implicated by the Company's executive compensation programs. For instance, and the Compensation Committee has sole authority to retain compensation consultants and other advisors to provide advice and support on compensation issues. The Corporate Governance and Nominating Committee considers the best governance structure and guidelines for the Company to minimize enterprise risks brought about by weak governance. The Corporate Governance and Nominating Committee also oversees the Company's environmental, social and governance policies and activities and any associated risks. The Board believes that its leadership structure supports the Board's effective oversight of the Company's enterprise risks.

Corporate Sustainability and Responsibility

We embrace a comprehensive approach to sustainability that addresses Environmental, Social, and Governance ("ESG") factors.

Our integrated framework focuses on three pillars: (i) People and Communities; (ii) Customer; and (iii) Environment. After completing an ESG assessment in 2020 utilizing the Sustainable Accounting Standards Board ("SASB") standards and conducting a third-party stakeholder assessment, we identified ten ESG priority areas within these three pillars that we believe are relevant to our business and important to our employees, communities, customers, investors, partners and contractors, and which form the foundation for our sustainability strategy:

• Roadway Health & Safety	• Measurement & Disclosure
• Workplace Health & Safety	• Information Security
• Independent Contractor Practices	• Responsible Supplier Practices
• Diversity, Equity, Inclusion, and Belonging (DEI&B) Practices	• Green House Gas (GHG) Emissions Reduction Practices
• Community Impact & Partnerships	• Air Quality Practices

Since 2019, we have deployed meaningful resources to manage sustainability risks and to capitalize on related opportunities for the benefit of our stakeholders. In 2019, our Board amended the Corporate Governance and Nominating Committee Charter to give the Corporate Governance and Nominating Committee oversight over our ESG-related efforts. At least twice a year, the Corporate Governance and Nominating Committee is updated on each of these topics and provides feedback and direction that it deems appropriate. At least annually, the Chair of the Corporate Governance and Nominating Committee will provide a report on these topics to the full Board.

In 2020, Forward's leadership created the Head of Corporate ESG role to provide oversight of Forward's ESG vision, strategic planning, performance management, and improvement activities.

In 2021, we published our first ESG Report and created our internal ESG Steering Committee, which oversees our company-wide ESG strategy and meets at least quarterly and on an as-needed basis.

In 2022, we streamlined our internal data collection process, completed our Greenhouse Gas (GHG) inventory, set measurable targets and goals, and published our second ESG report through the launch of our new ESG website which we will update annually with our progress. The ESG report and new website are accessible through our investor relations site, https://ir.forwardaircorp.com/esg. The information on our website and our ESG report are not incorporated into, and are not a part of, this report.

People and Communities

We are committed to maintaining safe facilities for our employees, independent contractors, customers and partners. As part of this pillar, we focus on Roadway Health & Safety, Workplace Health & Safety, Independent Contractor Practices, and DEI&B Practices.

We employ clear policies and procedures to manage our roadway health and safety practices. We implemented a quarterly safety bonus and annual vehicle giveaway to reward owner-operators and independent fleet owners that lease their equipment to us ("Leased Capacity Providers") who have zero moving violations or accidents each quarter. The drivers of our Leased Capacity Providers who obtain four quarterly bonuses are eligible to win a new vehicle. In 2022, 209 Leased Capacity Providers as well as Company-employed drivers qualified for the vehicle giveaway.

Policies and procedures exist to investigate accidents and monitor lessons learned, driving continuous improvement in the health and safety practices across our facilities. All of our employees are assigned training courses as part of onboarding and employees may be assigned additional refresher trainings based on corrective action or identified risk.

Additionally, we employ, maintain, and monitor a robust Health and Safety program for all of our workers which establishes procedures and policies to prevent workplace incidents. As part of our assessment, we have identified improvement activities to develop a comprehensive Emergency Preparedness Plan ("EPP") for all our facilities. The EPP is under development and in compliance with OSHA 29 CFR 1910 standards and FMCSA 49 CFR. When completed, we will distribute and maintain this EPPP for employees and independent contractors alike, across our facilities and corporate offices.

We also remain committed to fostering a more diverse, equitable and inclusive work environment. In 2020, we created a Diversity, Equity, Inclusion, and Belonging (DEI&B) Council to promote employee inclusion and engagement. Since the creation of the DEI&B Council, among other initiatives, we have implemented paid parental leave, launched Employee Resource Groups to foster an inclusive environment and celebrated different cultures by commemorating key diversity holidays, observances, celebrations and provided floating paid holidays.

We are committed to supporting and giving back to the communities where we live and work, particularly through the support of our employee Veterans, and to the community of Veterans in North America. For instance, we continue to support our Veterans through our charitable organization, Operation: Forward Freedom, a manifestation of our ongoing commitment to Veteran-related causes. In 2022, we hosted our first annual Drive for Hope Golf tournament where we raised more than $375,000 for Hope for the Warriors. Hope for the Warriors is a 501(c)(3) nonprofit whose mission is to care for and empower service members and military families challenged by the physical, moral and psychological effects of war.

We partner with Women in Trucking to encourage and promote the employment of women within our industry. Our team of drivers is currently comprised of 15% women, roughly twice the U.S. industry average, and we continue to seek opportunities to improve upon that percentage. We also partner with non-profit organizations that positively impact our communities and our industry such as Truckers Against Trafficking and Drexel Hamilton.

Customer

We are committed to providing the industry's highest quality service in delivering on our customers' expectations. As part of this pillar, we focus on Measurement & Disclosure, Information Security, and Responsible Supplier Practices.

We remain committed to transparent and sustainable business practices. As part of this ongoing commitment, we have transformed and innovated several of our digital and cloud technologies to create more efficient and integrated processes. We deploy various programs, including Safety and Environmental Management Systems, to collect meaningful data that is communicated with all divisions and management.

We have also employed proactive measures to protect our network, computer systems and data from cyber threats, in part, by creating a robust Information Security program in early 2020. We are continuously deploying infrastructure to meet the National Institute of Standards and Technology (NIST) requirements.

As part of our Responsible Supplier program, we work to understand the ESG goals of both our suppliers and customers. By 2024, we expect to establish data tracking infrastructure and explore opportunities to grow our supplier diversity program and partnerships. We aim to establish supplier diversification goals in the coming years.

Environment

We are committed to promoting a healthier natural and built environment by striving for continuous environmental improvements in all aspects of our business. Environmental leadership requires not only our own action, but transparency and participation in the industry, including conversations about innovations and advancements that make a difference. As part of this pillar, we focus on GHG Emissions Reduction Practices and Air Quality Practices.

As a transportation company, we are conscious of the environmental effects of our operations and are committed to tracking and reducing our GHG emissions and improving our energy efficiency. We have established a preliminary goal to reduce absolute Scope 1 and Scope 2 GHG emissions (combined) by 42% by 2030 from a 2021 base year. Based on our current analysis, this is aligned with SBTi's methodology. However, this preliminary goal has not undergone review by the Science-based Targets initiative but, based on our analysis thus far, is consistent with SBTi and supports the scale of reductions according to SBTi aimed at keeping global temperatures increase below 1.5°C above pre-industrial temperatures. We are committed to making our results count across the country and will continue to update our future disclosures accordingly. As part of this goal, in 2022, we partnered with carbon capture company Remora, reserving ten of its mobile devices for a pilot project tentatively scheduled for the second half of 2023. We are also aligning with industry certifications, continuing to be a SmartWay certified company. SmartWay is a certification from the U.S. Environmental Protection Agency ("EPA") verifying company compliance with EPA regulations, including fuel efficiency ranges and emission standards.

To learn more about our ESG strategy and all our focus areas, visit our ESG website, https://forwardair.metrio.net, also accessible through our investor relations site. We are committed to making our results count and will continue to update our future disclosures accordingly.

DIRECTOR COMPENSATION

The general policy of the Board is that compensation for non-employee directors should be a mix of cash and equity-based compensation. The Company does not pay employee directors for Board service in addition to their regular employee compensation.

The Corporate Governance and Nominating Committee, which consists solely of independent non-employee directors, has the primary responsibility for reviewing and considering any revisions to the non-employee director compensation program. In 2022, a market review was conducted with the assistance of Meridian to determine the continued appropriateness and competitiveness of the non-employee director pay program. The data sources for the survey included companies in the Company's relative TSR peer group and general industry data from approximately 100 similarly-sized companies.

In accordance with the Corporate Governance and Nominating Committee's recommendations, the non-employee directors' cash compensation program is as follows:

- an annual cash retainer of $70,000 for all non-employee directors (which will increase to $85,000 for 2023);

- an additional annual cash retainer of $50,000 for the Lead Independent Director;

- an additional annual cash retainer of $20,000 for each of the Chairs of the Audit Committee, Corporate Governance and Nominating Committee and Compensation Committee; and

- an additional annual cash retainer of $10,000 for all non-Chair Audit Committee members, Compensation Committee members and Corporate Governance and Nominating Committee members.

All directors are reimbursed reasonable travel expenses for meetings attended in person. The Company also reimburses directors for expenses associated with participation in continuing director education programs.

In addition, on the first business day after each Annual Meeting of Shareholders, each non-employee director is granted an award (the "Annual Grant") in such form and size as the Board determines from year to year. Unless otherwise determined by the Board, the Annual Grants will become vested and non-forfeitable on the earlier of (a) the day immediately prior to the first Annual Meeting that occurs after the grant date or (b) the first anniversary of the grant date, so long as the non-employee director's service with the Company does not earlier terminate. In 2022, each non-employee director received restricted shares valued at $115,000. For 2023, this amount is expected to increase to $130,000 based on current market data.

Finally, the Board believes that directors more effectively represent the Company's shareholders, whose interests they are charged with advancing, if they are shareholders themselves. Therefore, the Board established certain independent director stock ownership guidelines which are set forth in the Company's Corporate Governance Guidelines. Specifically, the Company's independent directors are required to own shares of the Company's common stock, with a value equal to at least five times the annual cash retainer for independent directors. Each new independent director has three years from the date he or she joins the Board to accumulate this ownership stake. Unvested restricted stock is permitted to count towards the stock ownership guidelines. As of March 14, 2023, each independent director was in compliance with his or her individual retention requirements as set forth in the Company's Corporate Governance Guidelines. The following table shows the compensation the Company paid in 2022 to its non-employee directors. The Company does not pay employee directors for Board service in addition to their regular employee compensation.

Name	Fees Paid in Cash ($)	Stock Awards ($)(1)(2)	All Other Compensation ($)(3)	Total ($)
Ronald W. Allen	90,000	115,000	6,554	211,554
Ana B. Amicarella	90,000	115,000	1,179	206,179
Valerie A. Bonebrake	80,000	115,000	6,551	201,551
C. Robert Campbell	80,000	115,000	6,407	201,407
R. Craig Carlock	120,000	115,000	1,179	236,179
G. Michael Lynch	90,000	115,000	1,179	206,179
George S. Mayes, Jr.	80,000	115,000	1,179	196,179
Chitra Nayak	80,000	115,000	1,179	196,179
Scott M. Niswonger	80,000	115,000	1,179	196,179
Javier Polit	80,000	115,000	1,179	196,179
Richard H. Roberts	80,000	115,000	1,179	196,179
Laurie A. Tucker	90,000	115,000	1,179	206,179

(1) Represents the aggregate grant date fair value of non-vested restricted shares and deferred stock unit awards. The fair values of these awards were determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, "Compensation - Stock Compensation" ("ASC 718"). The assumptions used in determining the grant date fair values of these awards are set forth in the notes to the Company's consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC.

(2) As of December 31, 2022, an aggregate of 32,092 deferred stock units, non-vested restricted shares and dividend equivalent rights were outstanding.

(3) Represents dividend payments on non-vested restricted shares or dividend equivalents credited on deferred stock unit awards. These dividend payments and dividend equivalents are non-forfeitable.

The following table indicates the aggregate number of deferred stock units and/or non-vested restricted shares held by each incumbent director at the end of 2022 and those shares or units that have not yet vested.

Name	Number of Deferred Stock Units and/or Non-Vested Restricted Shares
Ronald W. Allen	7,176
Ana B. Amicarella	1,227
Valerie A. Bonebrake	7,167
C. Robert Campbell	6,706
R. Craig Carlock	1,227
G. Michael Lynch	1,227
George S. Mayes, Jr.	1,227
Chitra Nayak	1,227
Scott M. Niswonger	1,227
Javier Polit	1,227
Richard H. Roberts	1,227
Laurie A. Tucker	1,227

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of shares of our outstanding common stock held as of the Record Date by (i) each director and director nominee; (ii) our Chief Executive Officer, Chief Financial Officer, each of the next three most highly compensated executive officers, as required by SEC rules (collectively, the named executive officers, or the NEOs); and (iii) all directors and executive officers as a group. The table also sets forth information as to any person, entity or group known to the Company to be the beneficial owner of 5% or more of the Company's common stock as of March 14, 2023.

Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security, has or shares the power to dispose of or direct the disposition of the security, or has the right to acquire the security within 60 days. Except as otherwise indicated, the shareholders listed in the table are deemed to have sole voting and investment power with respect to the common stock owned by them on the dates indicated above. Shareholders of non-vested restricted shares included in the table are entitled to voting and dividend rights.

Name and Address of Beneficial Owner[1]	Shares of Common Stock	Shares That May be Acquired Within 60 Days	Total	Percent of Class[2]
Directors, Nominees and NEOs				
Thomas Schmitt	28,054	173,052 [3]	201,106	*
Ronald W. Allen	20,067 [4]	1,227 [5]	21,294	*
Ana B. Amicarella	9,168	1,227 [6]	10,395	*
Valerie A. Bonebrake	7,999 [7]	1,227 [6]	9,226	*
C. Robert Campbell	22,266 [8]	1,227 [6]	23,493	*
R. Craig Carlock	12,371	1,227 [6]	13,598	*
Rebecca J. Garbrick	1,143	1,253 [3]	2,396	*
Michael L. Hance	37,831	15,913 [3]	53,744	*
G. Michael Lynch	8,004	1,227 [6]	9,231	*
George S. Mayes, Jr.	2,177	1,227 [6]	3,404	*
Kyle R. Mitchin	13,116	792 [3]	13,908	*
Chitra Nayak	1,677	1,227 [6]	2,904	*
Scott M. Niswonger	21,677	1,227 [6]	22,904	*
Javier Polit	2,764	1,227 [6]	3,991	*
Richard H. Roberts	1,777	1,227 [6]	3,004	*
Chris C. Ruble	18,467 [9]	1,800 [3]	20,267	*
Laurie A. Tucker	8,994	1,227 [6]	10,221	*
All directors and executive officers as a group (19) persons	222,756	208,326	431,082	1.7 %
Other Principal Shareholders				
BlackRock, Inc.	4,243,349 [10]	—	4,243,349	16.0 %
The Vanguard Group, Inc.	3,025,510 [11]	—	3,025,510	11.4 %
Neuberger Berman Group LLC	1,375,360 [12]	—	1,375,360	5.2 %

*   Less than one percent.

(1) The business address of each listed director and NEO is c/o Forward Air Corporation, 1915 Snapps Ferry Road, Building N, Greeneville, TN 37745.

(2) The percentages shown for directors, nominees, NEOs and other principal shareholders are based on shares of common stock outstanding on the Record Date.

(3) Includes stock options that are fully exercisable.

(4) Includes 5,949 deferred stock units and dividend equivalents.

(5) Includes deferred stock units.

(6) Includes non-vested restricted shares.

(7) Includes 5,940 deferred stock units and dividend equivalents.

(8) Includes 5,479 deferred stock units and dividend equivalents.

(9) Includes 29 shares of common stock owned by Mr. Ruble's son with whom he shares voting and investment power with respect to such shares.

(10) BlackRock, Inc. ("BlackRock"), 55 East 52nd Street, New York, New York 10055, reported beneficial ownership of the shares as of December 31, 2022 in a Schedule 13G filed with the SEC on January 26, 2023. BlackRock, a holding company, reported having sole voting and sole dispositive power over 4,243,349 shares.

(11) The Vanguard Group, Inc. ("Vanguard"), 100 Vanguard Boulevard, Malvern, Pennsylvania 19355, reported beneficial ownership of the shares as of December 31, 2022 in a Schedule 13G filed with the SEC on February 9, 2023. Vanguard, an investment adviser, reported having shared voting power over 45,485 shares, sole dispositive power over 2,954,226 shares, shared dispositive power over 71,284 shares, resulting in an aggregate amount of 3,025,510 shares beneficially owned.

(12) Neuberger Berman Group LLC ("Neuberger"), 1290 Avenue of the Americas, New York, NY 10104, reported beneficial ownership of the shares as of December 31, 2022 in a Schedule 13G filed with the SEC on February 10, 2023. Neuberger has shared voting power over 1,360,403 shares and shared dispositive power over 1,375,360 shares. Neuberger Investment Advisers LLC has shared voting power over 1,360,403 shares and shared dispositive power over 1,375,360 shares.

Information About our Executive Officers

The table below sets forth information as of March 14, 2023, with respect to each person who is an executive officer of the Company.

Name	Age	Position
Thomas Schmitt	58	President, Chief Executive Officer and Chairman
Rebecca J. Garbrick	48	Chief Financial Officer and Treasurer
Chris C. Ruble	61	Chief Operating Officer
Michael L. Hance	51	Chief Legal Officer and Secretary
Kyle R. Mitchin	43	Chief People Officer
Nancee Ronning	62	Chief Commercial Officer
Joseph M. Tomasello	46	Chief Information Officer

There are no family relationships between any of our executive officers. All officers hold office until the earliest to occur of their resignation or removal by the Board of Directors.

Thomas Schmitt has served as President, Chief Executive Officer and director since September 2018 and was elected Chairman of the Board in May 2019. Prior to joining Forward Air, Mr. Schmitt served as Management Board Member and Chief Commercial Officer for DB Schenker, a global logistics company from June 2015 to July 2018. From January 2013 to April 2015, Mr. Schmitt was President, CEO and Director of Aqua Terra, a Canadian provider of natural spring water. From 2010 to 2012, Mr. Schmitt served as President, CEO and Director of Purolator, a Canadian parcel and freight transportation company. Prior to joining Purolator, Mr. Schmitt spent 12 years at FedEx in Memphis, TN, where he served as CEO of FedEx Supply Chain and SVP of FedEx Solutions. Prior to his time with FedEx, Mr. Schmitt held senior roles at McKinsey & Company. Mr. Schmitt has been a member of the Xynteo Leadership board since 2018 and a Non-Executive Director of the Ferguson Plc board since February 2019. Mr. Schmitt also served on the board of directors of Dicom Transportation Group from January 2014 to June 2018, Zooplus AG from June 2013 to May 2016, Univar, Inc., from July 2008 to June 2013 and Cyberport GmbH since June 2015.

Rebecca J. Garbrick has served as Chief Financial Officer and Treasurer since July 2021. From November 2020 to June 2021, Ms. Garbrick served as the Chief Accounting Officer and Corporate Controller. Prior to joining the Company, Ms. Garbrick served as the Assistant Corporate Controller at Cox Media Group from August 2020 to November 2020. From May 2013 to August 2020, she served as Director of Corporate Accounting and Policy and in other various leadership positions at AGCO Corporation. Ms. Garbrick also held other various leadership positions at KPMG LLP and Arthur Andersen LLP.

Chris C. Ruble has served as Chief Operating Officer for the Company since May 2019. Mr. Ruble was Chief Operating Officer for the Company's LTL business, including the Final Mile and Pool Distribution segments from June 2018 to May 2019. Prior to this role, Mr. Ruble was President, Expedited Services from January 2016 to June 2018, Executive Vice President, Operations from August 2007 to January 2016, and Senior Vice President, Operations from October 2001 until August 2007. He was a Regional Vice President from September 1997 to October 2001 and a regional manager from February 1997 to September 1997, after starting with the Company as a terminal manager in January 1996. From June 1986 to August 1995, Mr. Ruble served in various management capacities at Roadway Package System, Inc.

Michael L. Hance has served as Chief Legal Officer and Secretary since May 2014. From May 2010 until May 2014, he served as Senior Vice President of Human Resources and General Counsel. From January 2008 until May 2010, he served as Senior Vice President and General Counsel, and from August 2006 until January 2008, he served as Vice President and Staff Counsel. Before joining us, Mr. Hance practiced law with the law firms of Baker, Donelson, Bearman, Caldwell and Berkowitz, P.C. from October 2003 until August 2006 and with Bass, Berry & Sims, PLC from September 1999 to September 2003.

Kyle R. Mitchin has served as Chief People Officer since June 2019. From April 2017 to June 2019, Mr. Mitchin served as the Senior Vice President of Human Resources, and from June 2014 to April 2017 he served as the Vice President of Recruiting & Retention. Prior to joining the Company, Mr. Mitchin was the Director of Recruiting for Panther Premium Logistics from September 2009 to June 2014.

Nancee Ronning has served as Chief Commercial Officer since September 2022. Prior to joining the Company, Ms. Ronning served as the Chief Operating Officer of BNSF Logistics, a subsidiary of BNSF LLC, from July 2020 to July 2021. From May 2018 to July 2020, she served as Chief Commercial Officer at BNSF Logistics. From December 2014 to April 2018, Ms. Ronning served as President of Print Craft. Prior to Print Craft, Ms. Ronning spent 8 years at C.H. Robinson, serving as T-Chek's Vice President, Sales & Marketing from 2006-2009 and as Managing Director of Sales at C.H. Robinson corporate from 2009-2014. Ms. Ronning also held other various leadership positions at Merrill Corporation and GE Capital Vendor and Fleet Financial Services.

Joseph M. Tomasello has served as Chief Information Officer since June 2019. Prior to joining the Company, Mr. Tomasello served as Vice President, IT of FedEx Supply Chain from October 2016 to June 2019. From April 2013 to September 2016, he served as Director, Enterprise Architecture & Foundational Services at FedEx Services and as Manager, Customer Access Solutions from April 2011 to April 2013. Mr. Tomasello also held other various leadership positions at Verified Person, Inc. Since April 2022, Mr. Tomasello has served on the board of directors for SMC3, Inc.

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis ("CD&A") is designed to provide our shareholders with a clear understanding of our compensation philosophy and objectives, compensation-setting process, the compensation elements of our named executive officers, or NEOs, and the compensation decisions and outcomes that occurred during the 2022 performance year. As discussed in Proposal 3, we are conducting our annual Say on Pay vote that requests your approval of the compensation of our NEOs as described in this section and in the tables and accompanying narrative. To assist you with this vote, please review our compensation philosophies, the design of our executive compensation programs and how, we believe, these programs are in line with our compensation philosophies and objectives, particularly ensuring alignment between the amount of compensation paid and our performance against our short- and long-term goals.

NEOs

For 2022, our NEOs were:

Thomas Schmitt	President and Chief Executive Officer
Rebecca J. Garbrick	Chief Financial Officer and Treasurer
Chris C. Ruble	Chief Operating Officer
Michael L. Hance	Chief Legal Officer and Secretary
Kyle R. Mitchin	Chief People Officer

Compensation Philosophy and Objectives

The Compensation Committee (the "Committee" for purposes of this CD&A) has designed our executive compensation program to attract, develop, reward and retain key talent to facilitate achievement of our annual, long-term and strategic goals. One of the Committee's objectives is to align executives' interests with shareholders' interests by creating a pay-for-performance culture at the executive level, with the ultimate goal of increasing shareholder value. Other objectives are to recognize the contributions of individual executives, provide market-competitive pay opportunities, balance short- and long-term compensation elements without encouraging excessive or unnecessary risk taking, and foster retention and executive stock ownership. Thus, while executive compensation should be directly linked to Company performance, the Committee believes it should also be an incentive for executives to continually improve individual performance, thereby contributing to our success in meeting our short- and long-term financial, operational and strategic objectives.

Executive Summary

2022 Performance Highlights

Forward's financial performance in fiscal year 2022 was by far the best in the Company's history. Forward set many annual financial and operational records in 2022, while at the same time continuing to make meaningful progress toward executing on our growth strategy that involves organic infrastructure investments such as the ongoing less-than-truckload ("LTL") network expansion, as well as inorganic investments, including acquisitions of complementary businesses. Notable financial and operational highlights from 2022 are listed below.

- For the year ended December 31, 2022:

  ○ increased consolidated operating revenue from continuing operations by $311.0 million, or 18.7%, to a record $1.97 billion;

  ○ increased consolidated operating income from continuing operations by $106.7 million, or 67.0%, to a record $266.0 million (resulting in the maximum short-term incentive payouts under the operating income component of the annual incentive plan and a total payout under the plan above target opportunity);

  ○ increased net income by $87.3 million, or 82.5%, to a record $193.2 million;

  ○ increased free cash flow by $132.3 million, or 149.6%, to $220.7 million; and

  ○ increased net income per diluted share from continuing operations to a record $7.14 compared to $4.22 in 2021.

- Finished 2022 by offering a complete year of our big and bulky final mile ("Final Mile") service offerings from 12 existing LTL locations.

- Launched 20 new Final Mile dedicated service locations.

- Assessed by a third-party industry expert as being the best in the LTL industry for damage-free, intact, on-time shipment service.

- Executed strategic growth priorities for Intermodal by acquiring Edgmon Trucking, LLC and Chickasaw Container Services, Inc., which added a new location in Kent, Washington servicing the key ports of Seattle and Tacoma and expanded our Intermodal drayage operations in Mobile, Alabama and Memphis, Tennessee.

- Generated $259.1 million of net cash from operating activities of continuing operations for the 12 months ended December 31, 2022. After utilizing $104.5 million of net cash in investing activities in 2022, the Company returned $88.6 million to shareholders through dividends and our stock repurchase program.

- Published an updated ESG Report that sets baselines and ambitious targets – including a target 42% reduction in Scope 1 and Scope 2 greenhouse gas emissions by 2030.

2022 Compensation Highlights

Our record 2022 financial and operational performance, our pay-for-performance philosophy and the design of our pay programs led to the following Committee actions and plan payouts to our NEOs for 2022:

- *Base salaries*. Neither Mr. Schmitt nor any other NEO except Ms. Garbrick received a base salary increase in 2022. Ms. Garbrick received a 10% increase to her base salary to better align with similarly situated roles in the market.

- *Short-term incentive payouts*. The amount of short-term incentive compensation paid to our executive officers, including our NEOs, if any, is determined primarily by our performance against our Fiscal 2022 operating income targets, which were established at the beginning of the year and were intended to be challenging, yet attainable through disciplined execution of our strategic initiatives. As described above, the Company's operating income was significantly higher than prior year and the Company's forecasted guidance. As a result, in 2022, the corporate financial component of the Short-term Cash Incentive Plan paid out at the maximum level in accordance with the Company's performance above the Beyond Stretch/ Maximum 2022 operating income targets. Fiscal 2022's record operating income achievement of $266.0 million represented 67.0% growth over the prior year's performance. Additionally, the Committee approved payouts on the individual component ranging from 88% to 107% of target based on each executive's performance against his or her personal objectives.

- *Long-term incentive grants*. In order to promote stock ownership, tie executive interests to those of shareholders and focus on maintaining a strong pay-for-performance culture, for all NEOs other than Mr. Schmitt, of the total 2022 long-term equity incentive ("LTI") target award value, 50% was comprised of time-based restricted stock; 25% was comprised of performance shares, which are earned based on relative TSR performance versus our peers; and 25% was comprised of stock options. The Committee eliminated the earnings before interest, taxes, depreciation and amortization ("EBITDA") per share metric from its performance shares in 2022 given the potential volatility in the metric caused by non-operational items such as fluctuations in macroeconomic conditions and in the freight cycle, which are out of the NEOs control. Mr. Schmitt's 2022 LTI target award value was comprised of 33% time-based restricted stock; 33% performance shares, which are earned based on TSR performance versus our peers and 33% stock options, where vesting and exercisability are contingent on the Company's achievement of certain levels of income from operations.

- *Long-term performance plan payouts*. Based on total shareholder return relative to our peer companies, our 54th percentile ranking resulted in approved payouts for the January 2020 to December 2022 performance period equal to 111.6% of target. Our three-year cumulative EBITDA per share relative to a pre-set metric resulted in approved payouts for the January 2020 to December 2022 performance period equal to 114.8% of target.

Compensation-Setting Process

Role of Shareholder Say on Pay Vote

The Company provides its shareholders with the opportunity to cast an annual advisory vote on executive compensation (a "say on pay proposal"). At the Company's annual meeting of shareholders held in May 2022, approximately 99% of the votes cast on the say on pay proposal were voted in favor of the proposal. Our shareholders were similarly supportive of our executive compensation programs in 2021 and 2020, approving the say on pay proposal with approximately 99% votes cast in both years. The Committee believes this outcome affirms shareholders' support of our approach to executive compensation. As a result, we did not change our overall approach to executive compensation in 2022 based upon the results of this advisory vote. The Committee will continue to consider the outcome of say on pay votes when making future compensation decisions for the NEOs.

Role of the Compensation Committee

The Compensation Committee is responsible for reviewing and approving executive compensation policies, plan designs and the compensation of our senior officers, including our NEOs. The Committee considers various factors in making compensation determinations, including the officer's responsibilities and performance, the effectiveness of our programs in supporting short-term and long-term financial, operational and strategic objectives, and overall financial performance. The Committee approves the final compensation for all NEOs other than the Chief Executive Officer. The Committee coordinates the full Board's annual review of the Chief Executive Officer's performance and makes preliminary determinations about his base salary, annual short-term incentive compensation, long-term incentive compensation and other awards as appropriate. The Committee discusses its compensation recommendations for the Chief Executive Officer with the full Board, and the full Board approves the final compensation decisions after this discussion.

To this end, the Committee conducts an annual review of executive officer pay levels, reviews market data updated periodically by Meridian Compensation Partners, LLC ("Meridian"), the Committee's independent executive compensation consultant, approves changes to program designs (including post-termination arrangements) based on an assessment of competitive market practice and emerging trends, oversees the development of succession plans, and evaluates the risks associated with our executive compensation programs.

Role of the Compensation Consultant

The Committee has selected and directly retains the services of Meridian. The Committee periodically seeks input from Meridian on a range of external market factors including evolving compensation trends, appropriate peer companies to compare programs designs, practices and performance and survey data for benchmarking pay levels. Meridian also provides general observations on the Company's compensation programs and policies, but it does not determine or recommend the amount or form of compensation for the NEOs. During 2022, Meridian attended all five Committee meetings and participated in discussions regarding the changes to the LTI program for Mr. Schmitt and all other NEOs. The Committee determined that Meridian was independent during 2022 per Nasdaq listing standards and had no conflicts of interest to disclose.

Role of Executive Officers in Compensation Decisions

At the request of the Compensation Committee, the Chief Executive Officer makes recommendations regarding base salary, annual incentive pay and long-term equity incentive awards for the other NEOs and provides the Committee with justification for such awards. In forming his recommendations, he considers information provided by the Chief People Officer and assessments of individual contributions, achievement of performance objectives and other qualitative factors. While the Committee gives great weight to the recommendations of the Chief Executive Officer, it has full discretion and authority to make the final decision on the salaries, annual incentive awards and long-term equity incentive awards as to all of the NEOs. The Chief Executive Officer does not make recommendations concerning his own compensation and is not present during deliberations and voting regarding his own compensation.

The Chief Executive Officer, Chief People Officer, Chief Financial Officer and Chief Legal Officer regularly attend Compensation Committee meetings at the Committee's request. The Chief People Officer typically presents recommendations for program design changes and individual pay levels for executive officers (except for his own), taking into consideration individual performance of each incumbent, appropriate benchmarking information and issues that may arise from an accounting, legal and tax perspective.

Compensation Practices

Our executive compensation program is based on the following best practices:

What We Do	*What We Don't Do*
■ Provide pay opportunities that are appropriate to the size of the Company	■ Allow repricing or backdating of stock options without shareholder approval
■ Maintain a pay program that is heavily performance-based and uses multiple performance measures	■ Provide excise tax gross-ups
■ Disclose financial performance metrics and goals used in our incentive plans	■ Allow executive officers to hedge or pledge Company stock
■ Create alignment between executives and shareholders through a long-term incentive linked to stock price and measurement of stock performance versus peer companies	■ Provide special supplemental executive retirement programs
■ Maintain meaningful executive stock ownership and retention guidelines	■ Provide tax gross-ups on perquisites
■ Annually review the risk profile of compensation programs and maintain risk mitigators	■ Provide significant perquisites
■ Provide moderate severance and change-in-control protection	
■ Require double-trigger vesting on long-term equity awards in the event of a change in control	
■ Maintain a clawback policy allowing recovery of cash or equity-based compensation in certain circumstances, including material negative revisions to relevant financial results, material violations of the Code of Business Conduct and reckless supervision under certain circumstances	
■ Retain an independent compensation consultant engaged by, and reporting directly to, the Committee	

Key Elements of Executive Compensation Program

Consistent with our compensation philosophies and objectives, we have structured executive compensation to motivate and reward executives to achieve our business goals.

For the fiscal year ended December 31, 2022, the components of compensation for our NEOs were:
- Base salary;
- Annual incentive compensation;
- LTI compensation; and
- Retirement and other benefits.

The Committee combines these elements, particularly base salary and short and long-term incentives, to provide a total compensation package designed to attract highly qualified individuals and provide incentives to align efforts and motivate executives to deliver company performance that creates shareholder value. As a result, the total value of the compensation package is weighted more heavily towards variable, performance-based components.

At the beginning of 2022, the Committee established a total target compensation for each NEO comprised of base pay, annual incentives and long-term incentives. The Committee referred to market data included in reputable survey data which is periodically provided by Meridian. When utilizing the Aon Hewitt data, the Committee focused on pay opportunities at the size-adjusted 50th percentile of the market for executives holding similar positions. In addition to the market data for similarly situated positions, the Committee also considered other factors when



establishing target total compensation opportunities, including, but not limited to, the experience level of the individual, the value of the individual executive to the Company, the individual's position within the Company and existing and prior year awards.

The total target compensation for the NEOs in 2022 is set forth in the chart below.

	Target Annual Incentives				
NEO	**Base Salary ($)**	**Target Annual Incentives ($)**	**As a Percent of Base Salary**	**Target Long-Term Incentive ($)**	**Total Target Compensation ($)**
Thomas Schmitt	875,000	875,000	100 %	2,875,000	4,625,000
Rebecca J. Garbrick	385,000	288,750	75 %	435,000	1,108,750
Chris C. Ruble	585,000	438,750	75 %	625,000	1,648,750
Michael L. Hance	440,000	330,000	75 %	525,000	1,295,000
Kyle R. Mitchin	312,000	234,000	75 %	275,000	821,000

Our compensation programs are designed to motivate strong annual and long-term performance. We set a majority of NEOs' total compensation (base salary, annual incentives and long-term incentives) to be "at risk", meaning that the compensation is earned by meeting annual or long-term performance goals or is influenced by our stock price. The 2022 compensation elements with "at risk" components are as follows:

CEO 2022
Base Salary
19%
Target Bonus
19%
Long-Term
Incentives
62%
At Risk

Other NEOs
Long-Term
Incentives
38%
Base Salary
35%
Target Bonus
27%
At Risk

The compensation that an executive actually receives will differ from that executive's target compensation for a variety of reasons. Annual incentive payouts are based on Company performance against financial targets and achievement of individual and business objectives. The value of compensation realized from long-term incentive awards is dependent upon stock price performance, relative total shareholder return versus peer companies, and, with respect to Mr. Schmitt's compensation from operations.

Base Salary

The objective of base salary is to reflect the base market value of the executive's role. It is designed to reward core competence in roles that are complex and demanding. We choose to pay base salary because it is necessary for talent attraction and retention.

Base salaries for 2022 for the NEOs were determined for each executive based on position and responsibility and by reference to market data. The Committee also considers factors such as internal pay equity, level of experience and qualifications of the individual, scope of responsibilities and future potential, succession planning, and objectives established for the executive as well as the executive's past performance. Neither Mr. Schmitt nor any other NEO except Ms. Garbrick received a base salary increase in 2022. Ms. Garbrick received a 10% increase to her base salary to better align with similarly situated roles in the market. The base salaries for the NEOs for the fiscal year ended December 31, 2022 are set forth in the "Salary" column of the Summary Compensation Table on page 44 of this Proxy Statement.

Annual Incentive Compensation

The objective of our annual cash incentive plan is to focus our executives on attaining specific short-term financial and business goals that we believe will lead to our long-term success and promote retention of our executive talent. The annual cash incentive plan is designed to reward achievement of operating income targets and individual objectives important to the Company's short-term and long-term success. Payments made under the annual incentive compensation program were made in cash, calculated as a percentage of annual base salary as described in more detail below.

Annual cash incentive plan target opportunity levels (reflected as a percentage of base salary) approved by the Committee for the NEOs in 2022, which remained unchanged from the prior year, were as follows:

NEO	2022 Target Bonus Opportunity (as a percent of base salary)
Thomas Schmitt	100%
Rebecca J. Garbrick	75%
Chris C. Ruble	75%
Michael L. Hance	75%
Kyle R. Mitchin	75%

The components of the Annual Incentive Plan for all NEOs and their weighting with respect to the total cash incentive opportunity are reflected in the chart below.

Annual Cash Incentive Plan

Components of Plan	Weighing As a Percent of Target
Corporate Performance	80%
Individual Performance	20%

Payout under the Corporate Performance component can range from 0% of target (when threshold performance is not achieved) to 300% of target (when "beyond stretch" performance is achieved); payout under the Individual Performance component can range from 0% to 120% of target.

Corporate Performance Operating Income Goals. The Committee established corporate operating income goals for 2022 and corresponding incentive payments for achievement of such goals. Like in 2021, goals in 2022 were set to represent six incremental performance levels: downside, low, target, high, stretch and beyond stretch. As in past years, the target level for operating income generally reflects our internal business plan at the time the target is established, subject to adjustment in response to known headwinds or tailwinds or other economic conditions. Downside, low, high, stretch and beyond stretch levels are designed to provide a smaller award for lower levels of acceptable performance (downside and low) and to reward exceptional levels of performance (high, stretch and beyond stretch). The downside and low levels reflect increases over 2021 actual performance of 9.5% and 16.1%, respectively, while target reflects a 23.4% increase over 2021 actual performance. The beyond stretch level reflects a 54.4% increase over 2021 actual performance and, at the time it was established, represented a 54.4% increase over

the highest level of operating income attainment in the history of the Company. The Committee retains discretion as to the amount of the ultimate short-term incentive to be paid.

The 2022 operating income goals and corresponding performance levels are noted below. Payout for performance between points is interpolated on a straight-line basis.

Operating Income ($000s)	Downside	Low	Target	High	Stretch	Beyond Stretch	Fiscal Year 2022 Results	% of Target Payout
Corporate	174,483	184,982	196,500	208,027	218,508	245,959	265,976	300%
% of Target Payout	25%	50%	100%	150%	200%	300%		

Individual Objectives. Individual personal objectives specific to each executive officer position were set at the start of the fiscal year. At the end of the fiscal year, the Chief Executive Officer evaluated the performance of the other NEOs against those personal objectives, taking into account the extent to which the goals were met, unforeseen financial, operational and strategic issues experienced by the Company, and any other information deemed relevant. The Committee reviewed and approved this performance evaluation and evaluated the performance of the Chief Executive Officer in a similar manner with input from the full Board. Based on the results of this review, the Committee determined the amount of awards, if any, made in connection with an executive's attainment of the executive's individual objectives.

2022 Annual Incentive Payout. The Committee met in February 2023 to determine whether the Company's 2022 performance merited payment to the NEOs under the annual cash incentive plan, and, if so, to determine the amount of such incentive awards.

- Corporate Performance Component: Income from continuing operations was a record $266.0 million, which resulted in a payout of 300% of the total target Corporate Performance annual incentive opportunity.

- Individual Performance: The Committee also considered performance against the individual objectives set for the NEOs. In 2022, those individual objectives encompassed:

  ◦ Contributions to meeting established strategic and operational goals;
  ◦ Contributions to succession and talent development initiatives;
  ◦ Continuous improvement of business and functional operations; and
  ◦ Personal development in areas of leadership, planning and teamwork.

After a performance appraisal of each executive officer and a review of their achievement of the personal goals that had been set for them, Mr. Schmitt recommended to the Committee an achievement of 88%, 107%, 93% and 96% of target for Ms. Garbrick and Messrs. Ruble, Hance and Mitchin, respectively, which they approved. The Committee evaluated the performance of Mr. Schmitt in a similar manner. In addition to the factors mentioned above, Mr. Schmitt's individual performance objectives also encompassed long-term strategic planning initiatives. Based on its review, the Committee determined that Mr. Schmitt achieved 103% of target for the Individual Performance component for 2022.

The actual awards made to each NEO under the Operating Income and Individual Objectives Component of the annual cash incentive plan are shown in the chart below.

Executive	Corporate Performance Component ($)	Individual Objectives Component ($)	Total Payout Under 2022 Annual Cash Incentive Plan ($)	Total Payout as a % of Total Target Annual Cash Incentive Plan Opportunity
Thomas Schmitt	2,100,000	180,250	2,280,250	260.6 %
Rebecca J. Garbrick	693,000	50,820	743,820	257.6 %
Chris C. Ruble	1,053,000	93,893	1,146,893	261.4 %
Michael L. Hance	792,000	61,380	853,380	258.6 %
Kyle R. Mitchin	561,600	44,928	606,528	259.2 %

Long-Term Equity Incentive Awards

The objective of providing long-term equity incentives is to attract and retain critical leadership, align executive interests to those of shareholders, enhance long-term thinking in general and focus executives on metrics that lead to increased shareholder value over the long term. Our long-term equity incentives are specifically designed to reward stock price appreciation and outperformance of shareholder return relative to industry peer companies.

In 2022, the target grant date fair value of the LTI awards to all NEOs, except Ms. Garbrick, remained the same as the 2021 grant date fair value. In February 2021, before her promotion to CFO, Ms. Garbrick received a LTI award consisting 100% of restricted stock with a grant date value of $65,000. In recognition of her promotion to CFO and Treasurer, Ms. Garbrick's 2022 LTI target value was increased to $435,000.

Changes to the LTI Program for 2022. In February 2022, management proposed, and, after discussion with Meridian, the Committee approved, the following changes to the long-term incentive plan design for awards provided to NEOs in 2022:

- Replace performance shares earned based on achievement of three-year cumulative earnings before interest, taxes, depreciation and amortization per share ("EBITDA Per Share") with stock options.

- With respect to Mr. Schmitt, adjust the weighting of the LTI award components to be 33% time-base restricted stock, 33% performance shares earned based on relative TSR performance versus peers and 33% performance stock options where vesting and exercisability are contingent on the Company's achievement of certain levels of income from operations. Previously, Mr. Schmitt's LTI award was comprised of 25% of time-based restricted shares, 25% of TSR performance shares, 25% EBITDA per share performance shares, and 25% of performance stock options.

- With respect to all NEOs other than Mr. Schmitt, adjust the weighting of the LTI award components to be 50% time-base restricted stock, 25% performance shares earned based on relative TSR performance versus peers and 25% stock options. Previously, the NEOs LTI awards consisted of 50% of time-based restricted shares, 25% of TSR performance shares, and 25% EBITDA per share performance shares.

The Committee believes these are appropriate changes in that they:

- Continue to promote retention and stock ownership;

- Focus executives on share price appreciation, further aligning our executives' interests with the interests of our shareholders;

- Remove volatility concerns associated with EBITDA Per Share awards; and

- Continue to be heavily focused on performance-oriented awards measured by share price appreciation.

Accordingly, in 2022, the Committee approved the following target long-term incentive awards for the NEOs:

Executive	2022 Restricted Stock Grant ($)	2022 Target TSR Performance Share Grant ($)	2022 Stock Options ($)	2022 Total Long-Term Incentive Award ($)
Thomas Schmitt	958,333	958,334	958,333	2,875,000
Rebecca J. Garbrick	217,500	108,750	108,750	435,000
Chris C. Ruble	312,500	156,250	156,250	625,000
Michael L. Hance	262,500	131,250	131,250	525,000
Kyle R. Mitchin	137,500	68,750	68,750	275,000

The number of shares of restricted stock and performance shares issued to the NEOs under the 2016 Omnibus Incentive Compensation Plan (the "Omnibus Plan") for the fiscal year ended December 31, 2022 are set forth in the Grants of Plan-Based Awards for Fiscal 2022 Table on page 46 of this Proxy Statement.

Equity-based awards. The value to the executive of all three components comprising long-term equity compensation in 2022 (restricted stock, TSR performance shares and stock options) is impacted by the performance of the Company's stock.

- Restricted stock becomes more valuable to the executive if our stock price increases, and the executive shares in the downside risk of a decline in our stock price.
- The number of performance shares earned, if any, will depend on how the Company's stock performs relative to transportation industry peers. Like restricted stock, the value ultimately delivered rises or falls based on the performance of the Company's stock from grant to settlement date.
- Stock options have value only if the Company's stock price increases after the grant date, and the amount of value is dependent upon the amount of the increase.

As it is possible that there will be no payout under the performance shares element, these awards are completely "at risk" compensation. In addition, there will be no value realized in stock options unless the stock price increases from date of grant. This emphasis on at-risk compensation in the LTI awards accomplishes our goal of creating a pay-for-performance culture at the executive level, while striking the appropriate balance among risk, retention and reward. Each element of the LTI is discussed in more detail below.

Restricted Stock. A share of restricted stock is a share of the Company's common stock that is subject to vesting requirements based on continued employment. Restricted stock grant sizes are calculated generally by multiplying the target LTI economic value by the weighting assigned to the restricted stock component and dividing it by the value of a single share of common stock determined using the estimated grant date fair value. The estimated grant date fair value of the restricted shares awarded to the NEOs in February 2022 was $106.29, which represents the closing price of the Company's common stock on the date of grant.

Shares granted under restricted stock awards are restricted from sale or transfer until vesting occurs, and restrictions lapse in three equal installments beginning one year after the date of grant. Dividends are paid in cash on a current basis throughout the vesting period. To the extent not earlier vested, the shares of restricted stock will vest upon the death or disability of the recipient, as well as upon involuntary termination of employment in connection with or within 24 months after a change in control.

Performance Shares. A performance share is the right to receive a share of Company common stock based upon the achievement of certain performance criteria. TSR performance share grant sizes awarded in 2022 were

calculated by multiplying the target LTI economic value by the weighting assigned to the TSR performance share component and dividing it by $127.29, the estimated value of a single performance share on the grant date determined using a Monte Carlo valuation model.

TSR Performance Shares. TSR performance shares are earned on the basis of our Total Shareholder Return ("TSR") measured over a three-year period, relative to the TSR of a peer group of transportation companies. For performance share awards made prior to 2020, the following 12 companies were included in the TSR peer group:

C.H. Robinson Worldwide, Inc.	Knight Transportation, Inc.
Echo Global Logistics, Inc.	Landstar Systems, Inc.
Expeditors International of Washington, Inc.	Marten Transport, Ltd.
Heartland Express, Inc.	Roadrunner Transportation Systems, Inc.
Hub Group, Inc.	Saia, Inc.
J.B. Hunt Transport Services, Inc.	Werner Enterprises, Inc.

In February 2021, the Committee approved adjusting the TSR peer group for TSR-driven Performance Shares to remove Roadrunner Transportation Systems, Inc. and add ArcBest Corporation, Old Dominion Freight Line, Inc. and Schneider National, Inc. based on the Committee's assessment that these companies were better aligned from a size and target market perspective. In February 2022, the Committee approved adjusting the TSR peer group to remove Echo Global Logistics, Inc. and add XPO Logistics, Inc.

The actual number of performance shares earned is based on the percentile of our TSR relative to the TSRs of the comparator group companies described above during the three-year performance period. Calculations are conducted at the end of each of the last four quarters of the performance period using the payout/performance scale below, and then averaged to determine the actual payout. Payouts can range from 0% to 200% of the target number of performance shares awarded.

Payout for performance between points is calculated using straight-line interpolation.

Performance Level	Payout (as a % of Target)
90th percentile or higher	200%
70th percentile	150%
50th percentile	100%
25th percentile	50%
Below 25th percentile	0 %

TSR is calculated based on the change in share price plus reinvestment of dividends, with beginning and ending share price calculated as follows:

- Beginning market price equals the closing price on the last trading day immediately preceding the first day of the performance period.
- Ending market price equals the last trading day of each measurement period (i.e., the final four calendar quarters).

The performance shares pay out in shares of our common stock shortly after the close of the three-year performance period. Dividends are not paid on unvested TSR performance shares but rather are paid as and when the underlying performance shares have been earned and vested. TSR performance shares vest upon the death or

disability of the recipient at target, as well as upon involuntary termination of employment in connection with or within 24 months after a change in control (as such term is defined in the Omnibus Plan).

2020 Performance Shares. The final payout for the January 2020 to December 2022 performance period was 111.6% of target. This payout was a result of the four quarter averaging of the payouts generated from the relative TSR ranking, which were as follows:

Measurement Period	Relative TSR Ranking	Percent of Target Payout
January 2020 - March 2022	50th percentile	100%
January 2020 - June 2022	50th percentile	100%
January 2020 - September 2022	42nd percentile	84%
January 2020 - December 2022	75th percentile	162.5%

EBITDA Performance Shares. EBITDA performance shares are earned on the basis of our EBITDA Per Share measured over a three-year period. For purposes of determining the achievement of EBITDA Per Share, the Committee may determine to exclude from earnings non-recurring, non-operational or other items that the Committee believes should be excluded.

The actual number of EBITDA performance shares earned is based on achievement of EBITDA Per Share over a three-year period against pre-set cumulative EBITDA Per Share targets. The performance shares provide an opportunity for shares to be earned at the end of a three-year performance period if pre-established financial goals are met. These goals have been tailored to be difficult to achieve, so as to incentivize our NEOs to maximize their performance. We believe that the performance targets underlying our long-term equity incentive program are rigorous. We have not disclosed targets for performance periods that are not yet complete because their disclosure would allow our competitors to determine the EBITDA and pricing related to key programs, which would be competitively harmful to us. The EBITDA performance shares pay out in shares of our common stock shortly after the close of the three-year performance period. Payouts can range from 0% to 200% of the target number of performance shares awarded based on performance relative to the targets.

Dividends are not paid on unvested EBITDA performance shares but rather are paid as and when the underlying performance shares have been earned and vested. EBITDA performance shares vest upon the death or disability of the recipient at target, as well as upon involuntary termination of employment in connection with or within 24 months after a change in control (as such term is defined in the Omnibus Plan).

2020 EBITDA Performance Shares. The cumulative EBITDA per share for the January 2020 to December 2022 performance period was $21.23, which represented performance above target of $20.94 and resulted in a payout at 114.8% of target.

Stock Options. A stock option is the right to purchase the Company's common stock at a fixed price for a defined period of time. In 2022, the grant size of the stock options awarded to NEOs was calculated generally by multiplying the target LTI economic value by the weighting assigned to the options component and dividing it by the value of a single option, determined under the Black-Scholes methodology and based on assumptions used for recognizing expense in our financial statements contained in our Annual Report in accordance with U.S. generally accepted accounting principles ("GAAP"). For 2022 option grants, the grant date fair value was $28.93 per share. The stock options granted to NEOs in 2022 have a seven-year term and:

- will vest and become exercisable ratably in annual installments on each anniversary of the grant date over a three-year period; and

- with respect to performance stock options awarded to Mr. Schmitt, will vest and become exercisable upon the Company's achievement of pre-established annual operating income goals within a three-year period.

2022 Option Vesting. Based on the Company's 2022 record operating income achievement, the operating income performance conditions attached to Mr. Schmitt's 2022 Option award were satisfied, and therefore, 33% of Mr. Schmitt's 2022 performance option award vested in 2022.

Retirement and Other Benefits

Our NEOs receive the same retirement and other benefits as other employees at the Company. We choose to pay these benefits to meet the objective of having a competitive retirement and benefit package in the marketplace. Retirement benefits reward employees for saving for their retirement and for continued employment. Welfare benefits such as medical and life insurance reward continued employment.

All full-time Company employees, including the NEOs, are entitled to participate in the 401(k) retirement savings plan. Under that plan, for each pay period, the Company provides a $0.25 matching contribution for every dollar an employee elects to defer into the 401(k) plan, limited to elective deferrals up to 6% of the employee's compensation for the pay period. The matching contribution is subject to the rules and regulations on maximum contributions by individuals under such a plan. Matching contributions to the NEOs for the fiscal year ended December 31, 2022 are reflected in the "401(k) Match" column of the All Other Compensation table on page 45 of this Proxy Statement.

Additionally, all full-time employees, including the NEOs, are eligible to participate in the 2005 Employee Stock Purchase Plan (the "ESPP") upon enrolling in the ESPP during one of the established enrollment periods. Under the terms of the ESPP, eligible employees can purchase shares of the Company's common stock through payroll deduction and lump sum contributions at a discounted price. The purchase price for such shares of common stock for each option period, as described in the ESPP, will be the lower of: (a) 90% of the closing market price on the first trading day of an option period (there are two option periods each year — January 1 to June 30 and July 1 to December 31); or (b) 90% of the closing market price on the last trading day of the option period. Under the ESPP, no employee is permitted to purchase more than 2,000 shares of the Company's common stock per option period or shares of common stock having a market value of more than $25,000 per calendar year, as calculated under the ESPP. Mr. Schmitt does not participate in the ESPP.

The NEOs are also eligible to participate in the Company's health, dental, disability and other insurance plans on the same terms and at the same cost as such plans are available to all full-time employees. The Company does not have a supplemental executive retirement plan or one that provides for the deferral of compensation on a basis that is not tax-qualified.

Severance Arrangements

Our NEOs, including Mr. Schmitt, are covered by an executive severance and change-in-control plan (the "Severance Plan"), which became effective January 1, 2013, and was amended and restated on October 25, 2021. The objectives of the Severance Plan are to enhance the attraction and retention of executive talent during corporate upheaval, enable management to evaluate and support potential transactions that might be beneficial to shareholders even though the result would be a change in control of the Company, and obtain important corporate protections upon terminations of employment. The plan is designed to reward executives for remaining with the Company when their prospects for continued employment following a change in control or other corporate upheaval may be uncertain. We chose to adopt the plan to protect shareholder value in such events by increasing the probability of retaining an intact management team.

The severance benefits available to our NEOs under the Severance Plan are described in more detail under the Section entitled "Potential Payments upon Termination, Change of Control, Death or Disability" on pages 54 to 56 of this Proxy Statement and in the table set forth on pages 55 to 56 of that Section.

Tax and Accounting Implications

Accounting for Executive Compensation. The Committee and management consider the accounting and tax effects of various compensation elements when designing our annual incentive and equity compensation plans and making other compensation decisions. Although the Committee designs the Company's plans and programs to be tax-efficient and to minimize compensation expense, these considerations are secondary to meeting the overall objectives of the executive compensation program. We account for share-based compensation in accordance with GAAP. Consequently, share-based compensation cost is measured at the grant date based on the fair value of the award in accordance with ASC 718. We generally recognize share-based compensation expense ratably over the vesting period of each award except as otherwise required by ASC 718.

Other Compensation and Governance Policies

Risk Management

Our incentive program rewards reasonable risk-taking, accomplished through both program design and Committee processes.

Program design features for NEOs that mitigate risk include the following:

- Balanced mix of pay including base salary (fixed compensation) and a balance of annual (cash) and long-term (equity) incentives;

- Capped short-term incentives;

- Short-term incentive goals tied to financial goals of the corporate-level strategic plan;

- Annual equity-based incentive grants without backdating or repricing;

- Stock ownership guidelines applicable to senior executive officers, as described below;

- Prohibition on hedging and pledging Company stock, as described below; and

- A compensation recoupment or "clawback" policy, as described below.

Committee processes mitigating risk include:

- Overall administration of executive plans by the Committee;

- Reasonable short-term incentive goals;

- Financial performance objectives based upon budget objectives that are reviewed and approved by the Committee and the Board;

- Avoidance of steep payout cliffs;

- Ongoing and active discussion between the Committee and management regarding process on short-term and long-term goals; and

- Committee authority to pay less than the maximum short-term incentive amount after assessing the overall contribution and performance of the executive officers.

Other incentive programs either have similar characteristics or are small in potential payout amount.

Stock Ownership Guidelines

The Company has adopted executive stock ownership and retention guidelines (the "Ownership Guidelines"). These Ownership Guidelines are applicable to executive officers, including the NEOs. Our Ownership Guidelines are designed to increase executives' equity stakes in the Company and to align executives' interests more closely with shareholders'. The Ownership Guidelines require covered executives to own, and hold during their tenure with the Company, shares of the Company's common stock sufficient in number to satisfy the relevant amount specified below as a multiple of the executive's annual base salary. Effective February 6, 2018, these Ownership Guidelines were amended to increase the ownership multiples applicable to the NEOs and other executive officers as reflected in the chart below:

Position	Value of Common Stock
Chief Executive Officer	6 times base salary
Presidents, COO, CFO, CCO, and CLO	3 times base salary
All other executive officers	2 times base salary

Until the executive achieves the applicable ownership level, he or she is required to retain 50% of the net number of shares of common stock acquired through Company-provided stock-based awards, the vesting of restricted stock awards, the delivery of shares in settlement of stock units or performance share awards, or the delivery of shares to the executive through any other incentive compensation arrangement. This retention requirement applies only to stock-based awards that are granted on or after January 1, 2013. No retention requirement applies under the Ownership Guidelines to shares acquired in excess of the requisite ownership level. Shares underlying unexercised stock options and unvested or unearned performance share awards or performance units do not count towards the stock ownership guidelines. The Ownership Guidelines allow unvested restricted stock to count towards the stock ownership guidelines.

Prohibition Against Hedging and Pledging

The Company's Insider Trading Policy prohibits executive officers from engaging in any form of hedging transaction. In addition, the policy prohibits executive officers from holding Company securities in margin accounts and from pledging Company securities as collateral for loans. The Company believes that these policies further align our executives' interests with those of our shareholders.

Policy on Recoupment of Executive Compensation

The Company has adopted a discretionary incentive compensation clawback policy (the "Recoupment Policy") that applies to its executive officers, including the NEOs, and certain other specified employees. In February 2020, the Company approved amendments to the Recoupment Policy that expanded its reach. This amended policy allows the Company to seek reimbursement of incentive compensation paid or awarded to executive officers in any of the circumstances listed below.

- A determination is made that the executive officer engaged in fraud, theft, misappropriation or embezzlement.

- A determination is made that the Company is required to file an accounting restatement with the SEC that either resulted from the intentional misconduct of the executive officer or, regardless of the existence of intentional misconduct, results in a material negative revision of a financial or operating measure that was used to determine incentive compensation.

- Any other material negative revision of a financial or operating measure within 36 months after such financial or operating measure served as the basis on which incentive compensation was awarded or paid to the executive officer.

- An error or calculation of the executive officer's incentive compensation payout within six months after such erroneous amount is paid.

- Material violations of the Company's Business Code of Conduct and Ethics that could reasonably lead to a material financial or reputational harm to the Company.

- The executive officer is terminated from employment by the Company due to a felony conviction or the failure to contest prosecution for a felony or, in the Committee's determination, for such executive officer's gross negligence, willful misconduct or dishonesty, any of which could reasonably lead to material financial or reputational harm to the Company.

- The executive officer's failure to report or reckless failure to supervise his or her direct reports that, in the Committee's determination, resulted in such executive officer's failure to detect, in each case, gross negligence, willful misconduct or dishonesty on the part of others, any of which could reasonably lead to material financial or reputational harm to the Company.

The Recoupment Policy allows the Company to recover incentive compensation awarded to the affected executive officers, including, but not limited to, bonuses, annual, periodic or long-term cash incentive compensation, stock-based awards and the Company stock acquired thereunder, and sale proceeds realized from the sale of Company stock acquired through stock-based awards. All actions taken and decisions made relating to the Recoupment Policy are in the Committee's sole and absolute discretion.

On October 26, 2022, the SEC adopted new rules requiring companies to maintain a written policy for the mandatory recovery of erroneously awarded incentive compensation received by current or former executive officers. The specific policy requirements are not expected to be finalized until later this year. When the final requirements are issued, the Company will revise its Recoupment Policy as necessary to comply with applicable requirements. Stock exchanges have one year from publication to adopt revised rules. The Company anticipates that it will need to revise its Recoupment Policy to comply with these new rules, which are expected to become effective in mid-2023.

Key Provisions of Stock Incentive Plan and Omnibus Plan

The Company's Amended and Restated Stock Incentive Plan (the "Stock Incentive Plan") and Omnibus Plan incorporate certain terms and procedures that reflect the current compensation philosophy of the Company's Compensation Committee. Specifically, both plans prohibit the re-pricing or cash-out of underwater stock options and SARs without prior shareholder approval. They also provide that the taking of certain permitted actions affecting outstanding awards in the event of a change in control of the Company will be conditioned upon the consummation of the transaction giving rise to the change in control and will not be taken with respect to any awards that are subject to the provisions of Section 409A of the Internal Revenue Code ("Section 409A") if the action would result in a violation of Section 409A. Finally, awards granted under the Stock Incentive Plan and Omnibus Plan are made subject to the Recoupment Policy.

Compensation Committee Report on Executive Compensation

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that Forward Air Corporation specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act. The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference into the Form 10-K filed with the SEC.

Submitted By:
R. Craig Carlock
Ronald W. Allen
Valerie A. Bonebrake
C. Robert Campbell
Scott M. Niswonger
The Compensation Committee of The Board of Directors

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows the compensation earned in 2022, 2021 and 2020 by the NEOs.

Name and Principle Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Thomas Schmitt	2022	877,777	—	1,916,667	958,333	2,280,250	22,783	6,055,810
President, CEO and	2021	875,000	—	2,156,250	718,750	2,275,000	23,000	6,048,000
Chairman	2020	850,000	—	1,593,750	531,250	204,000	21,911	3,200,911
Rebecca J. Garbrick	2022	385,000	—	326,250	108,750	743,820	8,389	1,572,209
CFO and Treasurer (5)	2021	272,782	—	65,000	—	373,902	3,870	715,554
Chris C. Ruble	2022	585,000	—	468,750	156,250	1,146,893	9,452	2,366,345
Chief Operating	2021	585,000	—	625,000	—	1,134,608	10,196	2,354,804
Officer	2020	571,000	—	450,000	—	102,780	9,120	1,132,900
Michael L. Hance	2022	440,000	—	393,750	131,250	853,380	10,832	1,829,212
Chief Legal Officer	2021	440,000	—	525,000	—	854,700	9,593	1,829,293
and Secretary	2020	413,000	—	330,000	—	74,340	10,320	827,660
Kyle R. Mitchin	2022	312,000	—	206,250	68,750	606,528	8,369	1,201,897
Chief People	2021	312,000	—	275,000	—	605,124	7,994	1,200,118
Officer	2020	306,000	—	220,000	—	36,720	8,465	571,185

(1) Represents the aggregate grant date fair value of restricted share and performance share awards (and assuming achievement at target for such performance share awards). The fair values of these awards were determined in accordance with ASC 718. The awards for which the aggregate grant date fair value is shown in this table include the awards described in the Grants of Plan-Based Awards for Fiscal 2022 Table on page 46 of this Proxy Statement. The assumptions used in determining the grant date fair values of these awards are set forth in the notes to the Company's consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC.

(2) Represents the aggregate grant date fair value of stock option awards. The fair value of these awards were determined in accordance with ASC 718. The awards for which the aggregate grant date fair value is shown in this table include the awards described in the Grants of Plan-Based Awards for Fiscal 2022 Table on page 46 of this Proxy Statement. The assumptions used in determining the grant date fair values of these awards are set forth in the notes to the Company's consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC.

(3) Represents cash incentives earned under the 2022 Annual Cash Incentive Plan.

(4) See the All Other Compensation Table below for additional information.

(5) Ms. Garbrick was appointed as our Chief Financial Officer and Treasurer in July 2021. Ms. Garbrick's target annual incentive was adjusted in July 2021 to reflect this change.

All Other Compensation Table

The following table shows the components of "all other compensation" earned in 2022 by the NEOs.

Name	401(k) Match ($)	Dividends Earned on Non-Vested Restricted Shares ($)(1)	Long-Term Disability Insurance ($)(2)	Other ($)	Total ($)
Thomas Schmitt	4,575	17,362	846	—	22,783
Rebecca J. Garbrick	4,575	2,968	846	—	8,389
Chris C. Ruble	2,027	6,579	846	—	9,452
Michael L. Hance	4,575	5,411	846	—	10,832
Kyle R. Mitchin	4,575	2,948	846	—	8,369

(1) Represents dividend payments during 2022 on all non-vested restricted shares held by the executive. These dividend payments are nonforteitable.

(2) Represents premiums paid by the Company for long-term disability insurance for officers.

Grants of Plan-Based Awards for Fiscal 2022

In this table, we provide information about each grant of awards made to an NEO in the most recently completed year. This includes the awards under the Company's Annual Cash Incentive Plan, as well as performance share awards, restricted stock awards and stock option awards.

| Name | Award Type | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1) | | | Estimated Future Shares to be Issued Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards |
			Thres-hold ($)	Target ($)	Maxi-mum ($)	Thres-hold (#)	Target (#)	Maxi-mum (#)	(#)(2)	(3)	(4)	($)(5)
Thomas Schmitt	Annual Cash Incentive Plan		175,000	875,000	2,310,000							
	Performance Shares[6]	2/8/2022				3,765	7,529	15,058				958,334
	Restricted Stock	2/8/2022							9,016			958,333
	Stock Options	2/8/2022								33,122	106.29	958,333
Rebecca J. Garbrick	Annual Cash Incentive Plan		57,750	288,750	762,300							
	Performance Shares[6]	2/8/2022				427	854	1,708				108,750
	Restricted Stock	2/8/2022							2,046			217,500
	Stock Options	2/8/2022								3,759	106.29	108,750
Chris C. Ruble	Annul Cash Incentive Plan		87,750	438,750	1,158,300							
	Performance Shares[6]	2/8/2022				614	1,228	2,456				156,250
	Restricted Stock	2/8/2022							2,940			312,500
	Stock Options	2/8/2022								5,400	106.29	156,250
Michael L. Hance	Annual Cash Incentive Plan		66,000	330,000	871,200							
	Performance Shares[6]	2/8/2022				516	1,031	2,062				131,250
	Restricted Stock	2/8/2022							2,470			262,500
	Stock Options	2/8/2022								4,536	106.29	131,250
Kyle R. Mitchin	Annual Cash Incentive Plan		46,800	234,000	617,760							
	Performance Shares[6]	2/8/2022				270	540	1,080				68,750
	Restricted Stock	2/8/2022							1,294			137,500
	Stock Options	2/8/2022								2,376	106.29	68,750

(1) Amounts included in the table above represent the threshold (which we refer to as "downside"), target and maximum potential payout levels related to both the corporate and individual objectives for the fiscal year 2022 under the Company's Annual Cash Plan. The awards also provide for low and stretch potential payout levels as described under "Key Elements of Executive Compensation Program – Annual Cash Incentive Awards" in the Compensation Discussion and Analysis. The payment for these awards have already been determined and were paid in February 2023 to the NEOs and disclosed in the Summary Compensation Table.

(2) Each grant vests equally over a three-year period with the first vesting occurring on the one-year anniversary of the grant date.

(3) Stock options vest equally over a three-year period from the date of grant, and options granted to our CEO vest upon the achievement of pre-established annual operating income goals within a three-year period.

(4) In accordance with the provisions of the Omnibus Plan, the exercise price of stock option grants is set using the closing price on the day of grant. In the event there is no public trading of the Company's common stock on the date of grant, the exercise price will be the closing price on the most recent, prior date that the Company's common stock was traded.

(5) Represents the aggregate grant date fair value of performance share, restricted stock and stock option awards. The fair value of those awards were determined in accordance with ASC 718. The assumptions used in determining the grant date fair value of these awards are set forth in the notes to the Company's consolidated financial statements, which are included in our Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC.

(6) The performance shares vest two-and-a-half months after the last day of the three-year performance period. The number of shares earned are based on the TSR of the Company's common stock compared to the TSR of a peer group. See pages 37 to 38 of this Proxy Statement for additional information.

Outstanding Equity Awards at Fiscal Year-End

The following table shows information about outstanding equity awards at December 31, 2022.

Name	Option Awards					Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Option Exercise Price ($)	Option Grant Date	Option Expiration Date	Number of Shares of Stock That Have Not Vested (2)	Market Value of Shares of Stock That Have Not Vested (4)($)	Equity Incentive Plan Awards: Number of Unearned Shares That Have Not Vested (3)	Equity Incentive Plan Awards: Market Value of Unearned Shares That Have Not Vested (4)($)
Thomas Schmitt	100,000	—	64.26	9/1/2018	9/1/2025				
	23,945	11,973	65.96	2/4/2020	2/4/2027				
	13,047	26,092	75.05	2/2/2021	2/2/2028				
	—	33,122	106.29	2/8/2022	2/8/2029				
						18,085	1,896,936	39,314	4,123,645
Rebecca J. Garbrick	—	3,759	106.29	2/8/2022	2/8/2029				
						2,891	303,237	854	89,576
Chris C. Ruble	—	5,400	106.29	2/8/2022	2/8/2029				
						6,853	718,811	8,052	844,574
Michael L. Hance	9,098	—	47.82	2/6/2017	2/6/2024				
	5,303	—	58.40	2/5/2018	2/5/2025				
	—	4,536	106.29	2/8/2022	2/8/2029				
						5,636	591,160	6,415	672,869
Kyle R. Mitchin	—	2,376	106.29	2/8/2022	2/8/2029				
						3,071	322,117	3,702	388,303

(1) Each grant vests equally over a three-year period from the date of grant. Stock options granted to our CEO vest upon the achievement of pre-established annual operating income goals within a three-year period.

(2) The amounts shown represent restricted stock awards granted under the Omnibus Plan. Each grant of restricted stock vests equally over a three-year period with the first vesting occurring on the one-year anniversary of the grant date.

(3) The amounts shown represent performance share awards granted under the Omnibus Plan. The performance shares vest two-and-a-half months after the last day of three-year performance periods that end December 31, 2022, December 31, 2023, and December 31, 2024. The number of shares earned is based on either (a) the TSR of the Company's common stock compared to the TSR of a determined peer group or (b) the EBITDA Per Share compared to a pre-determined EBITDA Per Share target. See pages 37 to 38 of this Proxy Statement for additional information. Shares presented represent the award at the target amount. The actual amounts that will be earned are dependent upon the achievement of pre-established performance goals during the respective performance cycles.

(4) The market value of the awards that have not vested is based on the closing price of the Company's common stock on Nasdaq on December 30, 2022, which was $104.89.

Option Exercises and Stock Vested

The following table shows information about options exercised or shares acquired on vesting during 2022.

Name	Option Awards		Stock Awards	
	Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)(2)
Thomas Schmitt	—	—	5,877	634,747
Rebecca J. Garbrick	—	—	557	61,732
Chris C. Ruble	—	—	5,590	587,729
Michael L. Hance	—	—	4,292	451,908
Kyle R. Mitchin	—	—	2,695	282,948

(1) The value realized upon exercise or vesting is based on the market price on the date of exercise or vesting.

(2) Shares withheld for income tax purposes related to stock vested were as follows: Mr. Schmitt - 1,788 shares, Ms. Garbrick - 183 shares, Mr. Ruble - 1,992 shares, Mr. Hance - 1,089 shares and Mr. Mitchin - 803.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2022 with respect to shares of our Common Stock that may be issued under the following existing equity compensation plans: the Stock Incentive Plan, the Omnibus Plan, the Non-Employee Director Stock Option Plan (the "NED Plan"), the 2000 Non-Employee Director Award (the "2000 NED Award"), the ESPP and the Amended Plan. Our shareholders have approved each of these plans.

Equity Compensation Plan Information			
Plan Category	Number of Securities to be Issued upon Exercise or Vesting of Outstanding/Unvested Shares, Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (1)($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (2)
Equity Compensation Plans Approved By Shareholders	610,999	66.13	1,070,618
Equity Compensation Plans Not Approved By Shareholders	—	—	—
Total	610,999	66.13	1,070,618

(1) Excludes purchase rights accruing under the ESPP, which has an original shareholder-approved reserve of 500,000 shares. Under the ESPP, each eligible employee may purchase up to 2,000 shares of common stock at semi-annual intervals each year at a purchase price per share equal to 90% of the lower fair market value of the common stock at the close of the (i) the first closing day of an option period or (ii) the last trading day of an option period.

(2) Includes shares available for future issuance under the ESPP. As of December 31, 2022, an aggregate of 313,948 shares were available for issuance under the ESPP.

Employment Agreement with Thomas Schmitt

On June 6, 2018, the Company entered into an employment agreement with Mr. Schmitt (for purposes of this section, the "employment agreement"). Under the employment agreement, Mr. Schmitt's compensation will consist of an initial base salary of $800,000 and an annual target bonus set at 100% of base salary, with a maximum possible bonus of 200% of base salary. Mr. Schmitt received a signing bonus of $413,000 and 25,000 restricted shares of Company common stock, which vested equally on each of the first, second and third anniversaries of the grant date. In addition, the Company granted Mr. Schmitt options to purchase up to 100,000 shares of Company common stock which options have an exercise

price equal to the closing stock price of the Company's common stock on the grant date and vested on each of the first, second, and third anniversaries of the grant date.

Pursuant to the employment agreement, in February 2020, Mr. Schmitt received an additional equity grant valued at approximately $1.4 million at the time of the grant which was designed similarly to the design used for other executive employees of the Company. Following 2020, Mr. Schmitt has continued to participate in the Company's employee incentive programs, as administered by the Compensation Committee of the Board.

In addition to the employment agreement, Mr. Schmitt entered into the Company's Restrictive Covenants Agreement and participates in the Executive Severance Plan. Mr. Schmitt's entitlement to termination benefits, if any, and his continuing obligations to the Company following any termination will be determined by the Executive Severance Plan and the Restrictive Covenants Agreement.

The Company does not have employment agreements with any of its other NEOs, but each NEO is a participant in the Severance Plan, which is discussed in greater detail on pages 54 to 56 of this Proxy Statement under a Section entitled "Potential Payments upon Termination, Change of Control, Death or Disability."

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees to the annual total compensation of Mr. Schmitt, our Chief Executive Officer (our "CEO"). The pay ratio included in this information is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. In 2022, to identify the median employee as well as to determine the annual total compensation of our median employee, we took the following steps:

- We determined that as of December 31, 2021, our employee population consisted of 4,270 individuals (including full-time and part-time employees, other than our CEO) working at our parent company and consolidated subsidiaries in the United States and Canada. Of these individuals, 18 employees were located in Canada. As permitted by SEC rules, we excluded the Canadian employees, who represented 0.004% of our employee population. We then identified our "median employee" based on our United States employee population of 4,252.

- We identified the "median employee" by examining 2021 total cash compensation. For purposes of determining total cash compensation, we included base salary, incentive compensation, 401(k) match and overtime pay, as reflected in our payroll records. As permitted by SEC rules, we annualized the total cash compensation of all individuals who were employed as of December 31, 2021.

- We identified our median employee using this compensation measure, which was consistently applied to all our employees included in the calculation.

For 2022, our last completed fiscal year:

- The annual total compensation of our median employee was $52,781; and

- Mr. Schmitt's total annual compensation, as set forth in the Summary Compensation Table, was $6,055,810.

Based on this information, for 2022, the ratio of the annual total compensation of our CEO, to the total compensation of the median employee was 114.7 to 1.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain financial performance of the Company.

The following table discloses information on "compensation actually paid" (CAP) to our principal executive officer (PEO) and to our other non-PEO NEOs (on average) and certain financial performance measures of the Company. For further information regarding the Company's pay-for-performance philosophy and how the Company aligns executive compensation with performance, see the Compensation, Discussion and Analysis (CD&A) starting on page 27.

Year	Summary Compensation Table Total for PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total for Non-PEO NEOs[3]	Average Compensation Actually Paid to Non-PEO NEOs[4]	Value of Initial Fixed $100 Investment Based On:		Net Income - Continuing Operations (millions)[7]	Relative TSR Performance Percentile[8]
					Total Shareholder Return[5]	Peer Group Total Shareholder Return[6]		
2022	$6,055,810	$6,356,982	$1,742,416	$1,711,824	$155	$100	$193.2	64th
2021	$6,048,000	$9,065,745	$1,525,473	$1,726,305	$177	$125	$116.1	77th
2020	$3,200,911	$2,353,212	$1,006,555	$644,923	$111	$104	$52.8	42nd

[1]The amounts reported in this column are the amounts of total compensation reported for Mr. Schmitt (our President, Chief Executive Officer and Chairman) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation – Summary Compensation Table."

[2]The amounts reported in this column represent the amount of "compensation actually paid" to Mr. Schmitt, as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual amount of compensation earned by or paid to Mr. Schmitt during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to Mr. Schmitt's total compensation for each year to determine the compensation actually paid:

PEO	2022	2021	2020
Reported Summary Compensation Table Total for PEO	$6,055,810	$6,048,000	$3,200,911
- Reported Value of Equity Awards	$(2,875,000)	$(2,875,000)	$(2,125,000)
+ Year End Fair Value of Equity Awards	$3,099,190	$4,472,901	$1,238,623
+ Year Over Year Change in Fair Value of Outstanding and Unvested Equity Awards	$234,398	$1,183,652	$176,287
+/- Year Over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	$(157,416)	$236,192	$(137,609)
+/- Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	$—	$—	$—
+/- Value of Dividends Paid on Stock Awards not Otherwise Reflected in Fair Value or Total Compensation	$—	$—	$—
Compensation Actually Paid to PEO	$6,356,982	$9,065,745	$2,353,212

[3]The amounts reported in this column represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Mr. Schmitt, who has served as our CEO since 2018) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Schmitt) included for purposes of calculating the average amounts in each applicable year are as follows: (i) for 2022, Rebecca J. Garbrick, Chris C. Ruble, Michael L. Hance, and Kyle R. Mitchin; (ii) for 2021, Rebecca J. Garbrick, Scott E. Schara, Chris C. Ruble, Michael L. Hance and Michael J. Morris; and (iii) for 2020, Michael J. Morris, Scott E. Schara, Chris C. Ruble, Michael L. Hance and Matthew J. Jewell.

[4]The amounts reported in this column represent the average amount of "compensation actually paid" to the NEOs as a group (excluding Mr. Schmitt), as computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Schmitt) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to average total compensation for the NEOs as a group (excluding Mr. Schmitt) for each year to determine the compensation actually paid, using the same methodology described above in Note 2:

Average for Non-PEO NEOs	2022	2021	2020
Average Reported Summary Compensation Table Total for Non-PEO NEOs	$1,742,416	$1,525,473	$1,006,555
- Average Reported Value of Equity Awards	$(465,000)	$(448,000)	$(375,000)
+ Average Year End Fair Value of Equity Awards	$490,666	$615,596	$281,071
+/- Year Over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards	$(4,743)	$144,644	$(19,014)
+/- Year over Year Average Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year	$(51,515)	$12,362	$(153,176)
- Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year	$—	$(123,770)	$(95,513)
+ Average Value of Dividends Paid on Stock Awards not Otherwise Reflected in Fair Value or Total Compensation	$—	$—	$—
Average Compensation Actually Paid to Non-PEO NEOs	$1,711,824	$1,726,305	$644,923

[5]Cumulative TSR is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between our share price at the end and the beginning of the measurement period by our share price at the beginning of the measurement period.

[6]Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: Nasdaq Trucking and Transportation Stocks Index, which is the same peer group used for the Stock Return Performance Graph included in our Annual Report.

[7]The amounts reported represent the net income from continuing operations as reflected in the Company's audited financial statements for the applicable year.

[8]Relative TSR Performance Percentile is based on the metric used for our TSR performance shares, as discussed in more detail on page 37. Amounts shown in this table for each year reflect the Company's one year TSR relative to the one year TSR of the peer group used for the TSR performance shares awarded for that year. While the Company uses numerous financial and non-financial performance measures for the purpose of evaluating performance for the Company's compensation programs, the Company has determined that Relative TSR Performance Percentile is the financial performance measure that, in the Company's assessment, represents the most important performance measure (that is not otherwise required to be disclosed in the table) used by the Company to link compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to Company performance.

Financial Performance Measures

As described in greater detail in the CD&A, the Company's executive compensation program reflects a pay-for-performance philosophy to support the achievement of short- and long-term financial, operational and strategic objectives. The metrics that the Company uses for both our long-term and short-term incentive awards are selected based on an objective of incentivizing our NEOs to increase shareholder value. The most important financial performance measures used by the Company to link executive compensation actually paid to the Company's NEOs, for the most recently completed fiscal year, to the Company's performance are as follows:

- Operating Income
- Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
- Relative TSR Performance Percentile (the Company's TSR as compared to a peer group established by the Compensation Committee)

Description of the Relationship between Pay and Performance

The following graphs illustrate the relationship between the amount of compensation actually paid to Mr. Schmitt and the average amount of compensation actually paid to the Company's NEOs as a group (excluding Mr. Schmitt) with the Company's (i) cumulative TSR, (ii) net income and (iii) relative TSR performance percentile over the three years presented in the table. Compensation actually paid is impacted by numerous factors, including, but not limited to, the timing of new equity awards, vesting of outstanding awards, share price volatility and mix of performance metrics.

A large portion of the compensation actually paid to our NEOs is comprised of equity awards. As described in more detail in CD&A, the Company targets that approximately 62% and 38% of the value of total compensation awarded to Mr. Schmitt and other NEOs, respectively, is comprised of equity awards, including restricted stock, performance shares and stock options. Over the last three years, changes in the Company's share price have led to changes in the compensation actually paid. The graphs below illustrate:

- From 2020 to 2021, the compensation actually paid to our PEO increased by 285.2% and average compensation actually paid to our Non-PEO NEOs (excluding Mr. Schmitt) increased by 167.7%, cumulative TSR increased from $111 to $177 or 59.5%, net income increased from $52.8 million to $116.1 million or 119.9% and relative TSR performance percentile increased from the 42nd percentile to the 77th percentile.
- From 2021 to 2022, the compensation actually paid to our PEO decreased by 29.9% and average compensation actually paid to our Non-PEO NEOs (excluding Mr. Schmitt) decreased by 0.8%, cumulative TSR decreased from $177 to $155 or 12.4%, net income increased from $116.1 million to $193.2 million or 66.4% and relative TSR performance percentile decreased from the 77th percentile to the 64th percentile.
- The Company has seen sustained growth in TSR from 2020 to 2022 with a cumulative growth rate of 38.4%, while the peer group (Nasdaq Trucking and Transportation Stocks Index) remained relatively flat over the three-year period.

For additional information regarding the Company's executive compensation program, compensation setting process and compensation philosophy, see the CD&A starting on page 27.







Potential Payments Upon Termination, Change of Control, Death or Disability

Under the Severance Plan, which is applicable to selected employees of the Company, including Mr. Schmitt and the NEOs, each participant would receive severance benefits in the event his or her employment is terminated in certain circumstances. Under the Severance Plan, a participant would receive severance benefits if his or her employment is involuntarily terminated by the Company (other than for cause or upon death or disability, as those terms are defined in the Severance Plan) or in the event the participant voluntarily terminates his or her employment for "good reason" (as defined in the Severance Plan). The circumstances that permit a participant to terminate employment for good reason and receive severance benefits after a change in control differ from the more limited circumstances that permit a termination of employment for good reason prior to or absent a change in control. Generally, eligible participants would be entitled to the severance benefits included in the chart below upon an involuntary termination of their employment, in addition to any accrued obligations (such as unpaid salary through the termination date) and vested amounts to which they may be entitled under the Company's benefit plans:

General Severance Upon Involuntary Termination Absent a Change in Control	Severance Upon Involuntary Termination as of or Within Two Years After a Change in Control
■ a lump sum severance payment in an amount equal to two years of the CEO's annualized base salary, one and half years of the C-Suite employee's annualized base salary and one year for all other participants' annualized base salary	■ an amount equal to two times the sum of the participant's annual base salary and target annual incentive amount
■ a pro-rata annual incentive for the fiscal year in which the termination occurs based on actual performance results, reduced by the amount of any annual incentive previously paid to the participant for such fiscal year	■ a pro-rata target annual incentive amount for the fiscal year in which the termination occurs, reduced by the amount of any annual incentive previously paid to the participant for such fiscal year
■ a lump sum healthcare assistance payment in an amount equal to the excess of the monthly COBRA premium to provide the group medical, dental, vision, and/or prescription drug plan benefits the participant had been receiving before the termination above the monthly premium payable by active employees under the Company's healthcare plan for similar coverage, multiplied by 18 months for all NEOs other than the CEO and by 24 months for the CEO	■ a lump sum healthcare assistance payment in an amount equal to the excess of the monthly COBRA premium to provide the group medical, dental, vision, and/or prescription drug plan benefits the participant had been receiving before the termination above the monthly premium payable by active employees under the Company's healthcare plan for similar coverage, multiplied by 24 months
■ access to up to $20,000 of employer-paid outplacement services for 12 months following termination	■ access to up to $20,000 of employer-paid outplacement services for 12 months following termination

A condition in the Severance Plan is the execution of the Participation and Restrictive Covenants Agreement, which contains a non-competition and non-solicitation agreement with respect to the Company's employees and customers. The term of the non-competition and non-solicitation prohibitions for the CEO and all other NEOs is 24 months and 18 months, respectively, following termination of employment. In addition, any severance benefits payable under the Severance Plan are subject to the execution by the participant of a general release of claims against the Company and certain affiliated persons and entities. The Severance Plan does not provide for any tax gross-up payments to participants. Payments and benefits under the Severance Plan are subject to recovery under any clawback, recovery or recoupment policy.

In addition to the benefits available under the Severance Plan, all of the NEOs are eligible to receive certain other benefits in the event of specific termination of employment, including as a consequence of a change in control. Under the Company's Annual Incentive Plan, any unpaid incentive amounts previously earned under this plan would be payable to any NEO terminated without cause. Under the Stock Incentive Plan, any non-vested restricted shares, options or other forms of

equity-based compensation granted prior to 2016 will vest upon a "Change in Control." Beginning with long-term incentive grants made in 2016 made pursuant to either the Stock Incentive Plan or Omnibus Plan, vesting of such awards upon a change in control is double-trigger (i.e., not accelerated unless the awards are not assumed or converted by the acquirer or in the event there is an involuntary termination of employment in connection with or within 24 months after the change in control).

The following table shows the estimated benefits payable to each NEO in the event of termination of employment or change of control of the Company. The amounts shown assume that a termination of employment or a change of control occurs on December 31, 2022. The amounts do not include payments or benefits provided under insurance or other plans that are generally available to all full-time employees.

Name	Involuntary Termination Without Cause ($)	Death and Disability ($)	Change in Control ($)
Thomas Schmitt			
Severance[1]	1,750,000	—	3,500,000
Annual Incentive[2]	2,280,250	2,280,250	2,280,250
Accelerated Vesting of Equity[3]	—	5,919,662	7,265,275
Insurance Benefits[4]	28,076	—	28,076
Placement Services[5]	20,000	—	20,000
Total	4,078,326	8,199,912	13,093,601
Rebecca J. Garbrick			
Severance[1]	577,500	—	1,347,500
Annual Incentive[2]	743,820	743,820	743,820
Accelerated Vesting of Equity[3]	—	329,056	392,813
Insurance Benefits[4]	9,938	—	13,251
Placement Services[5]	20,000	—	20,000
Total	1,351,258	1,072,876	2,517,384
Chris C. Ruble			
Severance[1]	877,500	—	2,047,500
Annual Incentive[2]	1,146,893	1,146,893	1,146,893
Accelerated Vesting of Equity[3]	—	1,301,948	1,563,385
Insurance Benefits[4]	11,749	—	15,665
Placement Services[5]	20,000	—	20,000
Total	2,056,142	2,448,841	4,793,443
Michael L. Hance			
Severance[1]	660,000	—	1,540,000
Annual Incentive[2]	853,380	853,380	853,380
Accelerated Vesting of Equity[3]	—	1,046,869	1,264,029
Insurance Benefits[4]	28,326	—	37,768
Placement Services[5]	20,000	—	20,000
Total	1,561,706	1,900,249	3,715,177
Kyle R. Mitchin			
Severance[1]	468,000	—	1,092,000
Annual Incentive[2]	606,528	606,528	606,528
Accelerated Vesting of Equity[3]	—	594,314	710,420
Insurance Benefits[4]	28,285	—	37,713
Placement Services[5]	20,000	—	20,000
Total	1,122,813	1,200,842	2,466,661

(1) Severance includes: (a) base salary for two years for the CEO and one and half years for NEO's if involuntary terminated without cause, or base salary for two years if terminated within two years following a Change in Control, and (b) in the event of termination within two years following a Change in Control, payment in the amount of two times the target annual incentive amount determined as of the termination date.

(2) Annual Incentive includes: (a) target annual incentive if involuntary terminated without cause, death or disability, and (b) target annual incentive if terminated within two years following a Change in Control.

(3) In the event of termination due to death or disability, the amount includes (a) the unvested restricted shares valued at the market price of our common stock on December 30, 2022 ($104.89), (b) the unvested stock option awards multiplied by the excess, if any, of the market price of our common stock on December 30, 2022 ($104.89) over the exercise price, and (c) the unvested performance shares, calculated as the target number of performance shares specified in each grant multiplied by the percentage of months of service completed in the full performance period, multiplied by the market price of our common stock on December 30, 2022 ($104.89). In the event of termination due to a Change in Control, the amount includes (i) the unvested restricted shares valued at the market price of our common stock on December 30, 2022 ($104.89), (ii) the unvested stock option awards multiplied by the excess, if any, of the market price of our common stock on December 30, 2022 ($104.89) over the exercise price, and (iii) the greater of (x) 100% of the target number of unvested performance shares specified on the grant notice or (y) the number of performance shares that otherwise would have become vested as of the vesting date, based on the TSR multiplier or EBITDA Per Share performance factor attained as of the date of termination, shall become vested performance shares valued at the market price of our common stock on December 30, 2022 ($104.89). For purposes of calculating the Change in Control amount, we assume that 100% of the target number of unvested performance shares is greater than the number of shares that would have become vested based on the TSR multiplier or EBITDA Per Share performance factor as of the date of termination.

(4) Participants are entitled to a lump sum healthcare assistance payment in an amount equal to the excess of the monthly COBRA premium to provide the group medical, dental, vision, and/or prescription drug plan benefits the participant had been receiving before termination above the monthly premium payable by active employees under the Company's healthcare plan for similar coverage, multiplied by 18 months for all NEOs other than the CEO and by 24 months for the CEO if the termination date is prior to or absent a Change in Control, or by 24 months if the termination date is on or within two years following a Change in Control.

(5) Participants are entitled to access up to $20,000 of employer-paid outplacement services for 12 months following termination.

Audit Committee Report

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the 2022 Annual Report with management and the Company's independent registered public accounting firm, Ernst & Young LLP, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee's function is more fully described in its charter, which is available through the Investors - Governance link on the Company's website, www.forwardaircorp.com.

The Audit Committee reviews its charter on an annual basis. The Board annually reviews the definition of independence under Nasdaq's listing standards for audit committee members and has determined that each member of the Audit Committee meets that standard.

Management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls and procedures designed to ensure compliance with accounting standards, and applicable laws and regulations. Ernst & Young LLP is responsible for performing an independent audit and reporting on the consolidated financial statements of the Company and its subsidiaries and the effectiveness of the Company's internal controls over financial reporting.

The Audit Committee has been updated quarterly on management's process to assess the adequacy of the Company's system of internal controls over financial reporting, the framework used to make the assessment, and management's conclusions on the effectiveness of the Company's internal controls over financial reporting. The Audit Committee has also discussed with representatives of Ernst & Young LLP the Company's internal control assessment process and the firm's audit of the Company's system of internal controls over financial reporting.

The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended December 31, 2022 with the Company's management and has discussed with Ernst & Young LLP the matters required to be discussed by the Statement on Auditing Standard No. 1301, as amended, and as adopted by the Public Company Accounting Oversight Board ("PCAOB"). The Audit Committee also discussed with Ernst & Young LLP its independence from management and the Company and received Ernst & Young LLP's written disclosures and letter pursuant to applicable requirements of the PCAOB regarding the independent accountant's communication with the Audit Committee concerning independence. The Audit Committee further considered the compatibility of the non-audit services with maintaining Ernst & Young LLP's independence. Ernst & Young LLP has served as the Company's independent registered public accountant since 1991, and Ernst & Young LLP's current lead audit partner has served in the role since 2022.

In performing all of these functions, the Audit Committee acts in an oversight capacity. The Audit Committee reviews the Company's quarterly reports on Form 10-Q and annual report on Form 10-K prior to filing with the SEC. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for establishing and maintaining adequate internal controls over financial reporting and for preparing the financial statements, and other reports, and of the independent registered public accountants, who are engaged to audit and report on the consolidated financial statements of the Company and its subsidiaries and the effectiveness of the Company's internal controls over financial reporting.

Based on these reviews and discussions, the Audit Committee recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022 for filing with the SEC.

G. Michael Lynch, Chair
Ana B. Amicarella
Javier Polit
Richard H. Roberts
The Audit Committee of the Board of Directors

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Exchange Act that might incorporate future filings, including this proxy statement, in whole or in part, the Audit Committee Report and the Compensation Committee Report above shall not be incorporated by reference into this proxy statement.

Independent Registered Public Accounting Firm

The Audit Committee has appointed Ernst & Young LLP to serve as the Company's independent registered public accounting firm for the 2023 fiscal year, subject to ratification of the appointment by the shareholders of the Company. The fees billed by Ernst & Young LLP for services rendered to the Company and its subsidiaries in 2022 and 2021 were as follows:

	2022 ($)	2021 ($)
Audit Fees[1]	2,265,000	2,300,000
Audit Related Fees[2]	—	75,500
Tax Fees[2]	255,047	271,056
All Other Fees[2]	—	—

(1) Includes fees and expenses related to the audit and interim reviews of the Company's consolidated financial statements and the audit of the effectiveness of the Company's internal controls over financial reporting for the fiscal year notwithstanding when the fees and expenses were billed or when the services were rendered.

(2) Includes fees and expenses for services rendered from January through December of the fiscal year notwithstanding when the fees and expenses were billed.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy that requires advance approval of all audit, audit-related, tax services and other services performed by the independent registered public accounting firm. The policy provides for pre-approval by the Audit Committee of specifically defined audit and non-audit services. The Audit Committee must approve the permitted service before the independent registered public accounting firm is engaged. During 2022 and as of the date of this Proxy Statement, the Audit Committee pre-approved all of these services.

In February 2019, the Audit Committee delegated to the Chair of the Audit Committee the authority to pre-approve all services presented by the independent registered public accounting firm up to $50,000.

PROPOSAL 2 — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE 2023 FISCAL YEAR

The Audit Committee has appointed Ernst & Young LLP to serve as the Company's independent registered public accounting firm for the 2023 fiscal year. As in the past, the Board has determined that it is in the best interest of the Company and its shareholders to request ratification of the appointment by the shareholders of the Company. If the shareholders do not ratify the appointment of Ernst & Young LLP, the Audit Committee will reconsider the appointment of the independent registered public accounting firm for the 2023 fiscal year.

A representative of Ernst & Young LLP is not expected to be present at the Annual Meeting, and thus, is not expected to make a statement or be available to respond to questions.

Shareholder Vote Requirement

This proposal will be approved by a majority of the votes cast. Abstentions and broker non-votes will not be counted as votes "FOR" or "AGAINST" this proposal.

Recommendation of the Board

The Board believes the ratification of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2023 fiscal year is in the best interest of the Company's shareholders and recommends that shareholders vote "FOR" ratification of appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the 2023 fiscal year.

PROPOSAL 3 — ADVISORY VOTE ON COMPENSATION OF NAMED EXECUTIVE OFFICERS

Introduction

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), which enacted Section 14A of the Exchange Act, requires us to provide our shareholders with the opportunity to approve, on a non-binding, advisory basis, the compensation of our NEOs.

The Company's goal with respect to executive compensation is to provide a comprehensive package that is sufficient to attract, motivate and retain executives of outstanding ability, performance and potential. The Compensation Committee seeks to establish and maintain an appropriate relationship between executive compensation and the creation of shareholder value. The Compensation Committee believes that the most effective compensation program is one that provides competitive base pay, rewards the achievement of established annual and long-term goals and objectives, and provides incentives for retention. The Compensation Committee seeks a compensation program that is internally consistent and believes that pay differences among jobs should be commensurate with differences in the levels of responsibility between the Chief Executive Officer and the other NEOs.

We urge you to read the Compensation Discussion and Analysis section of this Proxy Statement for additional details on our executive compensation, including our compensation philosophy and objectives and the 2022 compensation of our NEOs.

We are asking you to vote on the adoption of the following resolution:

RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion above is hereby **APPROVED.**

As an advisory vote, this Proposal is non-binding. Although the vote is non-binding, the Board and the Compensation Committee value the opinions of our shareholders, and will consider the outcome of the vote when making future compensation decisions for our NEOs.

Shareholder Vote Requirement

This proposal will be approved by a majority of the votes cast. Abstentions and broker non-votes will not be counted as votes "FOR" or "AGAINST" this proposal.

Recommendation of the Board

The Board recommends a vote "FOR" approval, on a non-binding, advisory basis, of the compensation of the NEOs.

PROPOSAL 4 — ADVISORY VOTE ON FREQUENCY OF FUTURE SAY ON PAY VOTES

Introduction

The Dodd-Frank Act requires us to provide our shareholders with the opportunity to vote, on a non-binding advisory basis, for their preference as to whether votes on the compensation of our named executive officers should occur every one, two or three years. At our 2017 Annual Meeting of Shareholders, our shareholders voted to hold an advisory vote on our executive compensation program every year. Accordingly, we have submitted say on pay votes on the compensation of our named executive officers at every subsequent annual meeting of shareholders.

We are required to vote on the frequency of say on pay votes every six years. In this Proposal 4, we are again asking for shareholder input as to whether, after this year, a say on pay vote should occur every year, every two years or every three years.

After careful consideration, we are recommending that a say on pay vote be submitted to shareholders every year. Our Board continues to believe that an advisory vote every year is the best approach for our Company and our shareholders. An annual advisory vote provides more frequent shareholder feedback to our Board, the Compensation Committee and management regarding our executive compensation programs and policies. As in the past six years, our Board, Compensation Committee and management intend to consider this advisory vote as part of the design of our executive compensation programs and communication of such programs to our shareholders.

The Board will carefully consider the outcome of the vote when making future decisions regarding the frequency of advisory votes on executive compensation. However, because this vote is advisory and not binding, the Board may decide that it is in the best interests of the Company and our shareholders to hold an advisory vote more or less frequently than the alternative that has been selected by our shareholders.

Shareholder Vote Requirement

The frequency (every one, two or three years) receiving the highest number of votes will be deemed to be the choice of our shareholders with respect to this proposal. Shareholders are not voting to approve or disapprove the recommendation of the Board. Shareholders may choose to vote for a frequency of every "1 year," every "2 years," every "3 years" or may abstain from voting on this proposal. Unless contrary instructions are received, shares of common stock represented by duly executed proxies will be voted for the "1 year" option.

Recommendation of the Board

The Board recommends a vote to conduct a non-binding advisory shareholder vote on executive compensation every "1 year".

OTHER MATTERS

Additional Meeting Matters

The Board knows of no additional matters that may come before the meeting other than those referred to in this Proxy Statement; however, if any additional matters should properly come before the meeting or any adjournment or postponement thereof, it is the intention of the persons named in the proxy to vote the proxy in accordance with their best judgment.

Delinquent Section 16(a) Reports

Section l6(a) of the Exchange Act and the disclosure requirements of Item 405 of Regulation S-K require the directors and executive officers of the Company, and any persons holding more than 10% of any class of equity securities of the Company, to report their ownership of such equity securities and any subsequent changes in that ownership to the SEC, Nasdaq and the Company. Based solely on a review of the reports that have been filed by or on behalf of such persons in this regard and written representations from our directors and NEOs, we believe that the following persons filed late Section 16 reports during 2022: Mr. Lynch filed a late Form 4 on March 20, 2023; Mr. Niswonger filed a late Form 4 on March 20, 2023; and Mr. Polit filed a late Form 4 on March 20, 2023.

Shareholder Proposals for the 2024 Annual Meeting of Shareholders

Any proposal intended to be presented for action at the 2024 Annual Meeting of Shareholders by any shareholder of the Company must be received by the Secretary of the Company at its principal executive offices not later than November 29, 2023 in order for such proposal to be considered for inclusion in the Company's proxy statement and form of proxy relating to its 2024 Annual Meeting of Shareholders. Nothing in this paragraph shall be deemed to require the Company to include any shareholder proposal which does not meet all the requirements for such inclusion established by Rule 14a-8 of the Exchange Act.

Any shareholder proposal must also meet all other requirements contained in our Bylaws, including the advance notice provisions. For other shareholder proposals to be timely (but not considered for inclusion in the proxy statement for the 2024 Annual Meeting of Shareholders), a shareholder's notice must be received by the Secretary of the Company between January 11, 2024 and February 10, 2024 and the proposal and the shareholder must comply with Rule 14a-4 under the Exchange Act. In the event that a shareholder proposal intended to be presented for action at the next annual meeting does not comply with the aforementioned requirements, the shareholder proposal will be excluded from the annual meeting.

Any shareholder proposal must also meet all other requirements contained in our Bylaws.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Notice of 2023 Annual Meeting of Shareholders, Proxy Statement and 2022 Annual Report may have been sent to multiple shareholders in your household, unless the Company has received contrary instructions from one or more shareholders. We will promptly deliver a separate copy of each document to you if you write the Company's Secretary at Forward Air Corporation, 1915 Snapps Ferry Road, Building N, Greeneville, Tennessee 37745, or call (423) 636-7000. If you want to receive separate copies of the Notice of 2023 Annual Meeting of Shareholders, Proxy Statement and 2022 Annual Report in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or, if the shares are not held in "street name," you may contact the Company at the above address and phone number.

Shareholder Communications

Shareholders who wish to communicate with the Board, a Board committee or any individual director or directors may do so by sending written communications addressed to the Board, a Board committee or such individual director or directors, c/o Secretary, Forward Air Corporation, 1915 Snapps Ferry Road, Building N, Greeneville, Tennessee 37745. The Company's Chief Legal Officer will open all shareholder communication for the sole purpose of determining whether the contents represent correspondence to any member of the Board or any group or committee of directors. Any shareholder communication that is not in the nature of advertising, promotions of product or service, or patently offensive material will be forwarded promptly to the member(s) of the Board to whom the shareholder communication is addressed. In the case of any shareholder communication to the Board or any group or committee of directors, the Chief Legal Officer's office will make sufficient copies of the contents to send to each director who is a member of the group or committee to which the envelope is addressed.

Miscellaneous

It is important that proxies be returned promptly to avoid unnecessary expense. Therefore, shareholders who do not expect to attend the Annual Meeting are urged, regardless of the number of shares of common stock owned, to please vote and submit your proxy over the Internet, by telephone or by completing, signing, dating and returning the enclosed proxy in the envelope provided as promptly as possible. If you attend the virtual meeting and desire to vote by ballot, you may do so even though you have previously sent a proxy.

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2022 is included within the Annual Report provided with this Proxy Statement. The Annual Report does not constitute a part of the proxy solicitation material. Copies of exhibits filed with the Form 10-K are available, free of charge, upon written request. Requests should be made in writing to Michael L. Hance, Secretary of the Company, at Forward Air Corporation, 1915 Snapps Ferry Road, Building N, Greeneville, Tennessee 37745. The Company's filings with the SEC are also available, without charge, through the Investors — SEC Filings link on the Company's website, www.forwardaircorp.com, as soon as reasonably practical after filing. The Company's website and the information contained therein or connected thereto are not incorporated into this Proxy Statement.

By Order of the Board of Directors,



Greeneville, Tennessee
March 27, 2023

Michael L. Hance
Chief Legal Officer and Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2022
Commission file number: 000-22490

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____
Commission File No. 000-22490

FORWARD AIR CORPORATION
(Exact name of Registrant as specified in its charter)

Tennessee	**62-1120025**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1915 Snapps Ferry Road Building N Greeneville TN	**37745**
(Address of principal executive offices)	(Zip Code)

(423) 636-7000
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, $0.01 par value	**FWRD**	**The Nasdaq Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting Company ☐ Emerging Growth Company ☐

If an emerging growth company, indicate by checkmark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the Registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the Registrant's executive officers during the relevant recovery period pursuant to §240.10D.1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value of the voting stock held by non-affiliates of the Registrant was approximately $1,821,797,582 as of June 30, 2022.

The number of shares outstanding of the Registrant's common stock (as of February 27, 2023): 26,339,171.

Documents Incorporated By Reference

Portions of the proxy statement for the 2023 Annual Meeting of Shareholders are incorporated by reference into Part III of this report.

Table of Contents

Forward Air Corporation

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Part I

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (this "Form 10-K") contains "forward-looking statements," as defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements are statements other than historical information or statements of current condition and relate to future events or our future financial performance. Some forward-looking statements may be identified by use of such terms as "believes," "anticipates," "intends," "plans," "estimates," "projects" or "expects."

In this Form 10-K, forward-looking statements include, but are not limited to, any statements regarding any projections of earnings, revenues, payment of dividends, other financial items or related accounting treatment, or cost reduction measures; any statements regarding future performance; any statements regarding the availability of cash; any statements regarding the impact of the Ransomware Incident on our business, future operations and results; any statements of plans, strategies, and objectives of management for future operations; any statements regarding future insurance, claims and litigation and any associated estimates or projections; any statements regarding regulation and legislative impacts on our business; any statements regarding an increase in the cost of new equipment; any statements concerning proposed or intended, new services, developments or integration measures; any statements regarding our technology and information systems, including the effectiveness of each; any statements regarding competition, including our specific advantages, the capabilities of our segments, including the integration of services and our geographic location; any statement regarding our properties; any statements regarding intended expansion through acquisition or greenfield startups; any statements regarding future business, economic conditions or performance; any statements regarding our ESG and sustainability initiatives; any statement regarding certain tax and accounting matters, including the impact on our financial statements; any statement regarding the impact and implementation of disclosure control systems; and any statements of belief and any statements of assumptions underlying any of the foregoing.

These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including those described in "Risk Factors" below. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Form 10-K may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Important factors that may materially affect the forward-looking statements include the risk factors summarized below.

The factors identified below are believed to be important factors, but not necessarily all of the important factors, that could cause actual results to differ materially from those expressed in any forward-looking statement made by us. Other factors not discussed herein could also have a material adverse effect on us. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. These forward-looking statements speak only as of the date of this Form 10-K. We assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future, except as required by applicable law.

The following is a list of factors, among others, that could cause actual results to differ materially from those contemplated by the forward-looking statements: economic factors such as recessions, inflation, higher interest rates and downturns in customer business cycles, our ability to manage our growth and ability to grow, in part, through acquisitions, while being able to successfully integrate such acquisitions, our ability to secure terminal facilities in desirable locations at reasonable rates, more limited liquidity than expected which limits our ability to make key investments, the creditworthiness of our customers and their ability to pay for services rendered, our inability to maintain our historical growth rate because of a decreased volume of freight or decreased average revenue per pound of freight moving through our network, the availability and compensation of qualified Leased Capacity Providers and freight handlers as well as contracted, third-party motor carriers needed to serve our customers' transportation needs, our inability to manage our information systems and inability of our information systems to handle an increased volume of freight moving through our network, the occurrence of cybersecurity risks and events, market acceptance of our service offerings, claims for property damage, personal injuries or workers' compensation, enforcement of and changes in governmental regulations, environmental, tax, insurance and accounting matters, the handling of hazardous materials, changes in fuel prices, loss of a major customer, increasing competition and pricing pressure, our dependence on our senior management team and the potential effects of changes in employee status, seasonal trends, the occurrence of certain weather events, restrictions in our charter and bylaws, the cost of new equipment and the impact and efficacy of our disclosure controls and procedures. As a result of the foregoing, no assurance can be given as to future financial condition, cash flows or results of operations. Except as required by law, we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Part I

Item 1.   Business

Overview

Forward Air Corporation ("Forward", the "Company", "we", "our", or "us") is a leading asset-light freight and logistics company. We provide less-than-truckload ("LTL"), final mile, truckload and intermodal drayage services across the United States and in Canada. We offer premium services that typically require precision execution, such as expedited transit, delivery during tight time windows and special handling. We utilize an asset-light strategy to minimize our investments in equipment and facilities and to reduce our capital expenditures. Forward Air was formed as a corporation under the laws of the State of Tennessee on October 23, 1981. Our common stock is listed on the Nasdaq Global Select Market under the symbol "FWRD".

Discontinued Operation

On April 23, 2020, the Company made a decision to divest of Pool and the sale was completed on February 12, 2021. As a result, the results of Pool were classified to "Loss from discontinued operation, net of tax" in the Consolidated Statements of Comprehensive Income for the year ended December 31, 2021. Certain corporate overhead and other costs previously allocated to Pool for segment reporting purposes did not qualify for classification within discontinued operation and were allocated to continuing operations.

Services Provided

Our services are classified into two reportable segments: Expedited Freight and Intermodal. For financial information relating to each of our business segments, see Note 12, *Segment Reporting* to our Consolidated Financial Statements included in this Form 10-K.

Expedited Freight. We operate a comprehensive national network that provides expedited regional, inter-regional and national LTL services. Expedited Freight offers customers local pick-up and delivery and other services including final mile, truckload, shipment consolidation and deconsolidation, warehousing, customs brokerage and other handling services. We have, and plan to continue to grow our LTL and final mile geographic footprints through greenfield start-ups as well as acquisitions. During the year ended December 31, 2022, Expedited Freight accounted for 78.7% of our consolidated revenue.

Intermodal. We provide first- and last-mile high value intermodal container drayage services both to and from seaports and railheads. Intermodal also offers dedicated contract and Container Freight Station ("CFS") warehouse and handling services. Intermodal operates primarily in the Midwest and Southeast, with a smaller operational presence in the Southwest, Mid-Atlantic, and West Coast. We have, and plan to grow Intermodal's geographic footprint through greenfield start-ups where we do not have an acceptable acquisition target, as well as acquisitions. During the year ended December 31, 2022, Intermodal accounted for 21.3% of our consolidated revenue.

Strategy

Our strategy is to take advantage of our core competencies in precision execution to provide asset-light freight and logistics services to profitably grow in the premium segments of the markets we serve. Principal components of our efforts include:

- *Expand Service Offerings and Terminal Footprint.* A key part of our growth strategy is to offer new and enhanced services that address our customers' premium transportation needs. Over the past few years, we added or enhanced LTL pickup and delivery, final mile solutions, expedited truckload, temperature-controlled shipments, warehousing, drayage, customs brokerage and shipment consolidation and handling services. These services benefit our existing customers and increase our ability to attract new customers. Another part of our key growth strategy is to pursue geographic expansion in under penetrated markets to better meet the current and future needs of customers. As a result, we plan to invest in new terminals, in our trailer fleet and technology to enable us to efficiently handle the increased freight in the new markets.

- *Manage Pricing and Freight Characteristics.* Our business strategy involves managing both the price we charge for our services and the mix of freight we transport to operate our LTL network efficiently and more profitably. Over the past several years, we have implemented initiatives to improve the freight characteristics in our LTL network that has allowed us to increase our yield and revenue per shipment.

- *Continue to Focus on Delivering Best-in-Class Service.* The foundation of our growth strategy is our commitment to provide our customers with the most reliable and damage-free alternative for their shipments. Commitment to precision execution service is valued by customers and allows us to charge fair compensation for our services and positions us to improve market share.

- *Pursue Strategic Acquisitions.* We continue to evaluate and pursue acquisitions that help expand geographic reach while gaining the business base of the acquired entity. In 2014 we created the foundation for what is our Intermodal segment by acquiring Central States Trucking Co. ("CST"). Since the acquisition of CST, we have completed fifteen additional intermodal acquisitions. In order to enhance our final mile footprint, we acquired FSA Network, Inc. ("FSA") in April 2019, Linn Star Holdings, Inc., Linn Star Transfer, Inc. and Linn Star Logistics, LLC (collectively, "Linn Star") in January 2020 and CLW Delivery, Inc. ("CLW") in October 2020. In May 2021, we acquired J&P Hall Express Delivery ("J&P") to expand the expedited LTL footprint across the Southeast.

- *Enhance Information Systems.* We are committed to the development and enhancement of our information systems to provide competitive service advantages and increased productivity. We believe our information systems have and will assist us in capitalizing on new business opportunities with existing and new customers.

Operations

The following describes in more detail the operations of each of our reportable segments: Expedited Freight and Intermodal.

Expedited Freight

Overview

Our Expedited Freight segment provides expedited regional, inter-regional and national LTL, final mile and truckload services. We market our Expedited Freight services primarily to freight and logistics intermediaries (such as freight forwarders and third-party logistics companies), airlines (such as integrated air cargo carriers, and passenger and cargo airlines) and retailers (such as retailers of heavy bulky appliances). We offer our customers a high level of service with a focus on on-time, damage-free deliveries. Our Expedited Freight network encompasses approximately 92% of all continental U.S. zip codes, with service in Canada and Mexico.

Shipments

During 2022, approximately 28% of the freight handled by our LTL network was for overnight delivery, approximately 59% was for delivery within two to three days and the balance was for delivery in four or more days.

The average weekly volume of freight moving through our LTL network was approximately 54.8 million pounds per week and our average shipment weighed approximately 764 pounds in 2022. Although we impose no significant size or weight restrictions, we focus our marketing and price structure on shipments of 200 pounds or more.

Expedited Freight markets its services primarily to freight and logistics intermediaries; however, it may at times, provide such services to shippers if the opportunity is consistent with Expedited Freight's strategy. Also, because Expedited Freight does not place significant size or weight restrictions on shipments, we generally do not compete directly with integrated air cargo carriers such as United Parcel Service and FedEx Corporation in the overnight delivery of small parcels.

The table below summarizes the average weekly volume of freight moving through our LTL network for each year since 2008.

Year	Average Weekly Volume in Pounds (In millions)
2008	34.2
2009	28.5
2010	32.6
2011	34.0
2012	34.9
2013	35.4
2014	37.4
2015	47.2
2016	46.5
2017	49.5
2018	50.2
2019	48.6
2020	46.3
2021	55.4
2022	54.8

Transportation

Expedited Freight secures transportation capacity from four sources:

- independent contractors that own and lease their equipment (primarily tractors) to the Company ("Leased Capacity Providers");
- third-party contracted motor carriers;
- capacity secured by transportation intermediaries, including freight brokers; and
- Company-owned equipment operated by employee drivers.

The majority of the transportation capacity utilized by Expedited Freight is provided by Leased Capacity Providers, with whom we seek to establish long-term relationships with to assure dependable service and availability. We believe Expedited Freight has experienced significantly higher average retention of Leased Capacity Providers compared to other over-the-road transportation providers. Expedited Freight has established specific guidelines relating to safety records, driving experience and personal evaluations that we use to select our Leased Capacity Providers. To enhance our relationship with the Leased Capacity Providers, Expedited Freight seeks to pay rates that are generally above prevailing market rates, and our Leased Capacity Providers often are able to negotiate a consistent work schedule for their drivers. Usually, Leased Capacity Providers negotiate schedules for their drivers that are between the same two cities or along a consistent route, improving quality of work life for the drivers of our Leased Capacity Providers and, in turn, increasing the retention rate of drivers and Leased Capacity Providers.

We also purchase transportation capacity supplied by third-party contracted motor carriers and transportation intermediaries. The majority of the transportation capacity utilized in our big and bulky final mile service is provided by third-party motor carriers, and we utilize capacity from both third-party motor carriers and transportation intermediaries to support other Expedited Freight service offerings in response to seasonal demands and volume surges in particular markets, to handle overflow volume. A small portion of Expedited Freight's transportation capacity is provided by employee drivers operating company-owned equipment.

Other Services

Expedited Freight provides additional value-added services that are integrated into the overall operation of its network.

Expedited Freight offers final mile services which include the delivery and installation of heavy bulky appliances such as washing machines, dryers, dishwashers and refrigerators. We significantly expanded the final mile geographic footprint and operate in over 117 locations nationwide. Expedited Freight continues to integrate these deliveries into its LTL pickup and delivery and terminal operations so as to increase network density and lower overall LTL unit costs.

Expedited Freight offers truckload services which include expedited truckload brokerage, dedicated fleet services, as well as high security and temperature-controlled logistics services.

Other Expedited Freight services allow customers to access the following services from a single source:

- customs brokerage;
- warehousing, dock and office space;
- hotshot or ad hoc ultra-expedited services; and
- shipment consolidation and handling, such as shipment build-up and break-down and reconsolidation of air or ocean pallets or containers.

Customers

Our Expedited Freight wholesale customer base is primarily comprised of freight forwarders, third-party logistics ("3PL") companies, integrated air cargo carriers and passenger, cargo airlines, steamship lines and retailers. Expedited Freight's freight forwarder customers vary in size from small, independent, single facility companies to large, international logistics companies. Our dependable service and wide-ranging service offerings also make Expedited Freight an attractive option for 3PL providers, which is one of the fastest growing segments in the transportation industry. Integrated air cargo carriers use our network to provide overflow capacity and other services, including shipment of bigger packages and pallet-loaded cargo. In 2022, Expedited Freight's ten largest customers accounted for approximately 38% of its revenue and no single customer had revenue greater than 10% of Expedited Freight revenue for 2022.

Intermodal

Overview

Our Intermodal segment provides first- and last-mile high value intermodal container drayage services both to and from seaports and railheads. Intermodal also offers dedicated contract and container freight station ("CFS") warehouse and handling services. Intermodal also provides linehaul and local less-than-truckload service in the Midwest, as well as CFS warehousing services (e.g. devanning, unit load device build-up/tear-down, and security screening) for air and ocean import/ export freight at five of its Midwest terminals. Our Intermodal service differentiators include:

- Immediate proof of delivery and signature capture capability via tablets;
- All drivers receive dispatch orders on hand-held units and are trackable via GPS; and
- Daily container visibility and per diem management reports.

Operations

Intermodal's primary office is located in Oak Brook, Illinois. Intermodal's network consists of 30 locations primarily in the Midwest and Southeast, with a smaller operational presence in the Southwest, Mid-Atlantic, and West Coast.

Transportation

Intermodal utilizes a mix of Company-employed drivers, Leased Capacity Providers and third-party motor carriers. During 2022, approximately 71% of Intermodal's direct transportation expenses were provided by Leased Capacity Providers, 24% by Company-employed drivers, and 5% by third-party motor carriers.

All of our Intermodal company and independent contractor tractors are equipped with computer tablets, which enable us to communicate with our drivers, plan and monitor shipment progress and monitor our drivers' hours of service. We use the real-time global positioning data obtained from these devices to improve customer and driver service, and provide a high level of shipment visibility to our customers (including immediate proof of delivery signature capture). We believe that our technology is a key differentiator and enables us to provide a higher level of service than our competitors.

Customers

Intermodal's customer base is primarily comprised of international freight forwarders, passenger and cargo airlines, beneficial cargo owners and steamship lines. In 2022, Intermodal's ten largest customers accounted for approximately 33% of its operating revenue and had one customer with revenue greater than 10% of Intermodal revenue for 2022.

Competition

We compete in the North American transportation and logistics services industry, and the markets in which we operate are highly competitive, very fragmented and historically have few barriers to entry. We compete with a large number of other asset-light logistics companies, asset-based carriers, integrated logistics companies, and third-party freight brokers. To a lesser extent, we also compete with integrated air cargo carriers and passenger airlines. Our competition ranges from small operators that operate within a limited geographic area to companies with substantially greater financial and other resources, including greater freight capacity.

Our Expedited Freight segment primarily competes with other national and regional truckload carriers. Expedited Freight also competes with less-than-truckload carriers, and to a lesser extent, integrated air cargo carriers and passenger and cargo airlines. Our Intermodal segment primarily competes with national and regional drayage providers.

We believe competition in our segments is based primarily on quality of service, price, available capacity, on-time delivery, flexibility, reliability, security, transportation rates, location of facilities, and business relationships, and we believe we compete favorably with other transportation service companies in these areas. To that end, we believe our Expedited Freight segment has an advantage over other truckload and less-than-truckload carriers because Expedited Freight delivers faster, more reliable services between cities at rates that are generally significantly below the price to transport the same shipments to the same destinations by air. We believe our Intermodal segment has a competitive advantage over other drayage providers because we deliver more reliable service while offering greater shipment visibility and security. Additionally, we believe our Intermodal segment is one of the leading providers of drayage and related services in North America today.

Marketing

We market all of our services through a sales and marketing team located in major markets of the United States. Senior leadership is also actively involved in sales and marketing to national and local accounts. We participate in trade shows and advertise our services through digital marketing channels, trade publications, and the Internet via www.tlxpedited.com, www.forwardair.com, www.forwardaircorp.com, and www.forward-intermodal.com. Our websites promote and describe our services in addition to lead generation support. The information on our websites is not part of this filing and is therefore not incorporated by reference unless such information is specifically referenced elsewhere in this report.

Seasonality

Generally, our operating results have been subject to seasonal trends when measured on a quarterly basis with the first quarter the weakest and the third and fourth quarters have been the strongest. This seasonal pattern has been the result of numerous factors such as economic conditions, customer demand, weather, and national holidays. Additionally, a significant portion of our revenue is derived from customers whose business levels are impacted by trends in the economy.

Workforce

We recognize that our workforce, including our freight handlers, is our most valuable asset. Through ongoing talent development, comprehensive compensation and benefits, and a focus on health, safety and employee well-being, we strive to help our employees in all aspects of their lives so they can do their best at work. The recruitment, training and retention of qualified employees is essential to support our continued growth and to meet the service requirements of our customers.

As of December 31, 2022, we had 4,155 full-time employees, 924 of whom were freight handlers and an additional 272 part-time employees, the majority of whom were freight handlers. In 2022, none of our employees were covered by a collective bargaining agreement.

Roadway Health and Safety

We are committed to educating our employees and promoting driver health and wellness through routine communication campaigns and information designed to emphasize the importance of safe operations. Drivers of our Leased Capacity Providers complete a three-day safety orientation as part of their onboarding where they are assigned several training courses, and from time-to-time, additional safety trainings may also be assigned on an ongoing basis, dependent upon driving behaviors.

We invest in a variety of programs focused on improving and maintaining driver health and wellness. We provide drivers access to a fatigue management service with the goal of reducing fatigue-related accidents and encouraging healthy, restful sleep. We have implemented fleet safety equipment, including electronic monitoring systems, to track driver safety, well-being, and health through monitoring of speed and proper hours-of-service-required rest breaks.

We provide a quarterly safety bonus and annual vehicle giveaway to incentivize our Leased Capacity Providers to promote safe driving practices. Both initiatives celebrate drivers of our Leased Capacity Providers who have zero moving violations or accidents on a quarterly basis. Drivers who obtain four quarterly bonuses are eligible to win a new vehicle. In 2022, 209 Leased Capacity Providers as well as Company-employed drivers qualified for the vehicle giveaway. Looking ahead, we will continue to identify and promote programs that focus on the health and wellness for the drivers of our Leased Capacity Providers.

Workplace Health and Safety

We are committed to the safety of our employees and independent contractors. Our safety program focuses on risk reduction and safety management procedures that promote preventative measures.

We employ, maintain, and monitor a robust health and safety program for all of our workers to prevent workplace incidents. Policies and procedures exist to investigate accidents and monitor lessons learned, driving continuous improvement in the health and safety practices across our facilities. All of our employees are assigned to training courses as part of onboarding and employees may be assigned additional refresher trainings based on corrective action or identified risk.

Diversity

We believe that our employees' unique and diverse capabilities positively impact our success. Our commitment to diversity and inclusion starts at the top with a highly skilled and diverse board. Since 2017, we added four female directors to our Board, two directors who identify as Hispanic, one director who identifies as African American and one director who identifies as Indian.

We are committed to further increase the percentage of diverse representation in our overall employee base as well as to further initiatives for compensation equity, employee engagement, development and inclusion. We believe that incorporating diversity and inclusion ("D&I") initiatives into our everyday business practices enhances innovation and enables diversity of thought. Building upon our core values, our employees value learning from different perspectives and welcome the opportunity to work with those of diverse backgrounds. Through our D&I initiatives, employees take part in robust training, such as understanding diversity, generational awareness, and emotional intelligence. We also provide our employees with Employee Resource Groups to help foster a diverse and inclusive workplace as well as provide for the growth and development of underrepresented groups.

Compensation

We regularly review surveys of market rates for jobs to ensure our compensation practices are competitive. We are committed to providing total rewards that are market-competitive and performance-based, driving innovation and operational excellence. Our compensation programs, practices, and policies reflect our commitment to reward short- and long-term performance that aligns with, and drives shareholder value. Total direct compensation is generally positioned within a competitive range of the market median, with differentiation based on tenure, skills, proficiency, and performance to attract and retain key talent. In addition to salaries, our compensation programs include annual incentive bonuses, stock awards, and participation in a retirement savings plan, dependent upon the position and level of employee. We also invest in talent development initiatives to support the ongoing career development of all employees, including learning workshops that target all levels of employees.

Equipment

We manage a trailer pool that is utilized by all of our businesses to move freight through our networks. Our trailer pool includes dry van, refrigerated and roller-bed trailers, and substantially all of our trailers are 53 feet long. We own the majority of the trailers we use, but we supplement at times with leased trailers. As of December 31, 2022, we had 6,021 owned trailers in our fleet with an average age of approximately nine years. In addition, as of December 31, 2022, we also had 705 leased trailers in our fleet. As of December 31, 2022, we had 273 owned tractors and straight trucks in our fleet, with an average age of approximately three years. In addition, as of December 31, 2022, we also had 643 leased tractors and straight trucks in our fleet.

Corporate Sustainability

We embrace a comprehensive approach to sustainability that addresses Environmental, Social, and Governance ("ESG") factors.

Our integrated framework focuses on three pillars: (i) People and Communities; (ii) Customer; and (iii) Environment. After completing an ESG assessment in 2020 utilizing the Sustainable Accounting Standards Board (SASB) standards and conducting a third-party stakeholder assessment, we identified ten ESG priority areas within these three pillars that we believe are relevant to our business and important to our employees, communities, cusotmers, investors, partners and contractors, and which form the foundation for our sustainability strategy:

- Roadway Health & Safety
- Workplace Health & Safety
- Independent Contractor Practices
- Diversity, Equity, Inclusion, and Belonging (DEI&B) Practices
- Community Impact & Partnerships

- Measurement & Disclosure
- Information Security
- Responsible Supplier Practices
- Green House Gas (GHG) Emissions Reduction Practices
- Air Quality Practices

Since 2019, we have deployed meaningful resources to manage sustainability risks and to capitalize on related opportunities for the benefit of our stakeholders. In 2019, our Board amended the Corporate Governance and Nominating ("CG&N") Committee Charter to give the CG&N Committee oversight over our ESG-related efforts. At least twice a year, the CG&N Committee is updated on each of these topics and provides feedback and direction that it deems appropriate. At least annually, the Chair of the CG&N Committee will provide a report on these topics to the full Board.

In 2020, Forward's leadership created the Head of Corporate ESG role to provide oversight of Forward's ESG vision, strategic planning, performance management, and improvement activities.

In 2021, we published our first ESG Report and created our internal ESG Steering Committee, which oversees our company-wide ESG strategy and meets at least quarterly and on an as-needed basis.

In 2022, we streamlined our internal data collection process, completed our Greenhouse Gas (GHG) inventory, set measurable targets and goals, and published our second ESG report through the launch of our new ESG website which we will update annually with our progress. The ESG report and new website are accessible through our investor relations site, https://ir.forwardaircorp.com/esg. The information on our website and our ESG report are not incorporated into, and are not a part of, this report.

People and Communities

We are committed to maintaining safe facilities for our employees, independent contractors, customers and partners. As part of this pillar, we focus on Roadway Health & Safety, Workplace Health & Safety, Independent Contractor Practices, and DEI&B Practices.

For instance, we employ, maintain, and monitor a robust Health and Safety program for all of our workers which establishes procedures and policies to prevent workplace incidents. As part of our assessment, we have identified improvement activities to develop a comprehensive Emergency Preparedness Plan ("EPP") for all our facilities. The EPP is under

development and in compliance with OSHA 29 CFR 1910 standards and FMCSA 49 CFR. When completed, we will distribute and maintain this EPPP for employees and independent contractors alike, across our facilities and corporate offices.

We also remain committed to fostering a more diverse, equitable and inclusive work environment. In 2020, we created a Diversity, Equity, Inclusion, and Belonging (DEI&B) Council to promote employee inclusion and engagement. Since the creation of the DEI&B Council, among other initiatives, we have implemented paid parental leave, launched Employee Resource Groups to foster an inclusive environment and celebrated different cultures by commemorating key diversity holidays, observances, celebrations and provided floating paid holidays.

We are committed to supporting and giving back to the communities where we live and work, particularly through the support of our employee Veterans, and to the community of Veterans in North America. For instance, we continue to support our Veterans through our charitable organization, Operation: Forward Freedom, a manifestation of our ongoing commitment to Veteran-related causes. In 2022, we hosted our first annual Drive for Hope Golf tournament where we raised more than $375,000 for Hope for the Warriors. Hope for the Warriors is a 501c3 nonprofit whose mission is to care for and empower service members and military families challenged by the physical, moral and psychological effects of war.

We also partner with non-profit organizations that positively impact our communities and our industry such as Truckers Against Trafficking, Women in Trucking and Drexel Hamilton.

Customer

We are committed to providing the industry's highest quality service in delivering on our customers' expectations. As part of this pillar, we focus on Measurement & Disclosure, Information Security, and Responsible Supplier Practices.

We remain committed to transparent and sustainable business practices. As part of this ongoing commitment, we have transformed and innovated several of our digital and cloud technologies to create more efficient and integrated processes. We deploy various programs, including Safety and Environmental Management Systems, to collect meaningful data that is communicated with all divisions and management.

We have also employed proactive measures to protect our network, computer systems and data from cyber threats, in part, by creating a robust Information Security program in early 2020. We are continuously deploying infrastructure to meet the National Institute of Standards and Technology (NIST) requirements.

As part of our Responsible Supplier program, we work to understand the ESG goals of both our suppliers and customers. By 2024, we expect to establish data tracking infrastructure and explore opportunities to grow our supplier diversity program and partnerships. We aim to establish supplier diversification goals in the coming years.

Environment

We are committed to promoting a healthier natural and built environment by striving for continuous environmental improvements in all aspects of our business. Environmental leadership requires not only our own action, but transparency and participation in the industry, including conversations about innovations and advancements that make a difference. As part of this pillar, we focus on GHG Emissions Reduction Practices and Air Quality Practices.

As a transportation company, we are conscious of the environmental effects of our operations and are committed to tracking and reducing our GHG emissions and improving our energy efficiency. We have established a preliminary goal to reduce absolute Scope 1 and Scope 2 GHG emissions (combined) by 2030 from a 2021 base year. As part of this goal, in 2022, we partnered with carbon capture company Remora, reserving ten of its mobile devices for a pilot project tentatively scheduled for the second half of 2023. We are also aligning with industry certifications, continuing to be a SmartWay certified company. SmartWay is a certification from the U.S. Environmental Protection Agency ("EPA") verifying company compliance with EPA regulations, including fuel efficiency ranges and emission standards.

To learn more about our ESG strategy and all our focus areas, visit our ESG website, https://forwardair.metrio.net/, also accessible through our investor relations site. The information in our ESG report is not incorporated into, and is not a part of, this report. We are committed to making our results count and will continue to update our future disclosures accordingly.

Risk Management and Litigation

Under DOT regulations, we are liable for bodily injury and property damage caused by Leased Capacity Providers and employee drivers while they are operating equipment under our various motor carrier authorities. The potential liability associated with any accident can be severe and occurrences are unpredictable.

For vehicle liability, we retain a portion of the risk. Below is a summary of our risk retention on vehicle liability insurance coverage maintained by us through $10,000 (in thousands):

	Risk Retention		Frequency	Layer	Policy Term
Expedited Freight[1]					
LTL business	$	5,000	Occurrence/Accident[2]	$0 to $5,000	10/1/2022 to 10/1/2023
Truckload business	$	2,000	Occurrence/Accident[2]	$0 to $2,000	10/1/2022 to 10/1/2023
LTL, Truckload and Intermodal businesses	$	5,000	Policy Term Aggregate[3]	$5,000 to $10,000	10/1/2022 to 10/1/2023
Intermodal	$	1,000	Occurrence/Accident[2]	$0 to $1,000	10/1/2022 to 10/1/2023

[1] Excluding the Final Mile business, which is primarily a brokered service.

[2] For each and every accident/incident, we are responsible for damages and defense up to these amounts, regardless of the number of claims associated with any accident/incident.

[3] During the Policy Term, we are responsible for damages and defense within the stated Layer up to the stated, aggregate amount of Risk Retention before insurance will contribute.

Also, from time to time, when brokering freight, we may face claims for the "negligent selection" of outside, contracted carriers that are involved in accidents, and we maintain third-party liability insurance coverage with a $100 deductible per occurrence for most of our brokered services. Additionally, we maintain workers' compensation insurance with a self-insured retention of $500 per occurrence. We cannot guarantee that our self-insurance retention levels will not increase and/or that we may have to agree to more unfavorable policy terms as a result of market conditions, poor claims experience or other factors. We could incur claims in excess of our policy limits or incur claims not covered by our insurance. Any claims beyond the limits or scope of our insurance coverage may have a material adverse effect on us. Because we do not carry "stop loss" insurance, a significant increase in the number of claims that we must cover under our self-insurance retainage could adversely affect our profitability. In addition, we may be unable to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses.

From time to time, we are a party to other litigation arising in the normal course of our business, most of which involve claims for personal injury, property damage related to the transportation and handling of freight, or workers' compensation. We do not believe that any of these pending actions, individually or in the aggregate, will have a material adverse effect on our business, financial condition or results of operations.

Regulation

We are regulated by various United States and state agencies, including the DOT. The DOT and the Federal Motor Carrier Safety Administration ("FMCSA"), an agency within the DOT, manages a Compliance, Safety, Accountability initiative ("CSA") which governs matters such as safety requirements and compliance, registration to engage in motor carrier operations, drivers' hours of service ("HOS") requirements, and certain mergers, consolidations, and acquisitions. We are also subject to laws and regulations under the U.S. Environmental Protection Agency and the Occupational Safety and Health Administration, which regulate safety, the supervision of hazardous materials, water discharges, air emissions, solid waste disposal and the release and cleanup of other substances. These regulatory authorities have broad powers, generally governing matters such as authority to engage in motor carrier operations, as well as motor carrier registration, driver hours of service, safety and fitness of transportation equipment and drivers, transportation of hazardous materials, certain mergers and acquisitions and periodic financial reporting. The trucking industry is also subject to regulatory and legislative changes from a variety of other governmental authorities, which address matters such as: increasingly stringent environmental, occupational safety and health regulations, limits on vehicle weight and size, ergonomics, port security, and hours of service. In addition, we are subject to compliance with cargo-security and transportation regulations issued by the Transportation Security Administration and Customs and Border Protection ("CBP") within the U.S. Department of Homeland Security, and our domestic customs brokerage operations are licensed by CBP.

We are also subject to employment laws and regulations, including the changing regulatory landscape, with the potential effects of California Assembly Bill 5 ("California AB5"), which introduced a new test for determining worker classification that is viewed as expanding the scope of employee relationships and narrowing the scope of independent contractor relationships.

Additionally, our Canada business activities are subject to similar requirements imposed by the laws and regulations of Canada, as well as its provincial laws and regulations. Regulatory requirements, and changes in regulatory requirements, may affect our business or the economics of the industry by requiring changes in operating practices or by influencing the demand for and increasing the costs of providing transportation services.

Service Marks

Through one of our subsidiaries, we hold U.S. federal trademark registrations associated with the following service marks: Forward (logo), Forward Air, Inc. (logos), circle design (logo), Forward Air®, Forward Air (logos), Forward Air Complete®, Forward Air Complete (logo), Forward Air Solutions®, Forward Air Solutions (logo), TQI, inc. (logo), TQI (logo), Central States Trucking Co. (logo), FAF, Inc. (logo), FSA Logistix (logo), First in "last mile" Home Delivery®, North America's Most Complete Road Feeder Network®, and Keeping Your Business Moving Forward®. We also hold an allowed federal trademark application for the Precision Execution logo. We additionally have certain common law service mark rights, including in the tagline When It Matters, Think Forward, that are not currently registered with the United States Patent and Trademark Office. As our brands evolve, certain of these marks may go out of use, and others may be developed over time. Our marks are of significant value to our business.

Available Information

We file reports with the Securities and Exchange Commission (the "SEC"), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K. other reports and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934, as amended from time to time. We are an electronic filer and the SEC maintains an Internet site at www.sec.gov that contains these reports and other information filed electronically. We make available free of charge through the Investor Relations portion of our website such reports as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Our website address is www.forwardaircorp.com. Our goal is to maintain our website as a portal through which investors can easily find or navigate to pertinent information about us. The information provided on the website is not part of this report, and is therefore not incorporated by reference unless such information is otherwise specifically referenced elsewhere in this report.

Item 1A. Risk Factors

The following are important risk factors that could affect our financial performance and could cause actual results for future periods to differ materially from our anticipated results or other expectations, including those expressed in any forward-looking statements made in this Annual Report on Form 10-K or our other filings with the SEC or in oral presentations such as telephone conferences and webcasts open to the public. You should carefully consider the following factors and consider these in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and our Consolidated Financial Statements and related Notes in Item 8.

Risks Relating to Our Business and Operations

Overall economic conditions that reduce freight volumes could have a material adverse impact on our operating results and ability to achieve growth.

We are sensitive to changes in overall economic conditions that impact customer shipping volumes, industry freight demand and industry truck capacity. The transportation industry historically has experienced cyclical fluctuations in financial results due to economic recession, downturns in business cycles of customers, interest and currency rate fluctuations, inflation, supply chain disruptions, labor shortages and other economic factors beyond our control. Changes in U.S. trade policy could lead to "trade wars" impacting the volume of economic activity in the United States, and as a result, trucking freight volumes may be materially reduced. Such a reduction may materially and adversely affect our business. Deterioration in the economic environment subjects our business to various risks, including the following that may have a material and adverse impact on our operating results and cause us not to maintain previously achieved levels of profitability or achieve growth:

- A reduction in overall freight volumes reduces our revenues and opportunities for growth. In addition, a decline in the volume of freight shipped due to a downturn in customers' business cycles or other factors (including our ability to assess dimensional and weight-based charges) generally results in decreases in freight pricing and decreases in revenue derived from various surcharges and accessorial charges. In our LTL business, these decreases typically reduce the average revenue per pound of freight, as carriers use price concession to compete for loads to maintain truck productivity.
- Our base transportation rates are determined based on numerous factors such as length of haul, weight per shipment and freight class. During economic downturns and periods of low freight volume, we may also have to lower our base transportation rates based on competitive pricing pressures and market factors.
- Some of our customers may face economic difficulties that affect their ability to pay us, and some may go out of business. In addition, some customers may not pay us as quickly as they have in the past, causing our working capital needs to increase.
- A significant number of our transportation providers may go out of business and we may be unable to secure sufficient equipment or other transportation services to meet our commitments to our customers.
- We may not be able to appropriately adjust our expenses to changing market demands. In order to maintain high degree of cost variability in our business model, it is necessary to adjust staffing levels to changing market demands. In periods of rapid change, it is more difficult to match our staffing levels to our business needs.
- If the domestic freight forwarder, Expedited Freight's primary customer type, is disintermediated, and we are not able to transition effectively into servicing other customers, like third-party logistics companies and beneficial cargo owners, our business and financial results could be materially adversely affected.

Inflation may increase our operating expenses and lower profitability

The COVID-19 pandemic caused a global recession, and the sustainability of the economic recovery observed in 2022 remains unclear. The COVID-19 pandemic has also significantly increased economic and demand uncertainty, has led to inflationary pressure in the U.S. and elsewhere, and has led to disruption and volatility in demand for our services, our suppliers' ability to fill orders and global capital markets.

Most of our operating expenses are sensitive to increases in inflation, including equipment prices, real property rental costs, fuel costs, insurance costs, employee wages and purchased transportation. Furthermore, inflation may generally increase costs for materials, supplies and services and capital. With increasing costs, we may have to increase our prices to maintain the same level of profitability. If we are unable to increase our prices sufficiently to offset increasing expenses, then inflation could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

We may have difficulty effectively managing our growth, which could adversely affect our business, results of operations and financial condition.

Our growth strategy includes increasing freight volume from new and existing customers, improving our freight characteristics, implementing best practices and operational efficiencies, expanding our service offerings and pursuing strategic transactions. Our growth plans will place significant demands on our management and operating personnel.

To manage our current and anticipated future growth effectively, we must continue to maintain, and may need to enhance, our operating and management information systems and information technology infrastructure, which will place additional demands on our resources and operations. Failure to manage our growth effectively could lead us to over-invest or under-invest in technology and operations; result in weaknesses in our infrastructure, systems, or controls; give rise to operational mistakes, losses, or loss of productivity or business opportunities; reduce customer satisfaction; limit our ability to respond to competitive pressures; or result in loss of employees and reduced productivity of remaining employees. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our revenue could decline or may grow more slowly than expected, and we may be unable to implement our growth strategy.

Volatility in fuel prices, shortages of fuel or the ineffectiveness of our fuel surcharge program could have a material adverse effect on our results of operations and profitability.

We are subject to risks associated with the availability and price of fuel. Fuel prices have fluctuated dramatically over recent years. Future fluctuations in the availability and price of fuel could adversely affect our results of operations. Fuel availability and prices can be impacted by factors beyond our control, such as natural or man-made disasters, adverse weather conditions, political events, economic sanctions imposed against oil-producing countries or specific industry participants, disruption or failure of technology or information systems, price and supply decisions by oil producing countries and cartels, terrorist activities, armed conflict, tariffs, sanctions, other changes to trade agreements and world supply and demand imbalance. Over time we have been able to mitigate the impact of the fluctuations through fuel surcharge programs. Our fuel surcharge rates are set weekly based on the national average for fuel prices as published by the U.S. Department of Energy and our fuel surcharge table. Our fuel surcharge revenue is the result of our fuel surcharge rates and the tonnage transiting our networks. The impact of fuel on our results of operations depends on the relationship between the applicable surcharge, the fuel efficiency of our Company drivers, and load factor achieved by our operations. Fluctuations in fuel prices in either direction could have a positive or negative impact on our margins, particularly in our LTL business where the weight of a shipment subject to the fuel surcharge on a given trailer can vary materially. There can be no assurance that our fuel surcharge revenue programs will be effective in mitigating the full impact of future increases in fuel prices. Conversely, decreases in fuel prices reduce the amount of revenue derived from our fuel surcharge programs and accordingly, could reduce our consolidated revenues and may reduce margins for certain businesses. In addition to changing fuel prices, fluctuations in volumes and related load factors may subject us to volatility in our fuel surcharge revenue. Fuel shortages, changes in fuel prices and the potential volatility in fuel surcharge revenue may adversely impact our results of operations and overall profitability.

If we have difficulty attracting and retaining Leased Capacity Providers, other third-party transportation capacity providers, or freight handlers, our profitability and results of operations could be adversely affected.

We depend on Leased Capacity Providers, third-party contracted motor carriers, and other intermediaries like freight brokers for most of our transportation capacity needs. In 2022, 47.5% of our purchased transportation capacity was provided by Leased Capacity Providers. Competition for Leased Capacity Providers is intense, and sometimes there are shortages in the marketplace. In addition, a decline in the availability of trucks, tractors and trailers for purchase or use by Leased Capacity Providers may negatively affect our ability to obtain the needed transportation capacity. We also require a large number of employee freight handlers to operate our business efficiently. During periods of low unemployment in the areas where our terminals are located, we may have difficulty hiring and retaining a sufficient number of freight handlers. If we have difficulty attracting and retaining enough qualified freight handlers or Leased Capacity Providers, we may need to increase wages and benefits for our employees or to increase the cost at which we contract with our Leased Capacity Providers, either of which would increase our operating costs. This difficulty may also impede our ability to maintain our delivery schedules, which could make our service less competitive and curtailing our planned growth. A capacity deficit may lead to a decline in the volume of freight we receive from customers or a loss of customers.

To augment the transportation capacity provided by Leased Capacity Providers, we purchase transportation from other third-party motor carriers, typically at a higher cost. As with Leased Capacity Providers, competition for third-party motor carriers is intense, and sometimes there are shortages of available third-party motor carriers. If we cannot secure a sufficient number of Leased Capacity Providers and have to purchase transportation from third-party carriers, our operating costs will

increase. If our labor and operating costs increase, we may be unable to offset the increased costs by increasing rates without adversely affecting our business. As a result, our profitability and results of operations could be adversely affected.

We may not make future acquisitions or, if we do, we may not realize the anticipated benefits of future acquisitions and integration of these acquisitions may disrupt our business and occupy management.

We have grown through acquisitions, and we intend to pursue opportunities to expand our business by acquiring other companies in the future. Our ability to grow revenues, earnings and cash flow depends in part upon our ability to identify and successfully acquire and integrate businesses at appropriate prices and realize anticipated synergies and business performance from such acquisitions. Appropriate targets for acquisition are difficult to identify and transactions are difficult to complete for a variety of reasons, including but not limited to, limited due diligence, high valuations, other interested parties, negotiations of the definitive documentation, satisfaction of closing conditions, the need to obtain antitrust or other regulatory approvals on acceptable terms, and availability of funding. There is no assurance that we will be successful in identifying, negotiating, consummating or integrating any future acquisitions. Additionally, we may not realize the anticipated benefits of any future acquisitions. Each acquisition has numerous risks including:

- difficulty in integrating the operations and personnel of the acquired company;
- unanticipated costs to support new business lines or separate legal entities;
- disruption of our ongoing business, distraction of our management and employees from other opportunities and responsibilities due to integration issues;
- additional indebtedness or the issuance of additional equity to finance future acquisitions, which could be dilutive to our shareholders;
- inability to access capital markets on acceptable terms or at all;
- potential loss of key customers or employees of acquired companies along with the risk of unionization of employees;
- pricing pressure resulting from differing customer pricing practices of the acquired company or varying pricing dynamics in the acquired company's market;
- inability to achieve the financial and strategic goals for the acquired and combined businesses;
- potential impairment of tangible and intangible assets and goodwill acquired as a result of acquisitions; and
- potential failure of the due diligence processes to identify significant issues with legal and financial liabilities and contingencies, among other things.

In the event that we do not realize the anticipated benefits of an acquisition or if the acquired business is not successfully integrated, there could be a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

A determination by regulators that our Leased Capacity Providers or third-party motor carriers are employees rather than independent contractors could expose us to various liabilities and additional ongoing expenses, and related litigation could subject us to substantial costs, which could have a material adverse effect on our results of operations and our financial condition.

At times, the Internal Revenue Service, the Department of Labor and state authorities have asserted that independent contractor transportation capacity providers like our Leased Capacity Providers and third-party motor carriers are "employees," rather than "independent contractors." Additionally, we are aware of certain judicial decisions and state laws that could bring about major reforms in the classification of workers, including the California Assembly Bill 5 ("California AB5"). California AB5 purports to codify a new test for determining worker classification that is broadly viewed as expanding the scope of employee relationships and narrowing the scope of independent contractor relationships. Although no enforcement actions under California AB5 have been asserted against the Company, if the State of California seeks to re-classify our use of our Leased Capacity Providers or ISPs as employees, that result could materially increase our exposure under a variety of federal and state tax, workers' compensation, unemployment benefits, labor, employment and tort laws, as well as our potential liability for employee benefits. In addition, such changes may be applied retroactively, and if so, we may be required to pay additional amounts to compensate for prior periods. Any of the above increased costs would adversely affect our business and operating results. In addition, California AB5 has been the subject of widespread national discussion and it is possible that other jurisdictions may enact similar laws.

A determination by regulators that some or all of our Leased Capacity Providers or third-party motor carriers are employees rather than independent contractors could expose us to various liabilities and additional ongoing expenses, including but not limited to, the cost of assets to be operated by employee drivers, employment-related expenses such as workers' compensation insurance coverage and reimbursement of work-related expenses. Our exposure could include prior period compensation, as well as potential liability for employee benefits and tax withholdings. In addition, the topic of the classification of individuals as employees or independent contractors has gained increased attention among the plaintiffs' bar and certain states have recently seen numerous class action lawsuits filed against transportation companies that engage independent contractors, some of which have resulted in significant damage awards and/or monetary settlements for workers who have been allegedly misclassified as independent contractors. The legal and other costs associated with any of these matters can be substantial and could have a material adverse effect on our results of operations and our financial condition.

Because a portion of our network costs are fixed, any factors that result in a decrease in the volume or revenue per pound of freight shipped through our networks will adversely affect our results of operations.

Our operations, particularly our networks of hubs and terminals, represent substantial fixed costs. As a result, any decline in the volume or revenue per pound of freight we handle will have an adverse effect on our operating margin and our results of operations. Several factors can result in such declines, including adverse business and economic conditions affecting shippers of freight as discussed above. In addition, volumes shipped through our network may be negatively impacted by lack of customer contractual obligations or cancellations of existing customer contracts. Generally, we do not enter into long-term contracts with our customers. Rather, our customer contracts generally allow for cancellation within 30 to 60 days. As a result, we cannot guarantee that our current customers will continue to utilize our services or that they will continue at the same levels. The timing of our capital investments, pricing models and service availability is generally based on our existing and anticipated customer contracts and freight volumes.

Our profitability could be negatively impacted if our pricing structure proves to be inaccurate or off-market.

The price we charge our customers for the services we provide is based on our calculations of, among other things, the costs of providing those services. The Company's assessment of its costs and resulting pricing structure relies on the effective identification and measurement of the impact of a number of key operational variables including, but not limited to volumes, operational efficiencies, length of haul, the mix of fixed versus variable costs, productivity and other factors. If we are incorrect in our assumptions and do not accurately calculate or predict the costs to us to provide our services, we could experience lower margins than anticipated, loss of business, or an inability to offer competitive products and services.

We derive a significant portion of our revenue from a few major customers, the loss of one or more of which could have a material adverse effect on our business.

While no customer accounted for more than 10% of consolidated revenues for the calendar year ended December 31, 2022, our top ten customers, based on revenue, accounted for approximately 31% of our revenue. These customers can impact our revenues and profitability based on factors such as: industry trends related to e-commerce that may apply downward pricing pressures on the rates our customers can charge; the seasonality associated with the fourth quarter holiday season; business combinations and the overall growth of a customer's underlying business; and any disruptions to our customers' businesses. These customers could choose to divert all or a portion of their business with us to one of our competitors, demand pricing concessions for our services, require us to provide enhanced services that increase our costs, or develop their own shipping and distribution capabilities. Our Expedited Freight and Intermodal segments generally do not have long-term contracts with their customers. A reduction in, or termination of, our services by one or more of our major customers could have a material adverse effect on our business and operating results. In addition, any increased direct sales efforts to direct shippers and beneficial cargo owners, as well as the potential acquisition of other businesses that may be perceived as competing more directly with our customers, could adversely affect our expenses, pricing, third-party relationships and revenues, particularly if such actions affect any of these key customers.

We are dependent on our senior management team and other key employees, and the loss of any such personnel could materially and adversely affect our business, operating results and financial condition.

Our future performance depends, in significant part, upon the continued service of our senior management team and other key employees. We cannot be certain that we can retain these employees. The loss of the services of one or more of these or other key personnel could have a material adverse effect on our business, operating results and financial condition if we are unable to timely secure replacement personnel who have sufficient experience in our industry or in the management of our business. If we fail to develop, compensate, and retain a core group of senior management and other key employees and maintain an adequate succession plan, it could hinder our ability to execute on our business strategies and maintain our level of service.

Our business is subject to seasonal trends.

Generally, our operating results have been subject to seasonal trends when measured on a quarterly basis with the first and second quarters generally weaker compared to our third and fourth quarters. This trend is dependent on numerous factors including economic conditions, customer demand and weather. Revenue is directly related to the available working days of shippers, national holidays and the number of business days during a given period, which may also create seasonal variability on our results of operations. During the remaining winter months after the winter holiday season, our freight volumes are generally lower because some customers reduce shipment levels. In addition, a substantial portion of our revenue is derived from customers in industries whose shipping patterns are tied closely to consumer demand, which can sometimes be difficult to predict, or are based on just-in-time production schedules. Therefore, our revenue is, to a large degree, affected by factors that are outside of our control. There can be no assurance that our historic operating patterns will continue in future periods as we cannot influence or reliably forecast many of these factors. Our ability to predict and adapt to future seasonality in our business will affect our operations and financial results.

Our results of operations may be affected by harsh weather conditions, disasters and pandemics.

Certain weather-related conditions such as ice and snow can disrupt our operations. Our operating expenses have historically been higher in the winter months because of cold temperatures and other adverse winter weather conditions, which generally result in decreased fuel efficiency, increased cold weather-related maintenance costs of equipment and increased insurance and claims costs. Harsh weather can temporarily halt deliveries, which could result in decreased revenues and operational challenges resulting from the interruption. Disasters, including severe weather, such as hurricanes or blizzards, and public health issues, such as pandemics, including the COVID-19 pandemic, occurring in the United States or abroad, could result in the temporary lack of an adequate work force and the temporary disruption in the transport of goods to or from overseas which could prevent, delay or reduce freight volumes and could have an adverse impact on consumer spending and confidence levels, all of which could result in decreased revenues.

Our business may continue to be adversely affected by the COVID-19 pandemic. Our products and services are directly tied to the production and sale of goods and, more generally, to the North American economy. As a result, transportation and supply chain companies such as ours experienced slowdowns and reduced demand for our services as a result of the COVID-19 pandemic. The spread of COVID-19 had a material economic effect on our business due to government-imposed restrictions on travel and shelter-in-place orders, increased teleworking, a reduction in business travel and disrupted supply chains worldwide. Although our business and operations have returned to pre-COVID levels, should we experience another COVID-19-like virus outbreak in the future with similar restrictions, we would anticipate a similar impact on our business.

Labor shortages and increased turnover or increases in employee and employee-related costs could have adverse effects on our profitability.

A number of factors may adversely affect the labor force available to us, including high employment levels, federal unemployment subsidies, and other government regulations, which include laws and regulations related to workers' health and safety, wage and hour practices, immigration, and federal vaccine mandates. A labor shortage or increased turnover rates within our employee base could lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees and could negatively affect our ability to efficiently operate our business or otherwise operate at full capacity. An overall labor shortage, lack of skilled labor, increased turnover or labor inflation could have a material adverse impact on the company's operations, results of operations, liquidity or cash flows.

Changes to our compensation and benefits could adversely affect our ability to attract and retain qualified employees.

The compensation we offer our employees is subject to market conditions that may require increases in employee compensation, which become more likely as economic conditions improve or as inflation increases. If we are unable to attract and retain a sufficient number of qualified employees, we could be required to increase our compensation and benefits packages, or reduce our operations and face difficulty meeting customer demands, any of which could adversely affect our financial condition, results of operations, liquidity and cash flows.

We could be required to record a material non-cash charge to income if our recorded intangible assets or goodwill are determined to be impaired.

We have $154,801 of net definite-lived intangible assets on our consolidated balance sheet at December 31, 2022. Our definite-lived intangible assets primarily represent the value of customer relationships and non-compete agreements that were recorded in conjunction with our various acquisitions. We review our long-lived assets, such as our definite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is recognized on these assets when the estimated fair value is less than the carrying value. If such measurement indicates impairment, we would be required to record a non-cash impairment charge to our consolidated statement of comprehensive income in the amount that the carrying value of these assets exceeds the estimated fair value of the assets.

We also have $306,184 of goodwill on our consolidated balance sheet at December 31, 2022. Goodwill is assessed for impairment annually (or more frequently if circumstances indicate possible impairment) for each of our reporting units. This assessment includes comparing the estimated fair value of each reporting unit to the carrying value of the net assets assigned to the respective reporting unit. If the carrying value of the reporting unit exceeded the estimated fair value of the reporting unit, we would be required to record a non-cash impairment charge calculated as the amount by which the carrying value exceeds the reporting units estimated fair value. A non-cash impairment charge to our consolidated statement of comprehensive income could have a material adverse effect on our financial results.

We operate in highly competitive and fragmented segments of our industry, and our business will suffer if we are unable to adequately address downward pricing pressures and other factors that may adversely affect our results of operations, growth prospects and profitability.

The segments of the freight transportation industry in which we participate are highly competitive, very fragmented and historically have few barriers to entry. We compete with a large number of other asset-light logistics companies, asset-based carriers, integrated logistics companies, and third-party freight brokers. To a lesser extent, we also compete with integrated air cargo carriers and passenger airlines. Our competition ranges from small operators that compete within a limited geographic area to companies with substantially greater financial and other resources, including greater freight capacity. We also face competition from freight forwarders who decide to establish their own networks to transport expedited ground freight, as well as from logistics companies, Internet matching services and Internet and third-party freight brokers, and new entrants to the market. In addition, customers can bring in-house some of the services we provide. We believe competition is based primarily on quality service, price, available capacity, damage-free handling, on-time delivery, flexibility, reliability and security and transportation rates as well as the ability to acquire and maintain terminal facilities in desirable locations at reasonable rates. Many of our competitors periodically reduce their rates to gain business, especially during times of economic decline. In an effort to reduce costs, we have seen our customers solicit bids from multiple transportation providers and develop or expand internal capabilities for some of the services that we provide.

In addition, competitors may pursue other strategies to gain a competitive advantage such as developing superior information technology systems or establishing cooperative relationships to increase their ability to address customer needs. The development of new information technology systems or business models could result in our disintermediation in certain businesses, such as freight brokerage. Furthermore, the transportation industry continues to consolidate. As a result of consolidation, our competitors may increase their market share and improve their financial capacity, and may strengthen their competitive positions relative to ours. Business combinations could also result in competitors providing a wider variety of services at competitive prices, which could adversely affect our financial performance. These competitive pressures may cause a decrease in our volume of freight, require us to lower the prices we charge for our services and adversely affect our results of operations, growth prospects and profitability.

Our increased direct sales efforts to direct shippers and beneficial cargo owners could be viewed as a competitive threat by our current domestic forwarder customers.

We are increasing our sales to direct shippers and beneficial cargo owners, which as a group are the primary customers of freight forwarders, 3PLs and other transportation intermediaries. These intermediaries are significant customers of our business in the United States. Our activities related to our increased direct sales efforts to direct shippers and beneficial cargo owners, as well as the potential acquisition of other businesses that may be perceived as competing with our customers, could harm relationships with our current customers, employees or suppliers, and could adversely affect our expenses, pricing, third-party relationships and revenues. Further, a loss of a significant customer could have a material adverse effect on our business, results of operations, financial condition and cash flows.

Reductions in the available supply or increases in the cost of new equipment may adversely impact our profitability and cash flows.

We and our Leased Capacity Providers and ISPs may face difficulty in purchasing new equipment due to decreased supply or increased costs. Investment in new equipment is a significant part of our annual capital expenditures and we require an available supply of tractors, trailers, and other freight handling equipment from manufacturers to operate and grow our business. We may also be subject to shortages in raw materials that are required for the production of critical operating equipment and supplies, such as shortages in rubber or steel. Currently, tractor and trailer manufacturers are experiencing significant shortages of various component parts and supplies, forcing many manufacturers to reduce or suspend their production, which has led to a lower supply of tractors, trailers, and other equipment, higher prices, and lengthened trade cycles.

In addition, the availability and price of our equipment may also be adversely affected in the future by regulations on newly manufactured equipment and engines. We are subject to regulations issued by the EPA and various state agencies, particularly the California Air Resources Board ("CARB"), that have required progressive reductions in exhaust emissions. We may become subject to new or more restrictive regulations, or differing interpretations of existing regulations, which may increase the cost of providing transportation services or adversely affect our results of operations. We are also unable to predict how any future changes in United States government policy will affect EPA and CARB regulation and enforcement.

These regulations, the limited equipment availability, and other supply chain factors have resulted and could continue to result in higher prices for new equipment, which could have a material adverse effect on our business, financial condition, and results of operations, particularly our maintenance expense, mileage productivity, and driver retention.

Risks Relating to Information Technology and Systems

If we fail to maintain our information technology systems, or if we fail to successfully implement new technology or enhancements, we may be at a competitive disadvantage and experience a decrease in revenues.

We rely heavily on our information technology systems to efficiently run our business, and they are a key component of our growth strategy and competitive advantage. We, our customers and third parties increasingly store and transmit data by means of connected information technology systems. We expect our customers to continue to demand more sophisticated, fully integrated information systems from their transportation providers. To keep pace with changing technologies and customer demands, we must correctly interpret and address market trends and enhance the features and functionality of our information technology systems in response to these trends, which may lead to significant ongoing software development costs. We may be unable to accurately determine the needs of our customers and the trends in the transportation services industry or to design and implement the appropriate features and functionality of our information technology systems in a timely and cost-effective manner, which could put us at a competitive disadvantage and result in a decline in our efficiency, decreased demand for our services and a corresponding decrease in our revenues. In addition, we could incur software development costs for technology that is ultimately not deployed, and thus would require us to write-off these costs, which would negatively impact our financial results. Furthermore, as technology improves, our customers may be able to find alternatives to our services for matching shipments with available freight hauling capacity.

Our information technology systems can also play an integral role in managing our internal freight and transportation information and creating additional revenue opportunities, including assessing available backhaul capacity. A failure to capture and utilize our internal freight and transportation information may impair our ability to service our existing customers or grow revenue.

Our information technology systems are dependent upon cloud infrastructure providers, software as a service, global communications providers, web browsers, telephone systems and other aspects of the Internet infrastructure that have experienced significant system failures and outages in the past. While we take measures to ensure our major systems have redundant capabilities, our systems are susceptible to outages from fire, floods, power loss, telecommunications failures, data leakage, human error, break-ins, cyber-attacks and similar events. The occurrence of any of these events could disrupt or damage our information technology systems and hamper our internal operations, impede our customers' access to our information technology systems and adversely impact our customer service, volumes, and revenues and result in increased cost. In addition, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

Our business is subject to cybersecurity risks.

On December 15, 2020, we detected a ransomware incident (the "Ransomware Incident") impacting our operational and information technology systems, which caused service delays for our customers. We suffered unexpected costs and impacts from the Ransomware Incident, and may in the future incur costs in connection with any future cybersecurity incidents, including infrastructure investments, remediation efforts and legal claims resulting from the above.

Our operations depend on effective and secure information technology systems. Threats to information technology systems, including as a result of cyber-attacks and cyber incidents, such as the Ransomware Incident on December 15, 2020, continue to grow. Cybersecurity risks could include, but are not limited to, malicious software, attempts to gain unauthorized access to our data and the unauthorized release, corruption or loss of our data and personal information, interruptions in communication, loss of our intellectual property or theft of our sensitive or proprietary technology, loss or damage to our data delivery systems, or other electronic security, including with our property and equipment.

These cybersecurity risks could:
* Disrupt our operations and damage our information technology systems;
* Subject us to various penalties and fees by third parties;
* Negatively impact our ability to compete;
* Enable the theft or misappropriation of funds;
* Cause the loss, corruption or misappropriation of proprietary or confidential information, expose us to litigation; and
* Result in injury to our reputation, downtime, loss of revenue, and increased costs to prevent, respond to or mitigate cybersecurity events.

If another cybersecurity event occurs, such as the Ransomware Incident, it could harm our business and reputation and could result in a loss of customers. Likewise, data privacy breaches by employees and others who access our systems may pose a risk that sensitive customer or vendor data may be exposed to unauthorized persons or to the public, adversely impacting our customer service, employee relationships and our reputation. Furthermore, any failure to comply with data privacy, security or other laws and regulations, such as the California Privacy Rights Act, which took effect as the California Consumer Privacy Act in January 2020 and was amended effective January 1, 2023, could result in claims, legal or regulatory proceedings, inquires or investigations.

While we continue to make efforts to evaluate and improve our systems and particularly the effectiveness of our security program, procedures and systems, it is possible that our business, financial and other systems could be compromised, which could go unnoticed for a prolonged period of time, and there can be no assurance that the actions and controls that we implement, or we cause third-party service providers to implement, will be sufficient to protect our systems, information or other property. Additionally, customers or third parties upon whom we rely on face similar threats, which could directly or indirectly impact our business and operations. The occurrence of a cyber-incident or attack could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Regulatory Environment

Claims for property damage, personal injuries or workers' compensation and related expenses could significantly reduce our earnings.

Under DOT regulations, we are liable for bodily injury and property damage caused by Leased Capacity Providers and employee drivers while they are operating equipment under our various motor carrier authorities. The potential liability associated with any accident can be severe and occurrences are unpredictable.

For vehicle liability, we retain a portion of the risk. Below is a summary of our risk retention on vehicle liability insurance coverage maintained by us up to $10,000 (in thousands):

	Risk Retention		Frequency	Layer	Policy Term
Expedited Freight[1]					
LTL business	$	5,000	Occurrence/Accident[2]	$0 to $5,000	10/1/2022 to 10/1/2023
Truckload business	$	2,000	Occurrence/Accident[2]	$0 to $2,000	10/1/2022 to 10/1/2023
LTL, Truckload and Intermodal businesses	$	5,000	Policy Term Aggregate[3]	$5,000 to $10,000	10/1/2022 to 10/1/2023
Intermodal	$	1,000	Occurrence/Accident[2]	$0 to $1,000	10/1/2022 to 10/1/2023

[1] Excluding the Final Mile business, which is primarily a brokered service.

[2] For each and every accident/incident, we are responsible for damages and defense up to these amounts, regardless of the number of claims associated with any accident/incident.

[3] During the Policy Term, we are responsible for damages and defense within the stated Layer up to the stated, aggregate amount of Risk Retention before insurance will contribute.

Also, from time to time, when brokering freight, we may face claims for the "negligent selection" of outside, contracted carriers that are involved in accidents, and we maintain third-party liability insurance coverage with a $100 deductible per occurrence for our brokered services. Additionally, we maintain workers' compensation insurance with a self-insured retention of $500 per occurrence. We cannot guarantee that our self-insurance retention levels will not increase and/or that we may have to agree to more unfavorable policy terms as a result of market conditions, poor claims experience or other factors. We could incur claims in excess of our policy limits or incur claims not covered by our insurance. Any claims beyond the limits or scope of our insurance coverage may have a material adverse effect on us. Because we do not carry "stop loss" insurance, a significant increase in the number of claims that we must cover under our self-insurance retainage could adversely affect our profitability. In addition, we may be unable to maintain insurance coverage at a reasonable cost or in sufficient amounts or scope to protect us against losses.

Further, as we focus on growing our final mile solutions business that includes in-home installation of appliances and other over-the-threshold services, we may become increasingly subject to inherent risks associated with delivery and installation of products. These risks include incidents that can cause personal injury or loss of life, damage to or destruction of property, equipment or the environment, or the suspension of our operations.

Our residential final mile delivery service exposes us to risks associated with delivering to residential customers.

We contract with third-party motor carriers to provide our final mile delivery services that include in-home installation of appliances and other over-the-threshold services. The operation of these trucks and drivers in residential environments exposes such third-party motor carriers (and potentially us) to the risk of property damage, personal injury, loss of life and other claims. If any of these third-party motor carriers do not reliably and safely perform their obligations, they and we could be exposed to liability or reputational harm.

We face risks related to self-insurance and third-party insurance that can be volatile to our earnings.

We self-insure a significant portion of our claims exposure and related expenses for cargo loss, employee medical expense, bodily injury, workers' compensation and property damage, and maintain insurance with insurance companies above our limits of self-insurance. Self-insurance retention and other limitations are detailed in Part II, Item 7, under "Self-Insurance Loss Reserves." Because of these significant self-insured exposures, insurance and claims expense may fluctuate significantly from period to period. Additionally, our ability to obtain and maintain adequate insurance and the cost of such insurance may be affected by significant claims and conditions in the insurance market over which we have no control. In recent years the trucking industry has experienced significant increases in the cost of liability insurance and in the median verdict of trucking accidents. If the cost of insurance increases, we may decide to discontinue certain insurance coverage, reduce our level of coverage or increase our deductibles/retentions to offset the cost increase. In addition, our existing types and levels of insurance coverage could become difficult or impossible to obtain in the future. The occurrence of an event that is not fully covered by insurance, the loss of insurance coverage or a material increase in the cost of insurance could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We accrue for the costs of the uninsured portion of pending claims, based on the nature and severity of individual claims and historical claims development trends. Estimating the number and severity of claims, as well as related judgment or settlement amounts is inherently difficult. We may fail to establish sufficient insurance reserves and adequately estimate for future insurance claims. This, along with legal expenses, incurred but not reported claims, and other uncertainties can cause unfavorable differences between actual self-insurance costs and our reserve estimates.

Our failure to comply with various applicable federal and state employment and labor laws and regulations could have a material, adverse impact on our business, financial condition and results of operations.

Various federal and state employment and labor laws and regulations govern our relationships with our employees. These laws and regulations relate to matters such as employment discrimination, wage and hour laws, requirements to provide meal and rest periods or other benefits, family leave mandates, employee and independent contractor classification rules, requirements regarding working conditions and accommodations to certain employees, citizenship or work authorization and related requirements, insurance and workers' compensation rules, healthcare laws, scheduling notification requirements and anti-discrimination and anti-harassment laws. While the scope of these laws and regulations are subject to change in all jurisdictions, California routinely makes changes to the scope of such laws and regulations, many of which may be strictly enforced, and some of which have been in the past, and may be in the future, implemented on a retrospective basis (meaning we may not have an opportunity to change our employment practices in advance to avoid non-compliance). Complying with these laws and regulations, including ongoing changes thereto, subjects us to substantial expense and non-compliance could expose us to significant liabilities. In particular, we have been subject to employment litigation with respect to classification and wage and hour issues in the past and have wage and hour litigation currently pending. While we have not incurred material losses with respect to this litigation in the past, we may be subject to material claims in the future.

We operate in a regulated industry, and increased costs of compliance with, or liability for violation of, existing or future regulations and enforcement could have a material adverse effect on our business.

The DOT and various state and federal agencies have been granted broad regulatory powers over our business in the United States, and we are licensed by the DOT and U.S. Customs. Additionally, our Canada business activities are subject to the similar laws and regulations of Canada and its provinces, including the effects of the United States-Mexico-Canada Agreement ("USMCA"), a trade agreement between the United States, Mexico and Canada to replace NAFTA, which took effect on July 1, 2020. There can be no assurance that the ongoing transition from NAFTA to the USMCA will not adversely impact our business or disrupt our operations. If we are found to be out of compliance with any applicable regulations, our licenses may be revoked, or we could be subject to substantial fines or penalties and to civil and criminal liability. The transportation industry is subject to legislative and regulatory changes that can affect the economics of our business by requiring changes in operating practices or influencing the demand for, and the cost of providing, transportation services.

In December 2010, the FMCSA established the CSA motor carrier oversight program under which drivers and fleets are evaluated based on certain safety-related standards. Carriers' safety and fitness ratings under CSA include the on-road safety performance of the carriers' drivers. The FMCSA has also implemented changes to the hours of service ("HOS") regulations which govern the work hours of commercial drivers and adopted a rule that requires commercial drivers to maintain hours-of-service records with electronic logging devices ("ELDs"). At any given time, there are also other proposals for safety-related standards that are pending legislative or administrative approval or adoption. If additional or more stringent standards are adopted, such may result in a reduction of the pool of qualified drivers available to us and to other motor carriers in our industry. If we experience safety and fitness violations, our safety and fitness scores could be adversely impacted, and our fleets could be ranked poorly as compared to our peers. A reduction in our safety and fitness scores or those of our contracted drivers could also reduce our competitiveness in relation to other companies that have higher scores. Additionally, competition for qualified drivers and motor carriers with favorable safety ratings may increase and thus result in increases in driver-related compensation costs.

In addition, there may be changes in applicable federal or state tax or other laws or interpretations of those laws. If this happens, we may incur additional taxes, as well as higher workers' compensation and employee benefit costs, and possibly penalties and interest for prior periods. This could have an adverse effect on our results of operations.

We are subject to various environmental laws and regulations, including legislative and regulatory responses to climate change; and costs of compliance with, or liabilities for violations of, existing or future laws and regulations could significantly increase our costs of doing business.

Our operations are subject to environmental laws and regulations dealing with, among other things, the handling of hazardous materials, discharge and retention of storm water, and emissions from our vehicles. We operate in industrial areas, where truck terminals and other industrial activities are located, and where groundwater or other forms of environmental contamination may have occurred. Our operations involve the risks of fuel spillage, environmental damage, and hazardous

waste disposal, among others. If we are involved in a spill or other accident involving hazardous substances, or if we are found to be in violation of applicable environmental laws or regulations, it could significantly increase our cost of doing business. Under specific environmental laws and regulations, we could be held responsible for all of the costs relating to any contamination at our past or present terminals and at third-party waste disposal sites. If we fail to comply with applicable environmental laws and regulations, we could be subject to substantial fines or penalties and to civil and criminal liability.

In addition, as societal concerns regarding climate change and carbon emissions become more prevalent, federal and local governments and our customers are taking action in response. This increased focus on sustainability may result in new regulations and customer requirements that could negatively affect our financial results. This could cause us to incur additional direct costs or to make changes to our operations in order to comply with any new regulations and customer requirements, as well as increased indirect costs or loss of revenue resulting from, among other things, our customers incurring additional compliance costs that affect our costs and revenues. We could also lose revenue if our customers divert business from us because we have not complied with their sustainability requirements or accommodated related requests. These costs, changes and loss of revenue could have a material adverse effect on our business, financial condition and results of operations. Even without any new legislation or regulation, increased public concern regarding greenhouse gases emitted by transportation carriers could harm the reputations of companies operating in the transportation logistics industries and shift consumer demand toward more locally sourced products and away from our services.

The FMCSA's CSA and SMS initiatives could adversely impact our ability to hire qualified drivers or contract with qualified Leased Capacity Providers or third-party motor carriers, meet our growth projections and maintain our customer relationships, each of which could adversely impact our results of operations.

The FMCSA's CSA is an enforcement and compliance program designed to monitor and improve commercial motor vehicle safety by measuring the safety record of both the motor carrier and the driver. These measurements are scored and used by the FMCSA to identify potential safety risks and to direct enforcement action. CSA scores are dependent upon safety and compliance experience, which could change at any time. In addition, the safety standards prescribed in CSA could change and our ability as well as third-party motor carriers' ability to maintain an acceptable score could be adversely impacted. Public disclosure of certain CSA scores was restricted through the enactment of the Fixing America's Surface Transportation Act of 2015 (the "FAST Act") on December 4, 2015; however, the FAST Act does not restrict public disclosure of all data collected by the FMCSA. The FMCSA is currently reviewing CSA methodology to address deficiencies identified by the National Academy of Sciences, including the possibility of weak or negative correlation between current safety improvement categories and vehicle crash risk. Nevertheless, if we receive unacceptable CSA scores, and this data is made available to the public, our relationships with our customers could be damaged, which could result in a loss of business.

Likewise, the requirements of SMS could also shrink the industry's pool of drivers as those with unfavorable scores could leave the industry. As a result, the costs to attract, train and retain qualified drivers, Leased Capacity Providers or third-party carriers could increase. In addition, a shortage of qualified drivers could increase driver turnover, decrease asset utilization, limit growth and adversely impact our results of operations.

If our employees were to unionize, our operating costs would likely increase.

None of our employees is currently represented by a collective bargaining agreement. However, we have no assurance that our employees will not unionize in the future, which could increase our operating costs and force us to alter our operating methods. This could have a material adverse effect on our operating results.

Our charter and bylaws and provisions of Tennessee law could discourage or prevent a takeover that may be considered favorable.

Our charter and bylaws and provisions of Tennessee law may discourage, delay or prevent a merger, acquisition or change in control that may be considered favorable. These provisions could also discourage proxy contests and make it more difficult for shareholders to elect directors and take other corporate actions. Among other things, these provisions:

- authorize us to issue preferred stock, the terms of which may be determined at the sole discretion of our Board of Directors and may adversely affect the voting or economic rights of our shareholders; and
- establish advance notice requirements for nominations for election to the Board of Directors and for proposing matters that can be acted on by shareholders at a meeting.

Our charter and bylaws and provisions of Tennessee law may discourage transactions that otherwise could provide for the payment of a premium over prevailing market prices for our Common Stock and also could limit the price that investors are willing to pay in the future for shares of our Common Stock.

Because our Intermodal business depends heavily on freight transiting seaports and railheads, our operating results and financial condition are likely to be adversely affected by any reduction or deterioration in service at seaports or railheads.

Our Intermodal business provides first- and last-mile high value container drayage services to and from seaports and railheads.   Consequently, our ability to continue to expand our Intermodal transportation business is dependent upon the seaports and railheads' capacity to handle Intermodal freight. Our business has, at times, been adversely affected by situations impacting one or more railheads or seaports, including congestion, labor shortages, slowdowns or stoppages, adverse weather conditions, changes to rail operations, or other factors that hinder the railheads and seaports to efficiently handle freight transiting their operations, and these situations may occur again in the future, which could have a material adverse effect on our results of operations and financial condition.

Item 1B.   Unresolved Staff Comments

None**.**

Item 2.   Properties

Our headquarters are in Greeneville, Tennessee and we have additional general offices in Atlanta, Georgia and Columbus, Ohio. As of December 31, 2022, we owned six facilitates, including the Columbus, Ohio general office and lease 174 facilities, including the general office in Atlanta, Georgia and our corporate headquarters in Greeneville, Tennessee. We consider each of our facilities to be in good condition and adequate for its present use. We believe in the event that we need additional facilities, we will be able to purchase or lease facilities on terms and costs similar to those of competitors within the transportation industry.

Our principal facilities as of December 31, 2022 were as follows:

Location	Segment	Leased (square feet)	Owned (square feet)	Number of Doors
Atlanta, Georgia	Expedited Freight		154,000	118
Chicago, Illinois	Expedited Freight		135,000	110
Columbus, Ohio	Expedited Freight		125,000	168
Columbus, Ohio	Corporate		240,000	
Dallas, Texas	Expedited Freight		244,000	134
Los Angeles, California	Expedited Freight	254,000		56
Miami, Florida	Expedited Freight	111,000		39
Newark, New Jersey	Expedited Freight	133,000		36
Phoenix, Arizona	Expedited Freight	103,000		24
San Francisco, California	Expedited Freight	136,000		22

In addition to our owned and leased facilities, we partner with independent agents in 29 cities where the agents handle the freight for us on a commission basis.

Item 3.   Legal Proceedings

From time to time, we are a party to ordinary, routine litigation incidental to and arising in the normal course of our business, most of which involve claims for personal injury, property damage related to the transportation and handling of freight, or workers' compensation. For more information about our insurance program and legal proceedings, see Item 1A, Risk Factors - "Claims for property damage, personal injuries or workers' compensation and related expenses could significantly reduce our earnings." and "We face risks related to self-insurance and third-party insurance that can be volatile to our earnings.", and "Our failure to comply with various applicable federal and state employment and labor laws and regulations could have a material, adverse impact on our business, financial condition and results of operations.", Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Estimates, and Item 8, Financial Statements and Supplementary Data - Commitments and Contingencies.

Item 4.   Mine Safety Disclosures

Not applicable.

Part II

Item 5.	**Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities**

Our Common Stock trades on The Nasdaq Global Select Stock Market™ under the symbol "FWRD."

There were approximately 243 shareholders of record of our Common Stock as of February 27, 2023.

Subsequent to December 31, 2022, our Board of Directors declared a cash dividend of $0.24 per share that will be paid in the first quarter of 2023 to the shareholders of record on March 2, 2023. The Company expects to continue to pay regular quarterly cash dividends, though each subsequent quarterly dividend is subject to review and approval by the Board of Directors.

There are no material restrictions on our ability to declare dividends.

None of our securities were sold during fiscal year 2022 without registration under the Securities Act.

Stock Performance Graph

The following graph compares the percentage change in the cumulative shareholder return on our Common Stock with The Nasdaq Trucking and Transportation Stocks Index and The Nasdaq Global Select Stock Market™ Index commencing on the last trading day of December 2017 and ending on the last trading day of December 2022. The graph assumes a base investment of $100 made on December 31, 2017 and the respective returns assume reinvestment of all dividends. The comparisons in this graph are required by the SEC and, therefore, are not intended to forecast or necessarily be indicative of any future return on our Common Stock.

The performance graph and related information shall not be deemed "soliciting material" or be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.

Stock Performance



	2017	2018	2019	2020	2021	2022
Forward Air Corporation	$ 100	$ 109	$ 139	$ 179	$ 256	$ 183
Nasdaq Trucking and Transportation Stocks Index	100	116	140	166	165	106
Nasdaq Global Select Stock Market Index	100	141	200	258	295	155

Issuer Purchases of Equity Securities

The table below sets forth information with respect to purchases of our common stock made by or on behalf of us during the three months ended December 31, 2022.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs[1]
October 1, 2022 through October 31, 2022	—	$ —	—	2,366,496
November 1, 2022 through November 30, 2022	134,159	111.79	134,159	2,232,337
December 1, 2022 through December 31, 2022	—	—	—	2,232,337
Total	134,159	$ 111.79	134,159	2,232,337

[1]On February 5, 2019, our Board approved the 2019 Repurchase Plan authorizing up to 5.0 million shares of our common stock. The 2019 Share Repurchase Plan expires when the shares authorized for repurchase are exhausted or the 2019 Repurchase Plan is canceled.

Item 6.   **[Reserved]**

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

This section of this Form 10-K generally discusses our results of operations and financial condition for the year ended December 31, 2022. For a discussion of similar topics for the years ended December 31, 2021 and December 31, 2020, please refer to "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Form 10-K, filed on March 1, 2022, which is incorporated herein by reference.

Overview

We are a leading asset-light freight provider of transportation services, including LTL, truckload, final mile and intermodal drayage services across the United States and in Canada and Mexico. We offer premium services that typically require precision execution, such as expedited transit, delivery during tight time windows and special handling. We utilize an asset-light strategy to minimize our investments in equipment and facilities and to reduce our capital expenditures.

Our services are classified into two reportable segments: Expedited Freight and Intermodal.

Our Expedited Freight segment provides expedited regional, inter-regional and national LTL services. Expedited Freight also offers customers local pick-up and delivery and other services including final mile, truckload, shipment consolidation and deconsolidation, warehousing, customs brokerage and other handling. We plan to grow our LTL and final mile geographic footprints through greenfield start-ups as well as through acquisitions.

Our Intermodal segment provides first- and last-mile high value intermodal container drayage services both to and from seaports and railheads. Intermodal also offers dedicated contract and CFS warehouse and handling services, and in select locations, linehaul and LTL services. We plan to grow our Intermodal geographic footprint through acquisitions as well as through greenfield start-ups where no suitable acquisition is available.

Our operations, particularly our network of hubs and terminals, represent substantial fixed costs. Consequently, our ability to increase our earnings depends in significant part on our ability to increase the amount of freight and the revenue per pound or shipment for the freight shipped or moved through our network. Additionally, our earnings depend on the growth of other services, such as LTL pickup and delivery, which will allow us to maintain revenue growth in a challenging freight environment. We continue to create synergies across our services, particularly with services offered in our Expedited Freight reportable segment. Synergistic opportunities include the ability to share resources, in particular our fleet resources.

We monitor and analyze a number of key operating statistics in order to manage our business and evaluate our financial and operating performance. These key operating statistics are defined below and are referred to throughout the discussion of the financial results of our Expedited Freight and Intermodal reportable segments. Our key operating statistics should not be interpreted as better measurements of our results than income from operations as determined under U.S. generally accepted accounting principles.

Within our Expedited Freight reportable segment, our primary revenue focus is to increase density, which is shipment and tonnage growth within our existing LTL network. Increases in density allow us to maximize our asset utilization and labor productivity, which we measure over many different functional areas of our operations including linehaul load factor, pickup and delivery ("P&D") stops per hour, P&D shipments per hour and door pounds handled per hour. In addition to our focus on density and operating efficiencies, it is critical for us to obtain an appropriate yield, which is measured as revenue per hundredweight, on the shipments we handle to offset our cost inflation and support our ongoing investments in capacity and technology. Revenue per hundredweight is also a commonly-used indicator for general pricing trends in the LTL industry and can be influenced by many other factors, such as changes in fuel surcharges, weight per shipment and length of haul. Therefore, changes in revenue per hundredweight may not necessarily indicate actual changes in underlying base rates. We regularly monitor the components of our pricing, including base freight rates, accessorial charges and fuel surcharges. The fuel surcharge is generally designed to offset fluctuations in the cost of the petroleum-based products used in our operations and is indexed to diesel fuel prices published by the U.S. Department of Energy. The impact of fuel on our results of operations depends on the relationship between the applicable surcharge, the fuel efficiency of our Company drivers, and the load factor achieved by our operation. Fluctuations in fuel prices in either direction could have a positive or negative impact on our margins, particularly in our LTL business where the weight of a shipment subject to the fuel surcharge on a given trailer can vary materially. We believe our yield management process focused on account level profitability, and ongoing improvements in operating efficiencies, are both key components of our ability to grow profitably.

The key operating statistics necessary to understand the operating results of our Expedited Fright reportable segment are described below in more detail:

Tonnage - Total weight of shipments in pounds. The level of freight tonnage is affected by economic cycles and conditions, customers' business cycles, changes in customers' business practices and capacity in the truckload market.

Weight Per Shipment - Total pounds divided by the number of shipments. Fluctuations in weight per shipment can indicate changes in the mix of freight we receive from our customers, as well as changes in the number of units included in a shipment. Generally, increases in weight per shipment indicate higher demand and overall increased economic activity. Changes in weight per shipment can also be influenced by shifts between LTL and other modes of transportation, such as truckload, in response to capacity, service and pricing issues. Fluctuations in weight per shipment generally have an inverse effect on our revenue per hundredweight, as a decrease in weight per shipment will typically cause an increase in revenue per hundredweight.

Revenue Per Hundredweight - Network revenue per every 100 pounds of shipment weight. Our LTL transportation services are generally priced based on weight, commodity, and distance. Our pricing policies are reflective of the services we provide, and can be influenced by competitive market conditions. Changes in the freight profile factors such as average shipment size, average length of haul, freight density, and customer and geographic mix can impact the revenue per hundredweight. Fuel surcharges and intercompany revenue between Network and Truckload are included in this measurement.

Revenue Per Shipment - Network revenue divided by the number of shipments. Fuel surcharges and intercompany revenue between Network and Truckload are included in this measurement.

Average Length of Haul - Total miles between origin and destination service centers for all shipments, with miles based on the size of shipments. Length of haul is used to analyze our tonnage and pricing trends for shipments with similar characteristics. Changes in length of haul generally have a direct effect on our revenue per hundredweight, as an increase in length of haul will typically cause an increase in revenue per hundredweight.

Within our Intermodal reportable segment, our primary revenue focus is to increase the number of shipments. The key operating statistic necessary to understand the operating results of our Intermodal reportable segment is described below in more detail:

Drayage Revenue Per Shipment - Intermodal revenue divided by the number of drayage shipments. Revenue derived from container freight station warehouse and handling, and linehaul and LTL services is excluded from this measurement. Fuel surcharges and accessorial charges are included in this measurement.

Trends and Developments

Intermodal Acquisitions

In February 2021, we acquired certain assets and liabilities of Proficient Transport Incorporated and Proficient Trucking, Inc. (together "Proficient Transport") for $16,339 and a potential earn-out up to $2,000. In 2022, the earn-out period ended and the Company paid $91 based on the terms of the purchase agreement. Proficient Transport is an intermodal drayage company headquartered in Chicago, Illinois. The acquisition of Proficient Transport expands our intermodal footprint in Georgia, Illinois, North Carolina, and Texas, and introduces a new location in Ohio. The acquisition was funded using cash flows from operations. The results of Proficient Transport have been included in our consolidated financial statements as of and from the date of acquisition.

In November 2021, we acquired certain assets and liabilities of BarOle Trucking, Inc. ("BarOle") for $35,436. BarOle is an intermodal drayage company headquartered in Roseville, Minnesota. The acquisition of BarOle provides additional capacity and resources to meet customer demands in the intermodal market, and extends the service footprint to the Minneapolis-Saint Paul, Minnesota area. In addition, BarOle has a larger terminal location, which allows for further expansion in the future. The acquisition was funded using cash flows from operations. The results of BarOle have been included in our consolidated financial statements as of and from the date of acquisition.

In May 2022, we acquired certain assets and liabilities of Edgmon Trucking, LLC ("Edgmon") for $40,993 and a potential earn-out of up to $5,000, based on the achievement of certain profit contribution milestones over a nineteen month period, beginning May 31, 2022. Edgmon, headquartered in Kent, Washington, operates a terminal in Kent and a yard in Seattle, servicing both the Port of Seattle and the Port of Tacoma. The acquisition of Edgmon marks our first Intermodal location on the West Coast, a key area of expansion in the Intermodal strategic growth plan. The acquisition was funded using cash flows from operations. The results of Edgmon have been included in our consolidated financial statements as of and from the date of acquisition.

Expedited Freight Acquisition

In May 2021, we acquired certain assets and liabilities of J&P Hall Express Delivery ("J&P") for $7,670. J&P is headquartered in Atlanta, Georgia with a second terminal in Albany, Georgia. The acquisition of J&P supports our strategic growth plan by expanding pickup and delivery, less-than-truckload, truckload, less than container load, container freight station warehousing, and airport transfer services across the Southeastern United States. The acquisition was funded using cash flows from operations. The results of J&P have been included in our consolidated financial statements as of and from the date of acquisition.

See Note 3, *Acquisitions*, to our Consolidated Financial Statements for more information about our acquisitions.

COVID-19

Our business is highly susceptible to changes in economic conditions. Our products and services are directly tied to the production and sale of goods and, more generally, to the North American economy. The COVID-19 pandemic adversely impacted economic activity and conditions worldwide and created significant volatility and disruption to the financial markets and supply chains worldwide.

Although our operations have returned to pre-COVID levels, should we experience another COVID-19-like virus outbreak in the future with similar restrictions, we would anticipate a similar impact on our business.

Fuel

We depend heavily upon the availability of adequate diesel fuel supplies, and recently, fuel availability and prices have fluctuated significantly. Fuel availability and prices can be impacted by factors beyond our control, such as natural or man-made disasters, adverse weather conditions, political events, economic sanctions imposed against oil-producing countries or specific industry participants, disruptions or failure of technology or information systems, price and supply decisions by oil producing countries and cartels, terrorist activities, armed conflict, tariffs, sanctions, other changes to trade agreements and world supply and demand imbalance. Through our fuel surcharge programs, we have been able to mitigate the impact of fluctuations in fuel prices. Our fuel surcharge rates are set weekly based on the national average for fuel prices as published by the U.S. Department of Energy and our fuel surcharge table. In periods of changing fuel prices, our fuel surcharges vary by different degrees and may not fully offset fuel price fluctuations or may result in higher than expected increases in revenue. Fuel shortages, changes in fuel prices, and the potential volatility in fuel surcharge revenue may impact our results of operations and overall profitability. Fuel surcharge revenue as a percentage of operating revenues increased to 17.1% for the year ended December 31, 2022 compared to 11.5% for the year ended December 31, 2021, as a result of changes in fuel prices.

Economy

Participants in the transportation industry have historically experienced cyclical fluctuations in financial results due to economic recessions, downturns in the business cycles of customers, volatility in the prices charged by third-party carriers, interest rate fluctuations and other U.S. and global macroeconomic developments. During economic downturns, reductions in overall demand for transportation services will likely reduce demand for our services and exert downward pressures on our rates and margins. In periods of strong economic growth, overall demand may exceed the available supply of transportation resources. While this may present an opportunity to increase economies of scale in our network and enhanced pricing and margins, these benefits may be *lessened* by increased network congestion and operating inefficiencies.

Like other providers of freight transportation services, our business has been impacted by the macroeconomic conditions of the past year. Industry freight volumes as measured by the Cass Freight Index were flat in 2022 compared to the prior year. As global demand slowed, the peak shipping season that generally drives higher volumes in the second half of the year was atypically soft. Shippers in the United States continue to struggle with elevated inventory levels as consumer demand has been negatively impacted by inflation and macroeconomic uncertainty. In response to this slowing demand, steamship lines continue to rationalize services by reducing capacity where possible, which has allowed port congestion to ease. The slowdown of consumer demand has also had a significant impact on the air freight market. Air freight volumes have significantly declined, also as a consequence of higher inventory levels and declining consumer demand. These trends, in combination with elevated volume growth in our network in the first half of 2022, drove a decline in the volume of freight shipped by our customers in the second half of 2022. These trends have continued through the early months of 2023.

Results from Operations

The following table sets forth our consolidated financial data for the years ended December 31, 2022 and 2021 (in thousands):

| | | Year Ended | | | |
		December 31, 2022	December 31, 2021	Change	Percent Change
Operating revenue:					
Expedited Freight	$	1,553,890	$ 1,374,270	$ 179,620	13.1 %
Intermodal		419,718	289,214	130,504	45.1
Eliminations and other operations		(205)	(1,057)	852	80.6
Operating revenue		1,973,403	1,662,427	310,976	18.7
Operating expenses:					
Purchased transportation		906,549	833,075	73,474	8.8
Salaries, wages, and employee benefits		347,970	327,814	20,156	6.1
Operating leases		97,094	79,633	17,461	21.9
Depreciation and amortization		47,386	39,552	7,834	19.8
Insurance and claims		49,759	42,186	7,573	18.0
Fuel expense		27,583	17,027	10,556	62.0
Other operating expenses		231,086	163,839	67,247	41.0
Total operating expenses		1,707,427	1,503,126	204,301	13.6
Income (loss) from continuing operations:					
Expedited Freight		210,968	139,321	71,647	51.4
Intermodal		56,874	30,117	26,757	88.8
Other operations		(1,866)	(10,137)	8,271	81.6
Income from continuing operations		265,976	159,301	106,675	67.0
Other expense:					
Interest expense, net		(5,138)	(4,338)	(800)	(18.4)
Other, net		—	—	—	—
Total other expense		(5,138)	(4,338)	(800)	18.4
Income from continuing operations before income taxes		260,838	154,963	105,875	68.3
Income tax expense		67,647	38,872	28,775	74.0
Net income from continuing operations		193,191	116,091	77,100	66.4
Loss from discontinued operation, net of tax		—	(10,232)	10,232	(100.0)
Net income and comprehensive income	$	193,191	$ 105,859	$ 87,332	82.5 %

Operating Revenues

Operating revenues increased $310,976, or 18.7% to $1,973,403 for the year ended December 31, 2022 compared to $1,662,427 for the year ended December 31, 2021. The revenue increase was primarily driven by increased revenue from our Expedited Freight segment of $179,620 due to increased Network and Final Mile revenue, and from our Intermodal segment of $130,504 driven by increased drayage and accessorial revenues. The results for our two reportable segments are discussed in detail in the following sections.

Operating Expenses

Operating expenses increased $204,301, or 13.6%, to $1,707,427 for the year ended December 31, 2022 compared to $1,503,126 for the same period in 2021. The increase was primarily driven by an increase in purchased transportation of $73,474, other operating expenses of $67,247, salaries, wages and employee benefits of $20,156, and operating leases of $17,461. Purchased transportation expense includes our Leased Capacity Providers, third-party motor carriers and capacity secured by transportation intermediaries, while expenses for Company-employed drivers are included in salaries, wages and employee benefits. Purchased transportation expense increased due to higher rates for Leased Capacity Providers, third-party motor carriers, and transportation intermediaries. Other operating expenses increased due to contract labor, professional fees, software license fees, recruiting costs, travel and entertainment expenses and accessorial storage costs incurred in support of the increased accessorial revenues. Salaries, wages and employee benefits increased primarily due to the additional employees hired in 2022, higher salaries and wages, and an increase in the reserve for incentive compensation. Operating leases increased primarily due to higher facility and equipment lease expense.

Income from Continuing Operations and Segment Operations

Income from continuing operations increased $106,675, or 67.0%, to $265,976 for the year ended December 31, 2022, compared to $159,301 for the same period in 2021. The increase was primarily driven by an increase in income from continuing operations in our Expedited Freight segment and Intermodal segment of $71,647 and $26,757, respectively.

Interest Expense, net

Interest expense, net was $5,138 for the year ended December 31, 2022 compared to $4,338 for the same period in 2021. The increase in interest expense was primarily due to a higher weighted-average interest rate during the year ended December 31, 2022. The weighted-average interest rate on the outstanding borrowings under our credit facility were 2.77% and 1.43% during the years ended December 31, 2022 and 2021, respectively.

Income Taxes on a Continuing Basis

The effective tax rate on a continuing basis for the year ended December 31, 2022 was 25.9%, compared to a rate of 25.1% for the same period in 2021. The higher effective tax rate for the year ended December 31, 2022 was primarily due to an increase in the non-deductible compensation in 2022 compared to the same period in 2021.

Loss from Discontinued Operation, net of tax

There was no loss from discontinued operation, net of tax for the year ended December 31, 2022 compared to a loss from discontinued operation, net of tax of $10,232 for the year ended December 31, 2021. Loss from discontinued operation includes our Pool business, which, as discussed above, was sold on February 12, 2021.

Net Income

As a result of the foregoing factors, net income increased by $87,332, or 82.5%, to $193,191 for the year ended December 31, 2022 compared to $105,859 for the same period in 2021.

Expedited Freight - Year Ended December 31, 2022 compared to Year Ended December 31, 2021

The following table sets forth our financial data of the Expedited Freight segment for the years ended December 31, 2022 and 2021 (unaudited and in thousands):

		Year Ended					
		December 31, 2022	Percent of Revenue	December 31, 2021	Percent of Revenue	Change	Percent Change
Operating revenue:							
Network [1]	$	947,817	61.1 %	$ 805,015	58.6 %	$142,802	17.7 %
Truckload		221,979	14.3	223,026	16.2	(1,047)	(0.5)
Final Mile		293,769	18.9	275,201	20.0	18,568	6.7
Other		90,325	5.8	71,028	5.2	19,297	27.2
Total operating revenue		1,553,890	100.0	1,374,270	100.0	179,620	13.1
Operating expenses:							
Purchased transportation		801,131	51.7	743,418	54.1	57,713	7.8
Salaries, wages and employee benefits		279,087	18.0	261,405	19.0	17,682	6.8
Operating leases		65,143	4.2	57,309	4.2	7,834	13.7
Depreciation and amortization		31,892	2.1	28,842	2.1	3,050	10.6
Insurance and claims		36,205	2.3	32,243	2.3	3,962	12.3
Fuel expense		11,589	0.7	8,752	0.6	2,837	32.4
Other operating expenses		117,875	7.6	102,980	7.5	14,895	14.5
Total operating expenses		1,342,922	86.4	1,234,949	89.9	107,973	8.7
Income from operations	$	210,968	13.6 %	$ 139,321	10.1 %	$ 71,647	51.4 %

[1] Network revenue is comprised of all revenue, including linehaul, pickup and/or delivery, and fuel surcharge revenue, excluding accessorial, Truckload and Final Mile revenue.

Expedited Freight Operating Statistics

		Year Ended		
		December 31, 2022	December 31, 2021	Percent Change
Business days		255	254	0.4 %
Tonnage [1,2]				
Total pounds		2,793,756	2,812,071	(0.7)
Pounds per day		10,956	11,071	(1.0)
Shipments [1,2]				
Total shipments		3,654	3,856	(5.2)
Shipments per day		14.3	15.2	(5.9)
Weight per shipment		764	729	4.8
Revenue per hundredweight [3]	$	34.23	$ 28.96	18.2
Revenue per hundredweight, ex fuel [3]	$	25.98	$ 24.06	8.0
Revenue per shipment [3]	$	261.68	$ 211.19	23.9
Revenue per shipment, ex fuel [3]	$	198.62	$ 175.48	13.2

[1] In thousands

[2] Excludes accessorial, Truckload and Final Mile products

[3] Includes intercompany revenue between the Network and Truckload revenue streams

Operating Revenues

Expedited Freight operating revenue increased $179,620, or 13.1%, to $1,553,890 for the year ended December 31, 2022 from $1,374,270 for the same period in 2021. The increase was driven by increased Network and Final Mile revenue. Network revenue increased due to an 8.0% increase revenue per hundredweight, partially offset by a 0.7% decrease in tonnage as compared to the prior year. Revenue per hundredweight excluding fuel increased to $25.98 in 2022 as compared to $24.06 in 2021. The increase in the revenue per hundredweight excluding fuel was driven by the execution of our revenue growth strategies, measured pricing initiatives, including our general rate increase, and strong demand for our services in the first half of 2022. The slight decrease in tonnage reflects an increase in weight per shipment of 4.8% on 5.2% fewer number of shipments. The increase in the weight per shipment was the result of more dense freight in our network primarily driven by our freight rationalization actions in the second half of 2021 to capture higher quality freight. Network fuel surcharge revenue increased $92,744, or 67.3%, as a result of the rise in the average price of fuel. Final Mile revenue increased $18,568 primarily due to strong demand for our services and new market expansions, while Truckload decreased $1,047 due to softening in the spot market in the second half of 2022. Other revenue, which includes warehousing and terminal handling, increased $19,297 due to targeted pricing initiatives, partially offset by the fewer number of shipments.

Purchased Transportation

Expedited Freight purchased transportation expense increased by $57,713, or 7.8%, to $801,131 for the year ended December 31, 2022 from $743,418 for the same period in 2021. As a percentage of segment operating revenue, Expedited Freight purchased transportation was 51.7% during the year ended December 31, 2022 compared to 54.1% for the same period in 2021.Expedited Freight purchased transportation includes Leased Capacity Providers, third-party motor carriers and transportation intermediaries, while expenses for Company-employed drivers are included in salaries, wages and employee benefits. The increase in purchased transportation expense was primarily due to higher rates for purchased miles in 2022 from Leased Capacity Providers, third-party motor carriers, and transportation intermediaries, partially offset by the change in the mix of freight capacity purchased from Leased Capacity Providers, third-party motor carriers, and transportation intermediaries for Network and Truckload. For the year ended December 31, 2022, 67.2%, 29.3% and 3.4% of our freight capacity was purchased from Leased Capacity Providers, third-party motor carriers, transportation intermediaries and Company-employed drivers, respectively for Network and Truckload. This compares to 62.3%, 34.0% and 3.7% in the same period in 2021.

Salaries, Wages, and Employee Benefits

Expedited Freight salaries, wages and employee benefits increased by $17,682, or 6.8%, to $279,087 for the year ended December 31, 2022 from $261,405 for the same period in 2021. Salaries, wages and employee benefits were 18.0% of Expedited Freight operating revenue for the year ended December 31, 2022 compared to 19.0% for the same period in 2021. The increase in salaries, wages and employee benefits expense was primarily due to the additional employees hired in response to the increased volumes in the first half of 2022, higher salaries and wages, and an increase in the reserve for incentive compensation as compared to the same period in 2021.

Operating Leases

Expedited Freight operating leases increased $7,834, or 13.7%, to $65,143 for the year ended December 31, 2022 from $57,309 for the same period in 2021. Operating leases were 4.2% of Expedited Freight operating revenue for both years ended December 31, 2022 and 2021. The increase in operating lease expense was primarily due to higher facility expense for the year ended December 31, 2022 as compared to the same period in 2021.

Depreciation and Amortization

Expedited Freight depreciation and amortization increased $3,050, or 10.6%, to $31,892 for the year ended December 31, 2022 from $28,842 for the same period in 2021. Depreciation and amortization expense as a percentage of Expedited Freight operating revenue was 2.1% for both the year ended December 31, 2022 and 2021. The increase in depreciation and amortization expense was primarily due to an increase in equipment depreciation for the year ended December 31, 2022 as compared to the same period in 2021.

Insurance and Claims

Expedited Freight insurance and claims expense increased $3,962, or 12.3%, to $36,205 for the year ended December 31, 2022 from $32,243 for the same period in 2021. Insurance and claims as a percentage of Expedited Freight operating revenue was 2.3% for both years ended December 31, 2022 and 2021. The increase in insurance and claims expense was primarily due to an increase in insurance premiums, vehicle liability claims and equipment repairs, partially offset by a decrease in cargo claims for the year ended December 31, 2022 as compared to the same period in 2021. See additional discussion over the consolidated change in self-insurance reserves in the "Other Operations" section below.

Fuel Expense

Expedited Freight fuel expense increased $2,837, or 32.4%, to $11,589 for the year ended December 31, 2022 from $8,752 for the same period in 2021. Fuel expense was 0.7% of Expedited Freight operating revenue for the year ended December 31, 2022 compared to 0.6% for the same period in 2021. Expedited Freight fuel expense increased primarily due to the rise in the average price of fuel during the year ended December 31, 2022.

Other Operating Expenses

Expedited Freight other operating expenses increased $14,895, or 14.5%, to $117,875 for the year ended December 31, 2022 from $102,980 for the same period in 2021. Other operating expenses were 7.6% of Expedited Freight operating revenue for the year ended December 31, 2022 compared to 7.5% for the same period in 2021. Other operating expenses include equipment maintenance, facility expenses, legal and professional fees, and other over-the-road costs. The increase in other operating expenses was primarily due to an increase in contract labor, professional fees, software license fees, recruiting costs, and travel and entertainment expenses for the year ended December 31, 2022 as compared to the same period in 2021.

Income from Operations

Expedited Freight income from operations increased by $71,647, or 51.4%, to $210,968 for the year ended December 31, 2022 compared to $139,321 for the same period in 2021. Expedited Freight income from operations was 13.6% of operating revenue for the year ended December 31, 2022, compared to 10.1% for the same period in 2021. The increase in income from operations as a percentage of operating revenue was driven by increased revenue per hundredweight excluding fuel combined with higher fuel surcharge revenue, partially offset by higher rates for purchased miles in 2022 from Leased Capacity Providers, third-party motor carriers, and transportation intermediaries for Network and Truckload.

Intermodal - Year Ended December 31, 2022 compared to Year Ended December 31, 2021

The following table sets forth our financial data of the Intermodal segment for the years ended December 31, 2022 and 2021 (unaudited and in thousands):

				Year Ended			
	December 31, 2022	Percent of Revenue	December 31, 2021	Percent of Revenue	Change	Percent Change
Operating revenue	$ 419,718	100.0 %	$ 289,214	100.0 %	$ 130,504	45.1 %
Operating expenses:						
Purchased transportation	105,656	25.1	90,575	31.3	15,081	16.7
Salaries, wages and employee benefits	73,406	17.5	65,599	22.7	7,807	11.9
Operating leases	31,950	7.6	22,218	7.7	9,732	43.8
Depreciation and amortization	15,393	3.7	10,647	3.7	4,746	44.6
Insurance and claims	9,087	2.2	9,850	3.4	(763)	(7.7)
Fuel expense	15,993	3.8	8,275	2.9	7,718	93.3
Other operating expenses	111,359	26.5	51,933	18.0	59,426	114.4
Total operating expenses	362,844	86.4	259,097	89.6	103,747	40.0
Income from operations	$ 56,874	13.6 %	$ 30,117	10.4 %	$ 26,757	88.8 %

Intermodal Operating Statistics

		Year Ended	
	December 31, 2022	December 31, 2021	Percent Change
Drayage shipments	347,066	369,601	(6.1)%
Drayage revenue per shipment	$ 1,064	$ 667	59.5 %

Operating Revenues

Intermodal operating revenue increased $130,504, or 45.1%, to $419,718 for the year ended December 31, 2022, from $289,214 for the same period in 2021. The increase in operating revenues was primarily attributable to a 59.5% increase in drayage revenue per shipment over the same period in 2021 and an increase in accessorial revenues, partially offset by a 6.1% decrease in drayage shipments as compared to the prior year. The increase in drayage revenue per shipment was driven by execution of our revenue growth strategies, measured pricing initiatives, and the contribution from the BarOle acquisition in November 2021 and the Edgmon acquisition in May 2022. Our accessorial revenue was elevated in 2022 as compared to the same period in 2021 in support of our customers and continued strong demand for our services. Fuel surcharge revenue increased $26,335 or 97.1%, as a result of the rise in the average price of fuel.

Purchased Transportation

Intermodal purchased transportation increased $15,081, or 16.7%, to $105,656 for the year ended December 31, 2022 from $90,575 for the same period in 2021. As a percentage of segment operating revenue, Intermodal purchased transportation was 25.1% for the year ended December 31, 2022, compared to 31.3% for the same period in 2021. Intermodal purchased transportation includes Leased Capacity Providers, third-party motor carriers, and transportation intermediaries, while expenses for Company-employed drivers are included in salaries, wages and employee benefits. The increase in purchased transportation expense was primarily due to higher rates in 2022 for Leased Capacity Providers, third-party motor carriers, and transportation intermediaries, partially offset by the change in the mix of freight capacity purchased from Leased Capacity Providers, third-party motor carriers, transportation intermediaries and Company-employed drivers.

Salaries, Wages, and Employee Benefits

Intermodal salaries, wages and employee benefits increased $7,807, or 11.9%, to $73,406 for the year ended December 31, 2022 from $65,599 for the same period in 2021. Salaries, wages and employee benefits were 17.5% of Intermodal operating revenue for the year ended December 31, 2022 compared to 22.7% for the same period in 2021. The increase in salaries, wages and employee benefits expense was primarily due to additional employees hired in connection with the BarOle and Edgmon acquisitions, higher salaries and wages, and an increase in the reserve for incentive compensation as compared to the same period in 2021.

Operating Leases

Intermodal operating leases increased $9,732, or 43.8%, to $31,950 for the year ended December 31, 2022, from $22,218 for the same period in 2021. Operating leases were 7.6% of Intermodal operating revenue for the year ended December 31, 2022, compared to 7.7% in the same period in 2021. The increase in operating leases expense was due to higher facility and equipment lease expense during the year ended December 31, 2022 as compared to the same period in 2021.

Depreciation and Amortization

Intermodal depreciation and amortization increased $4,746, or 44.6%, to $15,393 for the year ended December 31, 2022, from $10,647 for the same period in 2021. Depreciation and amortization expense as a percentage of Intermodal operating revenue was 3.7% for the year ended December 31, 2022, compared to 3.7% for the same period in 2021. The increase in depreciation and amortization expense was primarily due to the equipment and intangible assets acquired in connection with the BarOle and Edgmon acquisitions for year ended December 31, 2022 as compared to the same period in 2021.

Insurance and Claims

Intermodal insurance and claims expense decreased $763, or 7.7%, to $9,087 for the year ended December 31, 2022 from $9,850 for the same period in 2021. Insurance and claims were 2.2% of Intermodal operating revenue for the year ended December 31, 2022, compared to 3.4% for the same period in 2021. The decrease in insurance and claims expense was primarily due to the decrease in insurance premiums for the year ended December 31, 2022, as compared to the same period in 2021. See additional discussion over the consolidated change in self-insurance reserves in the "Other Operations" section below.

Fuel Expense

Intermodal fuel expense increased $7,718, or 93.3%, to $15,993 for the year ended December 31, 2022, from $8,275 for the same period in 2021. Fuel expense was 3.8% of Intermodal operating revenue for the year ended December 31, 2022, compared to 2.9% for the same period in 2021. Intermodal fuel expense increased due to the additional Company-employed drivers and the rise in the average price of fuel during the year ended December 31, 2022.

Other Operating Expenses

Intermodal other operating expenses increased $59,426, or 114.4%, to $111,359 for the year ended December 31, 2022, from $51,933 for the same period in 2021. Other operating expenses as a percentage of Intermodal revenue for the year ended December 31, 2022 were 26.5%, compared to 18.0% for the same period in 2021. Other operating expense include equipment maintenance, facility expenses, legal and professional fees, and accessorial storage costs. The increase in other operating expenses was primarily due to contract labor and accessorial storage costs incurred in support of the increased accessorial revenues for the year ended December 31, 2022 as compared to the same period in 2021.

Income from Operations

Intermodal income from operations increased by $26,757, or 88.8%, to $56,874 for the year ended December 31, 2022, compared to $30,117 for the same period in 2021. Income from operations as a percentage of Intermodal operating revenue was 13.6% for the year ended December 31, 2022, compared to 10.4% in the same period in 2021. The increase in income from operations as a percentage of operating revenue was primarily due to increased drayage revenue per shipment and accessorial revenues, partially offset by higher rates in 2022 for Leased Capacity Providers, third-party motor carriers, and transportation intermediaries.

Other operations - Year Ended December 31, 2022 compared to Year Ended December 31, 2021

Other operating activity included a $1,866 operating loss for the year ended December 31, 2022 compared to a $10,137 operating loss for the same period in 2021. The change in the operating loss was primarily due to a decrease in the reserves for group health insurance claims and professional fees, offset by an increase in self-insurance reserves for vehicle liability claims, a legal reserve, and a reserve for an incentive program established for certain employees in 2021. The increase in the self-insurance reserves for vehicle liability claims was due to the unfavorable loss development factor of historical claims. Professional fees related to cybersecurity and shareholder engagement activities in the amount of $6,955 were incurred during the year ended December 31, 2021. Similar professional fees were not incurred during the year ended December 31, 2022.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles ("GAAP"). The preparation of financial statements in accordance with GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates and assumptions are based on historical experience and changes in the business environment. However, actual results may differ from estimates under different conditions, sometimes materially. The significant accounting policies followed in the preparation of the financial statements are detailed in Note 1 of our Consolidated Financial Statements included in this Form 10-K.

Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and results and require management's most subjective judgments. We believe that our application of the policies discussed below involves significant levels of judgment, estimates and complexity. Due to the levels of judgment, complexity and period of time over which many of these items are resolved, actual results could differ from those estimated at the time of preparation of the financial statements. Adjustments to these estimates would impact our financial position and future results of operations.

Self-Insurance Loss Reserves

We provide for the estimated costs of self-insurance loss reserves, which includes vehicle liability, and workers' compensation claims; for both reported and for claims incurred but not reported. The amount of self-insurance loss reserves and loss adjustment expenses is determined based on an estimation process that requires us to make significant judgments and use information obtained from both our specific and industry data, as well as general economic information. We estimate our self-insurance loss exposure by evaluating the merits and circumstances surrounding individual known claims and through actuarial analysis to determine an estimate of probable losses on claims incurred but not reported. If the events underlying the claims have occurred as of the balance sheet date, then losses are recognized immediately. Historically, we have experienced both favorable and unfavorable development of claim estimates.

 The estimation process for self-insurance loss exposure requires management to make significant judgments and continuously monitor and evaluate the life cycle of claims. Using data obtained from this monitoring and our assumptions about the emerging trends, management develops an estimate of ultimate claims based on its historical experience and other available market information. The most significant assumptions used in the estimation process include determining the trend in loss costs, the expected consistency in the frequency and severity of claims incurred but not yet reported, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. We utilize quarterly actuarial analyses to evaluate open claims and estimate the ongoing development exposure. The actual cost to settle our self-funded claim liabilities can differ from our reserve estimates because of a number of uncertainties, including the inherent difficulty in estimating the severity of a claim and the potential amount to defend and settle a claim.

 As of December 31, 2022 and 2021, we recorded self-insurance loss reserves of $68,654 and $65,649, respectively, inclusive of reserves in excess of the self-insured retention limit that are expected to be reimbursed from insurance carriers. Additionally, we recognized a receivable for insurance proceeds and a corresponding claims payable for vehicle liability and workers' compensation claims in excess of the self-insured retention limit in the amount of $29,087 and $28,667 as of December 31, 2022 and 2021, respectively.

Business Combinations and Goodwill

Acquisitions are accounted for using the purchase method. Upon the acquisition of a business, the fair value of the assets acquired and liabilities assumed are estimated. This requires judgments regarding the identification of acquired assets and liabilities assumed, some of which may not have been previously recorded by the acquired business, as well as judgments regarding the valuation of all identified acquired assets and assumed liabilities. The assets acquired and liabilities assumed are determined by understanding the operations, interviewing management and reviewing the financial and contractual information of the acquired business. Consideration is typically paid in the form of cash paid at closing while contingent consideration is paid upon the satisfaction of a future obligation. If contingent consideration is included in the purchase price, then the consideration is valued as of the acquisition date.

Once the acquired assets and assumed liabilities are identified, the fair value of the assets and liabilities are estimated using a variety of approaches that require significant judgments. For example, intangible assets are typically valued using a discounted cash flow ("DCF") analysis, which requires estimates of the future cash flows attributable to the intangible asset. A DCF analysis also requires judgments regarding the selection of discount rates to reflect the risks inherent in the projected cash flows, the determination of terminal growth rates, and the useful life and pattern of use of the underlying intangible asset. The valuation of acquired property, and equipment requires judgments about current market values, replacement costs, the physical and functional obsolescence of the assets and their remaining useful lives. A failure to appropriately assign a fair value to acquired assets and assumed liabilities could significantly impact the amount and timing of future depreciation and amortization expense, as well as significantly overstate or understate assets or liabilities.

Goodwill is recorded at cost based on the excess of purchase price over the estimated fair value of net assets acquired. Goodwill is not amortized but rather evaluated annually or more frequently if circumstances indicate possible impairment, as of June 30 for impairment using a qualitative assessment or quantitative one-step assessment. Examples of such events or circumstance that could indicate a possible impairment may include a significant change in business climate or a loss of significant customers. Intangible assets are amortized over their estimated useful lives.

Liquidity and Capital Resources

For discussion of our Liquidity and Capital Resources for the fiscal year ended December 31, 2021 compared to the fiscal year ended December 31, 2020, refer to Part I, Item 7 of our annual report on form 10-K filed with SEC on March 1,2022.

We have historically financed our working capital needs, including capital expenditures, with available cash, cash flows from operations and borrowings under our credit facility. We believe that borrowings under our credit facility, together with available cash and internally generated funds, will be sufficient to support our working capital, capital expenditures and debt service requirements for the foreseeable future. In 2022, we completed multiple business acquisitions. See Note 3, *Acquisitions*, in the Notes to Consolidated Financial Statements for further discussion on this topic. We used cash from operations to finance these transactions and to provide any necessary liquidity for current and future operations. In addition, we frequently utilize operating leases to acquire revenue equipment.

To further support liquidity and cash reserves, in December 2021, we entered into a third amendment to our credit facility, which increased the amount available for borrowing to $450,000, consisting of a $300,000 revolving line of credit and a term loan of $150,000. The amendment establishes annual mandatory repayment of the principal amount of the term loan of: 1.0% per annum in 2022 and 2023; 2.5% per annum in 2024 and 2025; 5.0% per annum in 2026; with the remaining unpaid principal being due on July 20, 2026. As of December 31, 2022, we were in compliance with our financial covenants contained in the credit facility and expect to maintain such compliance. In the event that we encounter difficulties, our historical relationships with our lenders has been strong and we anticipate their continued long-term support of our business. Refer to Note 4, *Indebtedness,* to our Consolidated Financial Statements for additional information regarding our credit facility.

Cash Flows

Year Ended December 31, 2022 Cash Flows compared to December 31, 2021 Cash Flows

Continuing Operations

Net cash provided by operating activities of continuing operations was $259,090 for the year ended December 31, 2022 compared to $124,896 for the year ended December 31, 2021. The increase in net cash provided by operating activities of continuing operations was primarily due to the increase in net income from continuing operations after consideration of non-cash items, and the change in accounts receivable. The accounts receivable balance changed due to the increase in operating revenues in 2022, partially offset by a higher amount of cash collected in 2022.

Net cash used in investing activities of continuing operations was $104,462 for the year ended December 31, 2022 compared to $96,332 during the year ended December 31, 2021. Capital expenditures for the year ended December 31, 2022 were $40,729, which primarily related to the purchase of technology and operating equipment, and the investment in the expansion of our national hub in Columbus, Ohio. Capital expenditures for the year ended December 31, 2021 were $39,109, which primarily related to the investment in the expansion of our national hub in Columbus, Ohio and the purchase of equipment. Investing activities of continuing operations for the year ended December 31, 2022 included the acquisition of Edgmon for a preliminary purchase price of $40,433 and Chickasaw Container Services, Inc. for a preliminary purchase price of $25,733, while investing activities for the year ended December 31, 2021 included the acquisition of Proficient Transport for $16,339, J&P for $7,669 and BarOle for $35,436.

Net cash used in financing activities of continuing operations was $146,122 for the year ended December 31, 2022 compared to $31,502 for the year ended December 31, 2021. The change in the net cash used in financing activities of continuing operations was primarily due to the net proceeds received from credit facility in 2021 and the payments made on the credit facility in 2022. For the year ended December 31, 2021, net proceeds from the credit facility were $45,000 as compared to the year ended December 31, 2022 payments on the credit facility of $49,000. In addition, the change in the net cash used in financing activities of operations was due to increased repurchases and retirement of common stock.

Discontinued Operation

Net cash used in discontinued operating activities was $— for the year ended December 31, 2022 compared to $4,635 for the year ended December 31, 2021. The change in net cash used in operating activities of discontinued operation was primarily related to a decrease in net income of discontinued operation after consideration of non-cash items. The sale of Pool was completed on February 12, 2021.

Net cash provided by discontinued investing activities was $— for the year ended December 31, 2022 compared to net cash used in discontinued investing activities was $8,020 during the year ended December 31, 2021. The change in net cash provided by discontinued investing activities was due to the proceeds received from the sale of the Pool business in 2021. The sale of Pool was completed on February 12, 2021.

Net cash used in financing activities of discontinued operation was $— for the year ended December 31, 2022 compared to $3,385 for the year ended December 31, 2021. The change in the net cash used in financing activities of discontinued operation was due to decreased contributions to the parent. The sale of Pool was completed on February 12, 2021.

Share Repurchase Program

During the year ended December 31, 2022 and 2021, we repurchased 600 and 535 shares of our common stock, respectively, for approximately $62,771 and $48,989, respectively, through open market transactions. All shares received were retired upon receipt, and the excess of the purchase price over par value per share was recorded to "Retained Earnings" in our Consolidated Balance Sheets.

Item 7A.   **Quantitative and Qualitative Disclosures About Market Risk**

Our exposure to market risk relates principally to changes in interest rates and fuel prices. Our interest expense is, in part, sensitive to the general level of interest rates. Borrowings outstanding under our credit facility was approximately $108,500 as of December 31, 2022 and bears interest at variable rates. A hypothetical increase in our credit facility borrowing rate of 150 basis points would increase our annual interest expense by approximately $2,157 and would have decreased our annual cash flow from operations by approximately $2,157.

Our finance lease obligations were $23,794 as of December 31, 2022. These finance lease obligations bear interest at a fixed rate. Accordingly, there is no exposure to market risk related to these obligations.

We are exposed to the effects of changes in the price and availability of fuel, as more fully discussed in Item 1A, "Risk Factors" - under the title "*Volatility in fuel prices, shortages of fuel or the ineffectiveness of our fuel surcharge program could have a material adverse effect on our results of operations and profitability.*"

Item 8.   **Financial Statements and Supplementary Data**

The response to this item is submitted as a separate section of this report.

Item 9.   **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A.   **Controls and Procedures**

Disclosure Controls and Procedures

Our management, including our principal executive and principal financial officers, has evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2022. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be disclosed in this annual report on Form 10-K has been appropriately recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive and principal financial officers, to allow timely decisions regarding required disclosure. Based on that evaluation, our principal executive and principal financial officers have concluded that our disclosure controls and procedures are effective at the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance to management and the Board of Directors regarding the preparation and fair presentation of financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2022. In making this assessment, management used the framework set forth by the Committee on Sponsoring Organizations of the Treadway Commission in *Internal Control — Integrated Framework* ("2013 Framework"). Based on our assessment, we have concluded, as of December 31, 2022, that our internal control over financial reporting was effective based on those criteria.

Ernst & Young LLP, the independent registered public accounting firm that audited the Company's consolidated financial statements for the year ended December 31, 2022, has issued an attestation report on the Company's internal control over financial reporting.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2022, we implemented a new enterprise resource planning ("ERP") system that replaced legacy systems in which our financial transactions were processed and recorded. The new ERP system is a significant component of our disclosure controls and procedures. As a result of this implementation, we modified certain existing internal controls over financial reporting and will continue to evaluate the operating effectiveness of related controls in subsequent periods. Except for the implementation of the new ERP system, there were no changes in our internal control over financial reporting identified in connection with the evaluation described above that occurred during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Forward Air Corporation

Opinion on Internal Control over Financial Reporting

We have audited Forward Air Corporation's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Forward Air Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "financial statements") and our report dated March 1, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Atlanta, GA
March 1, 2023

Item 9B.   **Other Information**

Not applicable.

Item 9C.   **Disclosure Regarding Foreign Jurisdictions that Prevent Inspections**

Not applicable


Part III


Item 10.   **Directors, Executive Officers and Corporate Governance**

Information required by this item is incorporated herein by reference to our proxy statement for the 2023 Annual Meeting of Shareholders (the "2023 Proxy Statement"). The 2023 Proxy Statement will be filed with the SEC not later than 120 days subsequent to December 31, 2022.

Item 11.   **Executive Compensation**

The information required by this item is incorporated herein by reference to the 2023 Proxy Statement.

Item 12.   **Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters**

The information required by this item is incorporated herein by reference to the 2023 Proxy Statement.

Item 13.   **Certain Relationships and Related Transactions, and Director Independence**

The information required by this item is incorporated herein by reference to the 2023 Proxy Statement.

Item 14.   **Principal Accounting Fees and Services**

The information required by this item is incorporated herein by reference to the 2023 Proxy Statement.


Part IV


Item 15.   **Exhibits, Financial Statement Schedules**

(a)(1) and (2)   List of Financial Statements and Financial Statement Schedules.

The response to this portion of Item 15 is submitted as a separate section of this report.

(a)(3)   List of Exhibits.

The response to this portion of Item 15 is submitted as a separate section of this report.

(b)   Exhibits.

The response to this portion of Item 15 is submitted as a separate section of this report.

(c)   Financial Statement Schedules.

The response to this portion of Item 15 is submitted as a separate section of this report.

No.		Exhibit
3.1		Restated Charter of the registrant (incorporated herein by reference to Exhibit 3 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 28, 1999 (File No. 0-22490))
3.2		Amended and Restated Bylaws of the registrant
4.1		Form of Forward Air Corporation Common Stock Certificate (incorporated herein by reference to Exhibit 4.1 to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1998 filed with the Securities and Exchange Commission on November 16, 1998 (File No. 0-22490))
4.2		Description of Capital Stock
10.1	*	Forward Air Corporation 2005 Employee Stock Purchase Plan (incorporated herein by reference to the registrant's Proxy Statement filed with the Securities and Exchange Commission on April 20, 2005 (File No. 0-22490))
10.2		Air Carrier Certificate, effective August 28, 2003 (incorporated herein by reference to Exhibit 10.5 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2003 filed with the Securities and Exchange Commission on March 11, 2004 (File No. 0-22490))
10.3		Form of Director Indemnification Agreement (incorporated herein by reference to Exhibit 10.4 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2017 filed with the Securities and Exchange Commission on February 23, 2018 (File No. 0-22490))
10.4	*	Form of Non-Qualified Stock Option Agreement under the registrant's Amended and Restated Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 10.16 to the registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010 filed with the Securities and Exchange Commission on February 24, 2011 (File No. 0-22490))
10.5	*	Forward Air Corporation Amended and Restated Stock Option and Incentive Plan, as further amended and restated on February 7, 2013 (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 13, 2013 (File No. 0-22490))
10.6		First Amendment to the Forward Air Corporation Amended and Restated Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2016, filed with the Securities and Exchange Commission on April 27, 2016 (File No. 0-22490))
10.7	*	Form of Nonqualified Stock Option Agreement under the registrant's Amended and Restated Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 12, 2016 (File No. 0-22490))
10.8	*	Form of CEO Nonqualified Stock Option Agreement under the registrant's Amended and Restated Stock Option and Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 12, 2016 (File No. 0-22490))
10.9	*	Form of Non-Employee Director Restricted Stock Units Agreement under the registrant's Amended and Restated Non-Employee Director Stock Plan (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2016 (File No. 0-22490))
10.10	*	Form of Non-Employee Director Restricted Stock Agreement under the registrant's Amended and Restated Non-Employee Director Stock Plan (incorporated herein by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 10, 2016 (File No. 0-22490))
10.11	*	Form of Employee Restricted Share Agreement under the registrant's 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016 filed with the Securities and Exchange Commission on July 27, 2016))
10.12	*	Form of CEO Nonqualified Stock Option Agreement under the registrant's 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.41 to the registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2017)
10.13	*	Form of Nonqualified Stock Option Agreement under the registrant's 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.44 to the registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2017)
10.14	*	Form of Performance Share Agreement under the registrant's 2016 Omnibus Compensation Plan (incorporated herein by reference to Exhibit 10.45 to the registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 22, 2017)
10.15	*	Form of Notice of Grant of Performance Shares under the registrant's 2016 Omnibus Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 27, 2017)
10.16	*	Forward Air Corporation 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 27, 2017 (File No. 0-22490))

10.17	*	Amended and Restated Non-Employee Director Stock Plan (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 27, 2017 (File No. 02-22490))
10.18		Credit Agreement dated September 29, 2017 among Forward Air Corporation and Forward Air, Inc., as the borrowers, the subsidiaries of the borrowers identified therein as the guarantors, Bank of America, N.A., U.S. Bank National Association and the other lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 3, 2017)
10.18A		First Amendment dated April 16, 2020 to Credit Agreement dated September 29, 2017 by and among Forward Air Corporation and Forward Air, Inc., as borrowers, certain subsidiaries of the borrowers as guarantors, Bank of America, N.A., as administrative agent and lender, U.S. Bank National Association, as lender, and the other lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 1, 2020)
10.18B		Second Amendment dated July 20, 2021 to Credit Agreement dated September 29, 2017 by and among Forward Air Corporation and Forward Air, Inc., as borrowers, certain subsidiaries of the borrowers as guarantors, Bank of America, N.A., as administrative agent and lender, U.S. Bank National Association, as lender and the other lenders part thereto (incorporated herein by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2021)
10.18C		Third Amendment, dated December 29, 2021, to the Credit Agreement dated September 29, 2017 by and among Forward Air Corporation and Forward Air, Inc., as borrowers, certain subsidiaries of the borrowers as guarantors, Bank of America, N.A., as administrative agent and lender, U.S. Bank National Association, as lender and the other lenders part thereto (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 5, 2022)
10.19	*	Form of CEO Nonqualified Stock Option Agreement under the registrant's 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 26, 2018)
10.20	*	Form of CEO Performance Share Agreement under the registrant's 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.5 to the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 26, 2018)
10.21	*	Form of CEO Restricted Stock Agreement under the registrant's 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.6 to the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 26, 2018)
10.22	*	Employment Agreement, dated June 6, 2018, between Forward Air Corporation and Thomas Schmitt (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 12, 2018)
10.23	*	Restrictive Covenants Agreement, dated June 6, 2018, between Forward Air Corporation and Thomas Schmitt (incorporated herein by reference to Exhibit 10.2 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 12, 2018)
10.24	*	Waiver and Acknowledgment, dated June 11, 2018 between Forward Air Corporation and Bruce Campbell (incorporated herein by reference to Exhibit 10.3 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 12, 2018)
10.25		Consulting Agreement effective May 7, 2019, between Forward Air Corporation and Bruce A. Campbell (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 25, 2019)
10.26		Form of Performance Share Agreement (Total Shareholder Return) under the registrant's 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.3 to the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 25, 2019)
10.27		Form of Performance Share Agreement (EBITDA per Share) under the registrant's 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 25, 2019)
10.28	*	Scott E. Schara Offer Letter, dated as of July 23, 2020 (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 27, 2020)
10.29	*	Amended and Restated Consulting Agreement effective July 28, 2020, between Forward Air Corporation and Matthew J. Jewell (incorporated herein by reference to Exhibit 10.2 to the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 31, 2020)
10.3		Advisory Agreement effective April 5, 2021, between Forward Air Corporation and Michael J. Morris (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 4, 2021)
10.31		Amendment No. 1 dated October 29, 2021 to Advisory Agreement, dated October 29, 2021, between Forward Air Corporation and Michael J. Morris (incorporated herein by reference to Exhibit 10.4 to the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2021)

10.32		Rebecca J. Garbrick Offer Letter dated as of June 21, 2021 (incorporated herein by reference to Exhibit 10.1 to the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 25, 2021 (File No. 0-22490))
10.33		Form of CEO Nonqualified Stock Option Agreement under the registrant's 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.35 to the registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022)
10.34		Form of Non-Qualified Stock Option Agreement under the registrant's 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.36 to the registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022)
10.35		Form of Performance Share Agreement (Total Shareholder Return) under the registrant's 2016 Omnibus Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.37 to the registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022)
10.36	*	Forward Air Corporation Executive Severance and Change in Control Plan Amended and Restated, effective as of October 25, 2021 (incorporated herein by reference to Exhibit 10.38 to the registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2022)
10.37		Separation and General Release Agreement between Scott E. Schara and Forward Air Corporation (incorporated herein by reference to Exhibit 10.1 to the registrant's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2022 filed with the Securities and Exchange Commission on May 09, 2022)
21.1		Subsidiaries of the registrant
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
31.1		Certification of Chief Executive Officer Pursuant to Exchange Act Rule 13a-14(a) (17 CFR 240.13a-14(a))
31.2		Certification of Chief Financial Officer Pursuant to Exchange Act Rule 13a-14(a) (17 CFR 240.13a-14(a))
32.1		Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2		Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS		The instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH		XBRL Taxonomy Extension Schema
101.CAL		XBRL Taxonomy Extension Calculation Linkbase
101.DEF		XBRL Taxonomy Extension Definition Linkbase
101.LAB		XBRL Taxonomy Extension Label Linkbase
101.PRE		XBRL Taxonomy Extension Presentation Linkbase
104		Cover Page Interactive File (formatted in Inline XBRL and contained in Exhibit 101).

*Denotes a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

		Forward Air Corporation
Date:	March 1, 2023	By: /s/ Rebecca J. Garbrick
		Rebecca J. Garbrick
		Chief Financial Officer and Treasurer
		(Principal Financial Officer and Duly Authorized Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas Schmitt Thomas Schmitt	Chairman, President and Chief Executive Officer (Principal Executive Officer)	March 1, 2023
/s/ Rebecca J. Garbrick Rebecca J. Garbrick	Chief Financial Officer and Treasurer (Principal Financial Officer)	March 1, 2023
/s/ R. Craig Carlock R. Craig Carlock	Lead Director	March 1, 2023
/s/ Ronald W. Allen Ronald W. Allen	Director	March 1, 2023
/s/ Ana B. Amicarella Ana B. Amicarella	Director	March 1, 2023
/s/ Valerie A. Bonebrake Valerie A. Bonebrake	Director	March 1, 2023
/s/ C. Robert Campbell C. Robert Campbell	Director	March 1, 2023
/s/ George Mayes George Mayes	Director	March 1, 2023
/s/ G. Michael Lynch G. Michael Lynch	Director	March 1, 2023
/s/ Laurie A. Tucker Laurie A. Tucker	Director	March 1, 2023
/s/ Chitra Nayak Chitra Nayak	Director	March 1, 2023
/s/ Scott Niswonger Scott Niswonger	Director	March 1, 2023
/s/ Javier Polit Javier Polit	Director	March 1, 2023
/s/ Richard Roberts Richard Roberts	Director	March 1, 2023

Annual Report on Form 10-K

Item 8, Item 15(a)(1) and (2), (a)(3), (b) and (c)

List of Financial Statements and Financial Statement Schedule

Financial Statements and Supplementary Data

Certain Exhibits

Financial Statement Schedule

Year Ended December 31, 2022

Forward Air Corporation

Greeneville, Tennessee

Forward Air Corporation

Form 10-K — Item 8 and Item 15(a)(1) and (2)

Index to Financial Statements and Financial Statement Schedule

The following consolidated financial statements of Forward Air Corporation are included as a separate section of this report:

The following financial statement schedule of Forward Air Corporation is included as a separate section of this report.

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Forward Air Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Forward Air Corporation (the Company) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedule listed in the Index at Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 1, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Self-Insurance Loss Reserves

Description of the Matter

The liability for self-insurance loss reserves totaled $68.7 million at December 31, 2022 which includes self-insurance reserves for vehicle liability claims. The long-term portion of this liability was included in "Other long-term liabilities," and the remainder was included in "Insurance and claims accruals" on the Company's Consolidated Balance Sheet. As more fully described in Note 1 to the consolidated financial statements, the self-insurance reserves include estimates for both known claims and future claims development and are based on company-specific and industry data, as well as general economic information.

Auditing the Company's self-insurance reserves for vehicle liability claims was complex, highly subjective and required significant judgment due to the actuarial techniques and significant assumptions used. The Company utilizes actuarial analyses to evaluate open claims and estimate the ongoing development exposure. The most significant assumptions used in the estimation process include determining the trend in loss costs, the expected consistency in the frequency and severity of claims incurred but not yet reported, changes in the timing of the reporting of losses from the loss date to the notification date, and the expected costs to settle unpaid claims.

How We Addressed the Matter in Our Audit

We tested internal controls over management's review of the completeness and accuracy of data inputs used in the actuarial analysis and review of the actuarial assumptions and reserve calculations.

To test the self-insurance loss reserves for vehicle liability claims, our audit procedures included, among others, evaluating the methodologies used and the significant actuarial assumptions discussed above, as well as performing substantive procedures over underlying data and calculations used in the analyses. We tested claims data by agreeing the data to supporting source documentation and payment information. We evaluated whether changes to the reserves for known claims were being recognized timely based on the underlying available data and current estimates. We involved actuarial specialists to assist in our evaluation of the actuarial methodologies used as well as to independently calculate a range of reserve estimates for comparison to the recorded reserves.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 1991

Atlanta, GA
March 1, 2023

Forward Air Corporation
Consolidated Balance Sheets
(In thousands, except share data)

		December 31, 2022		December 31, 2021
Assets				
Current assets:				
Cash and cash equivalents	$	45,822	$	37,316
Accounts receivable, less allowance of $3,158 in 2022 and $3,260 in 2021		221,028		208,085
Other receivables, less allowance of $— in 2022 and $— in 2021		—		8,097
Prepaid expenses		24,774		22,283
Other current assets		12,691		7,026
Total current assets		304,315		282,807
Property and equipment, net of accumulated depreciation and amortization of $220,669 in 2022 and $200,867 in 2021		249,080		219,095
Operating lease right-of-use assets		141,865		148,198
Goodwill		306,184		266,752
Other acquired intangibles, net of accumulated amortization of $123,325 in 2022 and $107,337 in 2021		154,801		154,717
Other assets		51,831		46,254
Total assets	$	1,208,076	$	1,117,823
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable	$	54,601	$	44,837
Accrued expenses		54,291		61,621
Other current liabilities		3,956		4,614
Current portion of debt and finance lease obligations		9,444		6,088
Current portion of operating lease liabilities		47,106		47,532
Total current liabilities		169,398		164,692
Finance lease obligations, less current portion		15,844		9,571
Long-term debt, less current portion and debt issuance costs		106,588		155,466
Operating lease liabilities, less current portion		98,865		101,409
Other long-term liabilities		59,044		49,624
Deferred income taxes		51,093		43,407
Shareholders' equity:				
Preferred stock, $0.01 par value: Authorized shares - 5,000,000; no shares issued or outstanding in 2022 and 2021		—		—
Common stock, $0.01 par value: Authorized shares - 50,000,000; issued and outstanding shares - 26,461,293 in 2022 and 26,968,788 in 2021		265		270
Additional paid-in capital		270,855		258,474
Retained earnings		436,124		334,910
Total shareholders' equity		707,244		593,654
Total liabilities and shareholders' equity	$	1,208,076	$	1,117,823

The accompanying notes are an integral part of the consolidated financial statements.

Forward Air Corporation
Consolidated Statements of Comprehensive Income
(In thousands, except per share data)

		Year Ended	
	December 31, 2022	December 31, 2021	December 31, 2020
Operating revenue	$ 1,973,403	$ 1,662,427	$ 1,269,573
Operating expenses:			
Purchased transportation	906,549	833,075	650,664
Salaries, wages and employee benefits	347,970	327,814	270,785
Operating leases	97,094	79,633	69,720
Depreciation and amortization	47,386	39,552	37,125
Insurance and claims	49,759	42,186	34,912
Fuel expense	27,583	17,027	12,166
Other operating expenses	231,086	163,839	120,277
Total operating expenses	1,707,427	1,503,126	1,195,649
Income from continuing operations	265,976	159,301	73,924
Other expense:			
Interest expense, net	(5,138)	(4,338)	(4,561)
Other, net	—	—	(3)
Total other expense	(5,138)	(4,338)	(4,564)
Income before income taxes	260,838	154,963	69,360
Income tax expense	67,647	38,872	16,593
Net income from continuing operations	193,191	116,091	52,767
(Loss) income from discontinued operation, net of tax	—	(10,232)	(29,034)
Net income and comprehensive income	$ 193,191	$ 105,859	$ 23,733
Basic net income per share:			
Continuing operations	$ 7.17	$ 4.25	$ 1.90
Discontinued operation	—	(0.37)	(1.05)
Net income per basic share [1]	$ 7.17	$ 3.87	$ 0.84
Diluted net income per share:			
Continuing operations	$ 7.14	$ 4.22	$ 1.89
Discontinued operation	—	(0.37)	(1.05)
Net income per diluted share	$ 7.14	$ 3.85	$ 0.84
Dividends per share:	$ 0.96	$ 0.84	$ 0.75

[1] Rounding may impact summation of amounts.

The accompanying notes are an integral part of the consolidated financial statements.

Forward Air Corporation
Consolidated Statements of Shareholders' Equity
(In thousands)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount			
Balance at December 31, 2019	27,850	$ 279	$ 226,869	$ 350,034	$ 577,182
Net income	—	—	—	23,733	23,733
Stock options exercised	89	1	4,236	—	4,237
Common stock issued under employee stock purchase plan	15	—	664	—	664
Share-based compensation expense	—	—	11,138	—	11,138
Payment of dividends to shareholders	—	—	10	(20,879)	(20,869)
Payment of minimum tax withholdings on share-based awards	(59)	—	—	(3,508)	(3,508)
Repurchases and retirement of common stock	(787)	(8)	—	(45,240)	(45,248)
Issuance of share-based awards	208	1	(1)	—	—
Balance at December 31, 2020	27,316	$ 273	$ 242,916	$ 304,140	$ 547,329
Net income	—	—	—	105,859	105,859
Stock options exercised	69	1	3,705	—	3,706
Common stock issued under employee stock purchase plan	12	—	911	—	911
Share-based compensation expense	—	—	10,929	—	10,929
Payment of dividends to shareholders	—	—	14	(22,990)	(22,976)
Payment of minimum tax withholdings on share-based awards	(39)	—	—	(3,115)	(3,115)
Repurchases and retirement of common stock	(535)	(5)	—	(48,984)	(48,989)
Issuance of share-based awards	146	1	(1)	—	—
Balance at December 31, 2021	26,969	$ 270	$ 258,474	$ 334,910	$ 593,654
Net income	—	—	—	193,191	193,191
Stock options exercised	3	—	206	—	206
Common stock issued under employee stock purchase plan	10	—	783	—	783
Share-based compensation expense	—	—	11,376	—	11,376
Payment of dividends to shareholders	—	—	17	(25,882)	(25,865)
Payment of minimum tax withholdings on share-based awards	(31)	—	—	(3,330)	(3,330)
Repurchases and retirement of common stock	(600)	(6)	—	(62,765)	(62,771)
Issuance of share-based awards	111	1	(1)	—	—
Balance at December 31, 2022	26,462	$ 265	$ 270,855	$ 436,124	$ 707,244

The accompanying notes are an integral part of the consolidated financial statements.

Forward Air Corporation
Consolidated Statements of Cash Flows
(In thousands)

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Operating activities:			
Net income from continuing operations	$ 193,191	$ 116,091	$ 52,767
Adjustments to reconcile net income of continuing operations to net cash provided by operating activities of continuing operations:			
Depreciation and amortization	47,386	39,552	37,125
Change in fair value of earn-out liability	(294)	(496)	379
Share-based compensation expense	11,376	10,913	11,033
Provision for revenue adjustments	11,347	7,943	4,751
Deferred income tax expense	7,686	1,421	772
Other	(202)	1,076	587
Changes in operating assets and liabilities, net of effects from the purchase of acquired companies:			
Accounts receivable	(19,128)	(52,684)	(25,739)
Other receivables	8,097	(8,097)	—
Other current and noncurrent assets	(12,943)	(8,002)	(9,424)
Accounts payable, accrued expenses and other long-term liabilities	12,574	17,179	23,854
Net cash provided by operating activities of continuing operations	259,090	124,896	96,105
Investing activities:			
Proceeds from sale of property and equipment	2,372	2,643	2,413
Purchases of property and equipment	(40,729)	(39,109)	(20,268)
Purchase of businesses, net of cash acquired	(66,105)	(59,866)	(63,651)
Net cash used in investing activities of continuing operations	(104,462)	(96,332)	(81,506)
Financing activities:			
Proceeds from credit facility	—	195,000	65,000
Payments on credit facility	(49,000)	(150,000)	(20,000)
Repayments of finance lease obligations	(6,054)	(2,423)	(1,446)
Payment of debt issuance costs	—	(482)	—
Proceeds from issuance of common stock upon stock option exercises	206	3,706	4,237
Payment of earn-out liability	(91)	(6,519)	(5,284)
Payments of dividends to shareholders	(25,865)	(22,976)	(20,869)
Repurchases and retirement of common stock	(62,771)	(48,989)	(45,248)
Proceeds from common stock issued under employee stock purchase plan	783	911	664
Payment of minimum tax withholdings on share-based awards	(3,330)	(3,115)	(3,508)
Contributions from subsidiary held for sale	—	3,385	(12,640)
Net cash used in financing activities of continuing operations	(146,122)	(31,502)	(39,094)
Net increase (decrease) in cash and cash equivalents of continuing operations	8,506	(2,938)	(24,495)
Cash from discontinued operation:			
Net cash used in operating activities of discontinued operation	—	(4,635)	(11,439)
Net cash provided by (used in) investing activities of discontinued operation	—	8,020	(1,201)
Net cash (used in) provided by financing activities of discontinued operation	—	(3,385)	12,640
Net increase (decrease) in cash and cash equivalents	8,506	(2,938)	(24,495)
Cash and cash equivalents at beginning of period of continuing operations	37,316	40,254	64,749
Cash at beginning of period of discontinued operation	—	—	—
Net increase (decrease) in cash and cash equivalents	8,506	(2,938)	(24,495)
Less: cash at end of period of discontinued operation	—	—	—
Cash and cash equivalents at end of period of continuing operations	$ 45,822	$ 37,316	$ 40,254

The accompanying notes are an integral part of the consolidated financial statements

(In thousands, except per share data)

1. Operations and Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

Forward Air Corporation and its subsidiaries ("Forward Air" or the "Company") is a leading asset-light freight and logistics company. The Company has two reportable segments: Expedited Freight and Intermodal. The Company conducts business in the United States, Canada, and Mexico.

The Expedited Freight segment provides expedited regional, inter-regional and national less-than-truckload ("LTL"), truckload and final mile services. Expedited Freight also offers customers local pick-up and delivery and other services including shipment consolidation and deconsolidation, warehousing, customs brokerage and other handling services.

The Intermodal segment provides first- and last-mile high value intermodal container drayage services both to and from seaports and railheads. Intermodal also offers dedicated contract and container freight station ("CFS") warehouse and handling services.

The Company's consolidated financial statements include Forward Air Corporation and its wholly-owned subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

On April 23, 2020, the Board of Directors (the "Board") of the Company approved a strategy to divest of the Pool Distribution business ("Pool"), and the sale of Pool was completed on February 12, 2021. Pool provided high-frequency handling and distribution of time sensitive products to numerous destinations within a specific geographic region. As a result of the strategy to divest of Pool, the results of operations for Pool were presented as a discontinued operation in the Consolidated Statements of Comprehensive Income for the prior periods. Unless otherwise noted, amounts, percentages and discussion for all periods reflect the results of operations, financial condition and cash flows from the Company's continuing operations. Refer to Note 2, *Discontinued Operation and Held for Sale,* for further discussion.

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and expenses during the reporting period. Actual results could differ from those estimates. Certain prior period amounts have been reclassified to conform to the current period presentation.

Cash and Cash Equivalents

Cash as of December 31, 2022 and 2021 of $30,743 and $22,308, respectively, consisted of cash on hand and bank deposits. Cash equivalents as of December 31, 2022 and 2021 of $15,079 and $15,008, respectively, consisted of money market deposits. The Company considers all investments with an original maturity of three months or less to be cash and cash equivalents.

Allowance for Doubtful Accounts and Revenue Adjustments

The Company has a broad range of customers, including freight forwarders, third-party logistics ("3PL") companies, passenger and cargo airlines, steamship lines, and retailers, located across a diverse geography. In circumstances in which the Company is aware of a specific customer's inability to meet its financial obligations to the Company, the Company records a specific reserve in order to reduce the net recognized accounts receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes a general reserve based on a percentage of revenue to ensure accounts receivables are properly recorded at the net amount expected to be collected. The Company sets the general reserve based on historical collection experience combined with forecasts about any expected changes to the collection experience. If circumstances change, expected recoverability of amounts due to the Company may change by a material amount. Accounts are written off after all means of collection, including legal action, have been exhausted.

(In thousands, except per share data)

The Company records an allowance for revenue adjustments as result of future billing rate changes. Adjustments arise: (a) when small rate changes ("spot quotes") are granted to customers that differ from the standard rates in the billing system; (b) when freight requires dimensionalization or is reweighed which results in a different rate; (3) when billing errors occur; and (4) when data entry errors occur. In 2022, average revenue adjustments per month were approximately $946 on average revenue per month of approximately $164,450 (0.6% of monthly revenue). The Company estimates an allowance for revenue adjustments based on historical experience, trends and current information. The average amount of revenue adjustments per month can vary in relation to the level of revenue or as a result of other factors. Both the average monthly revenue adjustments and the average lag assumptions are continually evaluated for appropriateness.

Inventories

Inventories are valued at the lower of cost or net realizable value, using first-in, first-out method. Net realizable value is the estimated selling price in the ordinary course of business. Replacement parts are expensed when placed in service, while tires are capitalized and amortized over their estimated useful life. Expenses related to the utilization of inventories are recorded in "Other operating expenses" in the Consolidated Statements of Comprehensive Income.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis over the estimated useful lives of 30 to 40 years for building and improvements, three to ten years for equipment, the lesser of the estimated useful life or the initial lease term for leasehold improvements and five years for computer software. Land is not depreciated and construction in progress is not depreciated until ready for service. Expenditures for maintenance and repairs are charged to expense as incurred.

For internally developed software, all costs incurred during planning and evaluation are expensed. Costs incurred during the application development stage are capitalized and included in property and equipment. Capitalized software also includes software acquired for internal use.

Property and equipment as of December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Land	$ 26,479	$ 26,479
Buildings and improvements	94,277	67,269
Equipment	287,872	259,030
Leasehold improvements	17,510	13,780
Computer software	29,511	26,333
Construction in progress	14,100	27,071
Total property and equipment	469,749	419,962
Less accumulated depreciation and amortization	220,669	200,867
Total property and equipment, net	$ 249,080	$ 219,095

As of December 31, 2022 and 2021, the net book value of computer software included in property and equipment, net was $8,737 and $8,140, respectively. For the years ended December 31, 2022, 2021 and 2020, amortization expense of computer software was $2,558, $2,394 and $2,053, respectively.

Cloud Computing Costs

The Company capitalizes the costs incurred during the implementation stage for cloud computing or hosting arrangements. Costs incurred in the preliminary project stage and post-implementation stage, which includes maintenance and training costs, are expensed as incurred. Capitalized software costs are amortized over the straight-line method over three to five years and are recorded in "Prepaid expenses" and "Other assets" in the Consolidated Balance Sheets.

(In thousands, except per share data)

Goodwill, Intangible Assets and Other Long-Lived Assets

The Company tests goodwill for impairment, at the reporting unit level, annually and when events or circumstances indicate that fair value of a reporting unit may be below its carrying value. A reporting unit is an operating segment or one level below an operating segment, for example, a component. The Company's reporting units are not its reportable segments.

Goodwill is evaluated annually as of June 30 for impairment using a qualitative assessment or a quantitative one-step assessment. If the Company elects to perform a qualitative assessment and determines the fair value of its reporting units more likely than not exceed the carrying value of their net assets, no further evaluation is necessary. For reporting units where the Company performs a one-step quantitative assessment, the Company compares the estimated fair value of each reporting unit, which is determined based on a combination of an income approach using a discounted cash flow model, and a market approach, which considers comparable companies, to its respective carrying value of net assets, including goodwill. If the estimated fair value of the reporting unit exceeds its carrying value of net assets, the goodwill is not considered impaired. If the carrying value of net assets is higher than the estimated fair value of the reporting unit, the impairment charge is the amount by which the carrying value exceeds the reporting unit's estimated fair value.

The Company reviews its long-lived assets, which include intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The evaluation for recoverability is performed at a level where independent cash flows may be attributed to either an asset or asset group. If the Company determines that the carrying amount of an asset or asset group is not recoverable based on the expected undiscounted future cash flows of the asset or asset group, an impairment loss is recorded equal to the excess of the carrying amounts over the estimated fair value of the long-lived assets. Estimates of future cash flows are based on various factors, including current operating results, expected market trends and competitive influences. The Company also evaluates the amortization periods assigned to its intangible assets to determine whether events or changes in circumstances warrant revised estimates of useful lives. Assets to be disposed of by sale are reported at the lower of the carrying amount or estimated fair value, less estimated costs to sell.

The results of the Company's goodwill impairment analyses conducted as of June 30, 2022, 2021 and 2020 indicated that no reduction in the carrying amount of the Company's goodwill was required.

Changes in the carrying amount of goodwill during the years ended December 31, 2022, 2021 and 2020 are summarized as follows:

	Expedited Freight	Intermodal	Consolidated
Balance as of December 31, 2020	$ 165,268	$ 79,714	$ 244,982
Acquisitions	4,020	17,750	21,770
Balance as of December 31, 2021	$ 169,288	$ 97,464	$ 266,752
Acquisitions	—	34,754	34,754
Acquisition adjustment	—	4,678	4,678
Balance as of December 31, 2022	$ 169,288	$ 136,896	$ 306,184

The Company's accumulated goodwill impairment is $25,686 related to impairment charges the Company recorded during 2016 pertaining to its TLS reporting unit. The TLS reporting unit operates within the Expedited Freight reportable segment. As of December 31, 2022, approximately $227,041 of goodwill is deductible for tax purposes.

(In thousands, except per share data)

The Company amortizes certain acquired identifiable intangible assets on a straight-line basis over their estimated useful lives, which range from one year to 20 years. The acquired intangible assets have a weighted-average useful life as follows:

Intangible Assets	Weighted-Average Useful Life
Customer relationships	14 years
Non-compete agreements	4 years
Trade names	4 years

For the years ended December 31, 2022, 2021 and 2020, acquired intangible asset amortization was $15,988, $14,328 and $13,489, respectively. The Company estimates amortization of existing intangible assets will be $17,480 in 2023, $17,356 in 2024, $17,257 in 2025, $17,078 in 2026, and $16,961 in 2027.

Changes in the carrying amount of acquired intangible assets during 2022 and 2021 are summarized as follows:

	Gross Carrying Amount			
	Customer Relationships[1]	Non-Compete Agreements	Trade Names	Total
Balance as of December 31, 2020	$ 228,416	$ 8,125	$ 1,500	$ 238,041
Acquisitions	22,961	1,051	—	24,012
Balance as of December 31, 2021	$ 251,377	$ 9,176	$ 1,500	$ 262,053
Acquisitions	21,655	272	—	21,927
Acquisition adjustment	(5,162)	(692)	—	(5,854)
Balance as of December 31, 2022	$ 267,870	$ 8,756	$ 1,500	$ 278,126

	Accumulated Amortization			
	Customer Relationships[1]	Non-Compete Agreements	Trade Names	Total
Balance as of December 31, 2020	$ 85,930	$ 5,579	$ 1,500	$ 93,009
Amortization expense	13,164	1,164	—	14,328
Balance as of December 31, 2021	$ 99,094	$ 6,743	$ 1,500	$ 107,337
Amortization expense	15,286	702	—	15,988
Balance as of December 31, 2022	$ 114,380	$ 7,445	$ 1,500	$ 123,325

[1] Carrying value as of December 31, 2022, 2021 and 2020 is inclusive of $16,501 of accumulated impairment.

Accrued Expenses

Accrued expenses as of December 31, 2022 and 2021 consisted of the following:

	December 31, 2022	December 31, 2021
Accrued payroll and related items	$ 23,804	$ 29,364
Insurance and claims accruals	19,961	21,172
Payables to Leased Capacity Providers	10,526	11,085
Accrued expenses	$ 54,291	$ 61,621

Self-Insurance Loss Reserves

The Company's licensed motor carrier contracts with independent contractor fleets, owner-operators and other third-party transportation capacity providers for most of the transportation services. The Company's independent contractor fleet owners and owner-operators lease their equipment to the Company ("Leased Capacity Providers") and own, operate and maintain their own tractors and employ their own drivers. Under U.S. Department of Transportation ("DOT") regulations, the Company is liable for bodily injury and property damage caused by the Leased Capacity Providers and employee drivers while they are operating equipment under the Company's various motor carrier authorities. The potential liability associated with any accident can be severe and occurrences are unpredictable.

For vehicle liability, the Company retains a portion of the risk. Below is a summary of the Company's risk retention on vehicle liability insurance coverage maintained by the Company through $10,000 (in thousands):

	Company Risk Retention		Frequency	Layer	Policy Term
Expedited Freight[1]					
LTL business	$	5,000	Occurrence/Accident[2]	$0 to $5,000	10/1/2022 to 10/1/2023
Truckload business	$	2,000	Occurrence/Accident[2]	$0 to $2,000	10/1/2022 to 10/1/2023
LTL, Truckload and Intermodal businesses	$	5,000	Policy Term Aggregate[3]	$5,000 to $10,000	10/1/2022 to 10/1/2023
Intermodal	$	1,000	Occurrence/Accident[2]	$0 to $1,000	10/1/2022 to 10/1/2023

[1] Excluding the Final Mile business, which is primarily a brokered service.
[2] For each and every accident/incident, the Company is responsible for damages and defense up to these amounts, regardless of the number of claims associated with any accident/incident.
[3] During the Policy Term, the Company is responsible for damages and defense within the stated Layer up to the stated, aggregate amount of Company Risk Retention before insurance will contribute.

Also, from time to time, when brokering freight, the Company may face claims for the "negligent selection" of outside, contracted carriers that are involved in accidents, and the Company maintains third-party liability insurance coverage with a $100 deductible per occurrence for most of its brokered services. Additionally, the Company maintains workers' compensation insurance with a self-insured retention of $500 per occurrence.

The Company provides for the estimated costs of vehicle liability and workers' compensation claims both reported and for claims incurred but not reported. The amount of self-insurance loss reserves and loss adjustment expenses is determined based on an estimation process that uses information obtained from both Company-specific and industry data, as well as general economic information. The most significant assumptions used in the estimation process include determining the trend in loss costs, the expected consistency in the frequency and severity of claims incurred but not yet reported, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. The Company estimates its self-insurance loss exposure by evaluating the merits and circumstances surrounding individual known claims and through actuarial analysis to determine an estimate of probable losses on claims incurred but not reported. The Company accrues for the costs of the uninsured portion of pending claims, based on the nature and severity of individual claims and historical claims development trends. Estimating the number and severity of claims, as well as related judgment or settlement amounts is inherently difficult. Failure to establish sufficient insurance reserves and adequately estimate for future insurance claims may cause unfavorable differences between actual self-insurance costs and the reserve estimates.

As of December 31, 2022 and 2021, the Company recorded self-insurance loss reserves of $68,654 and $65,649, respectively, inclusive of reserves in excess of the self-insured retention limit that are expected to be reimbursed from insurance carriers. As of December 31, 2022, $19,961 was recorded in "Insurance and claims accruals" and $48,693 was recorded in "Other long-term liabilities" in the Consolidated Balance Sheets. As of December 31, 2021, $21,172 was recorded in "Insurance and claims accruals" and $44,477 was recorded in "Other long-term liabilities" in the Consolidated Balance Sheets.

(In thousands, except per share data)

As of December 31, 2022 and 2021, the Company recognized a receivable for insurance proceeds and a corresponding claims payable for vehicle liability and workers' compensation claims in excess of the self-insured retention limit. As of December 31, 2022 and 2021, the Company recorded $29,087 and $28,667, respectively, in "Other assets" and "Other long-term liabilities" in the Consolidated Balance Sheets.

Revenue Recognition

Revenue is recognized when the Company satisfies the performance obligation by the delivery of a shipment in accordance with contractual agreements, bills of lading ("BOLs") and general tariff provisions. The amount of revenue recognized is measured as the consideration the Company expects to receive in exchange for those services pursuant to a contract with a customer. A contract exists once the Company enters into a contractual agreement with a customer. The Company does not recognize revenue in cases where collectibility is not probable, and defers recognition until collection is probable or payment is received.

The Company generates revenue from the delivery of a shipment and the completion of related services. Revenue for the delivery of a shipment is recorded over time to coincide with when customers simultaneously receive and consume the benefits of the delivery services. Accordingly, revenue billed to a customer for the transportation of freight are recognized over the transit period as the performance obligation to the customer is satisfied. The Company determines the transit period for a shipment based on the pick-up date and the delivery date, which may be estimated if delivery has not occurred as of a reporting period. The determination of the transit period and how much of it has been completed as of a given reporting date may require the Company to make judgments that impact the timing of revenue recognized. For delivery of shipments with a pick-up date in one reporting period and a delivery date in another reporting period, the Company recognizes revenue based on relative transit time in each reporting period. A portion of the total revenue to be billed to the customer after completion of a delivery is recognized in each reporting period based on the percentage of total transit time that has been completed at the end of the applicable reporting period. Upon delivery of a shipment or related service, customers are billed according to the applicable payment terms. Related services are a separate performance obligation and include accessorial charges such as terminal handling, storage, equipment rentals and customs brokerage.

Revenue is classified based on the line of business as the Company believes that best depicts the nature, timing and amount of revenue and cash flows. For all lines of business, the Company records revenue on a gross basis as it is the principal in the transaction as the Company has discretion to determine the amount of consideration. Additionally, the Company has the discretion to select drivers and other vendors for the services provided to customers. These factors, discretion in the amount of consideration and the selection of drivers and other vendors, support revenue recognized on a gross basis.

Leases

The Company accounts for leases under Accounting Standards Codification 842, *Leases,* ("ASC 842"), where lessees are required to record an asset (right-of-use asset or finance lease asset) and a lease liability. ASC 842 allows for two types of leases for recognition purposes: operating leases and finance leases. Operating leases result in the recognition of a single lease expense on a straight-line basis over the lease term, while finance leases result in an accelerated expense. The Company determines if an arrangement contains a lease at inception based on whether or not the Company has the right to control the asset during the contract period. All leases greater than 12 months result in the recognition of a right-of-use asset and liability at the lease commencement date based on the present value of the lease payments over the lease term. The present value of the lease payments is calculated using the applicable weighted-average discount rate. The weighted-average discount rate is based on the discount rate implicit in the lease, or if the implicit rate is not readily determinable from the lease, then the Company estimates an applicable incremental borrowing rate. The incremental borrowing rate is estimated based on the contractual lease term and the Company's applicable borrowing rate.

Business Combinations

Upon the acquisition of a business, the fair value of the assets acquired and liabilities assumed are estimated, which may require judgment regarding the identification of acquired assets and liabilities assumed. Once the acquired assets and assumed liabilities are identified, the fair value of the assets and liabilities are estimated using a variety of approaches that require significant judgments. For intangible assets, significant judgments include, but are not limited to, future cash flows, selection of discount rates, determination of terminal growth rates, and estimated useful life and pattern of use of the underlying intangible assets. For tangible assets, significant judgements, include, but are not limited to, current market values, physical and functional obsolescence of the assets, and remaining useful lives. Consideration is typically paid in the form of cash paid upon closing while contingent consideration is paid upon the satisfaction of a future obligation. If contingent consideration is included as a component of the consideration, the Company values the consideration as of the acquisition date.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Refer to Note 7, *Income Taxes*, for further discussion.

Net Income (Loss) Per Common Share

Basic net income (loss) per common share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during each period. Restricted shares have non-forfeitable rights to dividends and as a result, are considered participating securities for purposes of computing net income (loss) per common share pursuant to the two-class method. Net income allocated to participating securities was $1,070 in 2022, $737 in 2021 and $385 in 2020. Diluted net income (loss) per common share assumes the exercise of outstanding stock options and the vesting of performance share awards using the treasury stock method when the effects of such assumptions are dilutive.

(In thousands, except per share data)

A reconciliation of net income (loss) attributable to Forward Air and weighted-average common shares outstanding for purposes of calculating basic and diluted net income (loss) per share during the years ended December 31, 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Numerator:			
Net income and comprehensive income from continuing operations	$ 193,191	$ 116,091	$ 52,767
Net (loss) income and comprehensive (loss) income from discontinued operation	—	(10,232)	(29,034)
Net income attributable to Forward Air	$ 193,191	$ 105,859	$ 23,733
Income allocated to participating securities from continuing operations	(1,070)	(807)	(385)
Loss allocated to participating securities from discontinued operation	—	70	—
Income allocated to participating securities	(1,070)	(737)	(385)
Numerator for basic and diluted net income per share for continuing operations	$ 192,121	$ 115,284	$ 52,382
Numerator for basic and diluted net (loss) income per share for discontinued operation	$ —	$ (10,162)	$ (29,034)
Denominator:			
Denominator for basic net income per share - weighted-average number of common shares outstanding	26,783	27,155	27,631
Dilutive stock options and performance share awards	143	137	66
Denominator for diluted net income per share - weighted-average number of common shares and common share equivalents outstanding	26,926	27,292	27,697
Basic net income (loss) per share:			
Continuing operations	$ 7.17	$ 4.25	$ 1.90
Discontinued operation	—	(0.37)	(1.05)
Net income per basic share[1]	$ 7.17	$ 3.87	$ 0.84
Diluted net income (loss) per share:			
Continuing operations	$ 7.14	$ 4.22	$ 1.89
Discontinued operation	—	(0.37)	(1.05)
Net income per diluted share	$ 7.14	$ 3.85	$ 0.84

[1] Rounding may impact summation of amounts.

(In thousands, except per share data)

The number of shares that were not included in the calculation of net income (loss) per diluted share because to do so would have been anti-dilutive for the years ended December 31, 2022, 2021 and 2020 are as follows:

	2022	2021	2020
Anti-dilutive stock options	57	—	206
Anti-dilutive performance shares	13	—	15
Anti-dilutive restricted shares and deferred stock units	2	—	3
Total anti-dilutive shares	72	—	224

Share-Based Compensation

The Company grants awards under the stock-based compensation plans to certain employees of the Company. The awards include stock options, restricted shares and performance shares. The fair value of the stock options is estimated on the grant date using the Black-Scholes option pricing model, and share-based compensation expense is recognized on a straight-line basis over the three-year vesting period. The fair value of the restricted shares is the quoted market value of the Company's common stock on the grant date, and the share-based compensation expense is recognized on a straight-line basis over the vesting period. For certain performance shares, the fair value is the quoted market value of the Company's common stock on the grant date less the present value of the expected dividends not received during the relevant period. For these performance shares, the share-based compensation expense is recognized on a straight-line basis over the three-year vesting period based on the projected assessment of the level of performance that will be achieved. The fair value of other performance shares that have a financial target of the Company's total shareholder return as compared to the total shareholder return of a selected peer group, is estimated on the grant date using a Monte Carlo simulation model. The share-based compensation expense is recognized on a straight-line basis over the three-year vesting period. All share-based compensation expense is recognized in salaries, wages and employee benefits in the Consolidated Statements of Comprehensive Income. Refer to Note 6, *Stock Incentive Plan*, for further discussion.

Ransomware Incident

In December 2020, the Company detected a ransomware incident impacting its operational and information technology systems, which caused service delays for many of its customers ("Ransomware Incident"). Promptly upon its detection of the incident, the Company initiated response protocols, launched an investigation and engaged the services of cybersecurity and forensics professionals. The Company also engaged with the appropriate law enforcement authorities. The Company continued to cooperate with law enforcement in connection with the criminal investigation into those responsible for the Ransomware Incident.

For the year ended December 31, 2022 and 2021, expenses related to the Ransomware Incident were zero and $434, respectively, which were recorded in "Other operating expenses" in the Consolidated Statements of Comprehensive Income. Expenses include costs to investigate and remediate the Ransomware Incident and legal and other professional services related to the incident.

Recent Accounting Pronouncements

In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The standard simplifies the accounting for income taxes by removing certain exceptions to the general principles of accounting for income taxes and improving consistent application of the principles. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years, with early adoption permitted. The Company adopted this standard as of January 1, 2021. The adoption of the standard did not have a material impact on the Company's results of operations, financial condition, or cash flows.

(In thousands, except per share data)

New Accounting Pronouncements to be Adopted

In October 2021, FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. The standard addresses the recognition of an acquired contract liability in a business combination and the recognition and measurement of contract assets and contract liabilities from revenue contracts acquired in a business combination. ASU 2021-08 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the adoption of ASU 2021-08 and the impact, if any, adoption will have on its operations, financial condition, or cash flows.

2. Discontinued Operation and Held for Sale

As previously disclosed, on April 23, 2020, the Company made a decision to divest of Pool and the sale was completed on February 12, 2021. As a result, the results of Pool were classified to "Loss from discontinued operation, net of tax" in the Consolidated Statements of Comprehensive Income for the years ended December 31, 2021 and 2020. Certain corporate overhead and other costs previously allocated to Pool for segment reporting purposes did not qualify for classification within discontinued operation and were allocated to continuing operations. These costs were classified to the eliminations column in the segment reconciliation in Note 12, *Segment Reporting.*

Held for Sale

Upon meeting the criteria for held for sale classification and in each subsequent reporting period, the Company evaluated whether Pool's estimated fair value, less costs to sell, exceeded the net carrying value. The annual goodwill impairment analysis conducted as of June 30, 2020 indicated that the fair value in excess of the carrying value related to the Pool reporting unit was approximately 5% and in the third quarter of 2020, the Company concluded the estimated fair value, less costs to sell, exceeded the net carrying value and there were no indicators of impairment for the Pool reporting unit.

However, in response to the longer than expected macroeconomic conditions caused by the COVID-19 pandemic and status of negotiations to sell the Pool business, a strategic review of the business was completed in the fourth quarter of 2020 along with revised forecasts to include updated market conditions and strategic operating decisions. The revised forecasts indicated an impairment of the entire goodwill balance of the Pool reporting unit was necessary as of December 31, 2020. A non-cash charge of approximately $5,406 was recorded as an "Impairment charge" in the summarized discontinued operation financial information for the year ended December 31, 2020. In addition, the Company recorded a valuation allowance against the net assets held for sale to write down the carrying value to the estimated fair value less costs to sell. A non-cash valuation allowance of approximately $22,978 was recorded as an "Impairment charge" in the summarized discontinued operation financial information for the year ended December 31, 2020.

The fair value was estimated based on a combination of an income approach using a discounted cash flow model, and a market approach, which considers comparable companies. Estimates of future cash flows are based on various factors, including current operating results, expected market trends and competitive influences. Refer to Note 1, *Operations and Summary of Significant Accounting Policies*, for further discussion about the estimation of fair value.

Sale of Pool

On February 12, 2021, the Company completed the sale of the Pool business for $8,000 in cash and up to a $12,000 earn-out based on earnings before interest, taxes, depreciation and amortization. The sale agreement for Pool included an earn-out based on the achievement of certain earnings before interest, taxes, depreciation and amortization attainment over an eleven-month period, beginning February 1, 2021. The estimated fair value of the earn-out asset on the date of sale was $6,967. The fair value was based on the estimated eleven-month period of the earnings before interest, taxes, depreciation and amortization and was calculated using a Monte Carlo simulation model.

(In thousands, except per share data)

The weighted average assumptions under the Monte Carlo simulation model were as follows:

	February 12, 2021
Counterparty credit spread	1.2%
Earnings before interest, taxes, depreciation and amortization discount rate	15.0%
Asset volatility	55.0%

Subsequent to the date of sale, the Company recognized any increases in the carrying value of the earn-out asset when the change was realized and evaluated the earn-out asset for impairment at each reporting period. The financial performance of the Pool business significantly deteriorated during the third quarter of 2021. As a result, an evaluation of the earn-out asset for impairment was completed, which included a review of revised forecasts, updated strategic operating decisions and current market conditions. The revised forecasts indicated an impairment of the entire earn-out asset was necessary. A non-cash charge of $6,967 was recorded as an "Impairment charge" in the summarized discontinued operation financial information for the year ended December 31, 2021.

Transition Services Agreement

On February 12, 2021, the Company entered into a Transition Services Agreement ("TSA") with TOG FAS Holdings LLC, the buyer of the Pool business. Under the TSA, the Company performed certain services on an interim basis in order to facilitate the orderly transition of the Pool business. The effective date of the TSA was February 12, 2021 and remained in effect until the date all services were completed, but no more than six months following the effective date. The TSA provided the right to extend the term of the TSA with no limit on the number of the mutually agreed upon extensions. In exchange for the services performed by the Company under the TSA, the Company received a monthly service charge. For the year ended December 31, 2021, the Company recognized $747, in "Other operating expenses" in the Consolidated Statements of Comprehensive Income, for the services performed under the TSA. The TSA ended in October 2021 when all services were completed.

Additionally, under the TSA, the Company remitted payments to outside vendors on behalf of TOG FAS Holdings LLC for expenses incurred by the Pool business up to a limit of $18,000. The Company is reimbursed by TOG FAS Holdings LLC within 60 days from the end of the month in which the payment is remitted. As of December 31, 2021, the Company recorded a receivable in the amount of $8,097 in "Other receivables" in the Consolidated Balance Sheets for the reimbursement due to the Company. The Company evaluated the collectability of the receivable at least quarterly and if the Company was aware of the inability of TOG FAS Holdings LLC to meet its financial obligations to the Company, the Company recorded a specific reserve in order to reduce the receivable to the amount the Company reasonably believes will be collected. As of December 31, 2022, the outstanding receivable balance was collected in full.

(In thousands, except per share data)

Summarized Discontinued Operation Financial Information

A summary of the results of operations classified as a discontinued operation, net of tax, in the Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Operating revenue	$ —	$ 17,776	$ 141,433
Operating expenses:			
Purchased transportation	—	3,381	33,979
Salaries, wages and employee benefits	—	9,458	65,695
Operating leases	—	2,289	21,982
Depreciation and amortization	—	—	1,657
Insurance and claims	—	929	6,205
Fuel expense	—	508	4,279
Other operating expenses	—	1,627	17,587
Impairment charge	—	6,967	28,384
Total operating expenses	—	25,159	179,768
Loss from discontinued operation	—	(7,383)	(38,335)
Loss on sale of business	—	(2,860)	—
Loss from discontinued operation before income taxes	—	(10,243)	(38,335)
Income tax (benefit) expense	—	(11)	(9,301)
Loss from discontinued operation, net of tax	$ —	$ (10,232)	$ (29,034)

3. Acquisitions

Expedited Freight

In May 2021, the Company acquired certain assets and liabilities of J&P Hall Express Delivery ("J&P") for $7,670. J&P is headquartered in Atlanta, Georgia with a second terminal in Albany, Georgia. The acquisition of J&P supports the Company's strategic growth plan by expanding pickup and delivery, less-than-truckload, truckload, less than container load, container freight station warehousing, and airport transfer services across the Southeastern United States. The acquisition was funded using cash flows from operations. The results of J&P have been included in the Company's Consolidated Financial Statements as of and from the date of acquisition. The associated goodwill has been included in the Company's Expedited Freight reportable segment.

Intermodal

In February 2021, the Company acquired certain assets and liabilities of Proficient Transport Incorporated and Proficient Trucking, Inc. (together "Proficient Transport") for $16,339 and a potential earn-out up to $2,000. Proficient Transport is an intermodal drayage company headquartered in Chicago, Illinois. The acquisition of Proficient Transport supports the Company's strategic growth plan by expanding the intermodal footprint in Georgia, Illinois, North Carolina, and Texas, and introduces a new location in Ohio. The acquisition was funded using cash flows from operations. The results of Proficient Transport have been included in the Company's Consolidated Financial Statements as of and from the date of acquisition. The associated goodwill has been included in the Company's Intermodal reportable segment.

The purchase agreement for Proficient Transport included an earn-out up to $2,000 based on the achievement of certain revenue milestones over a one-year period, beginning March 1, 2021. The estimated fair value of the earn-out liability

(In thousands, except per share data)

on the date of acquisition was $829. The fair value was based on the estimated one-year performance of the acquired customer revenue and was calculated using the option pricing method. The assumptions used to calculate the estimated fair value of the earn-out under the option pricing method were as follows:

	December 31, 2021	February 28, 2021
Risk-free rate	0.1%	0.1%
Revenue discount rate	9.8%	8.3%
Revenue volatility	24.2%	27.3%

The fair value of the earn-out liability was adjusted at each reporting period based on changes in the expected cash flows and related assumptions used in the option pricing method. During the years ended December 31, 2022 and 2021, the fair value of the earn-out changed by ($294) and ($444), respectively, and the change in the fair value was recorded in "Other operating expenses" in the Consolidated Statements of Comprehensive Income. The one-year period ended in the first quarter of 2022 and the Company paid $91 in the second quarter of 2022 based on the terms of the purchase agreement. As of December 31, 2021, the fair value of the earn-out liability was $385, which was reflected in "Other current liabilities" in the Consolidated Balance Sheets.

In November 2021, the Company acquired certain assets and liabilities of BarOle Trucking, Inc. ("BarOle") for $35,436. BarOle is an intermodal drayage company headquartered in Roseville, Minnesota. The acquisition of BarOle provides additional capacity and resources to meet customer demands in the intermodal market, and extends the service footprint to the Minneapolis-Saint Paul, Minnesota area. In addition, BarOle has a larger terminal location, which allows for further expansion in the future. The acquisition was funded using cash flows from operations. The results of BarOle have been included in the Company's Consolidated Financial Statements as of and from the date of acquisition. The associated goodwill has been included in the Company's Intermodal reportable segment.

In May 2022, the Company acquired certain assets and liabilities of Edgmon Trucking, LLC ("Edgmon") for $40,993 and a potential earn-out of up to $5,000, based on the achievement of certain profit contribution milestones over a nineteen month period, beginning May 31, 2022. The estimated fair value of the earn-out liability on the date of acquisition was immaterial. The fair value was based on the estimated certain profit contribution during the nineteen month period and was calculated using the option pricing method. Edgmon, headquartered in Kent, Washington, operates a terminal in Kent and a yard in Seattle, servicing both the Port of Seattle and the Port of Tacoma. The acquisition of Edgmon marks the Company's first Intermodal location on the West Coast, a key area of expansion in the Intermodal strategic growth plan. The acquisition was funded using cash flows from operations. The results of Edgmon have been included in the Company's Consolidated Financial Statements as of and from the date of acquisition. The associated goodwill has been included in the Company's Intermodal reportable segment.

(In thousands, except per share data)

Fair Value of Assets Acquired and Liabilities Assumed

Assets acquired and liabilities assumed as of the acquisition date are presented in the following table:

	Proficient Transport	J&P	BarOle	Edgmon
	February 28, 2021	May 30, 2021	November 30, 2021	May 31, 2022
Tangible assets:				
Cash	$ —	$ —	$ —	$ —
Accounts receivable	4,171	1,940	2,657	4,963
Prepaid expenses and other current assets	—	32	—	—
Property and equipment	140	1,567	6,464	613
Other assets	24	3	—	—
Operating lease right-of-use assets	—	1,355	—	—
Total tangible assets	4,335	4,897	9,121	5,576
Intangible assets:				
Customer relationships	6,060	620	11,120	13,051
Non-compete agreements	18	120	221	172
Goodwill	6,249	4,020	15,355	22,195
Total intangible assets	12,327	4,760	26,696	35,418
Total assets acquired	16,662	9,657	35,817	40,994
Liabilities assumed:				
Current liabilities	323	632	381	1
Other liabilities	—	—	—	—
Finance lease obligations	—	—	—	—
Operating lease liabilities	—	1,355	—	—
Total liabilities assumed	323	1,987	381	1
Net assets acquired	$ 16,339	$ 7,670	$ 35,436	$ 40,993

The preliminary purchase price for Edgmon has been allocated to assets acquired and liabilities assumed based on the Company's best estimates and assumptions using the information available as of the acquisition date through the date of this filing. The provisional measurements of identifiable assets and liabilities, and the resulting goodwill related to this acquisition, is subject to adjustments in subsequent periods as the Company finalizes its purchase price allocation, including third-party valuations. During the year ended December 31, 2022, the Company recorded measurement period adjustments to the provisional amounts initially recorded for acquired net working capital, acquired property and equipment and acquired customer relationships and non-compete agreements related to the BarOle acquisition. The measurement period adjustment resulted in a $63 increase to net working capital, a $1,113 increase to acquired property and equipment and a combined $5,854 decrease to acquired customer relationships and non-compete agreements, with a corresponding net increase to goodwill. The Company expects to finalize the Edgmon valuation as soon as practicable, but no later than one year from the acquisition date.

The estimated useful life of acquired intangible assets as of the acquisition date are summarized in the following table:

	Estimated Useful Lives			
	Proficient Transport	J&P	BarOle	Edgmon
Customer relationships	8 years	12 years	9 years	9 years
Non-compete agreements	1 year	5 years	5 years	5 years

(In thousands, except per share data)

In November 2022, the Company acquired certain assets and liabilities of Chickasaw Container Services, Inc. (“CCS”), a privately held intermodal drayage provider. The acquisition included two operating terminals in Mobile, Alabama and Memphis, Tennessee and will allow the company to expand intermodal drayage operations in the Mobile market while bolstering an already strong presence in the Memphis market. In addition to drayage services, CCS also provides container storage and sales. The Company paid $25,733 using cash on hand from operations. The preliminary purchase price was allocated based on the estimated fair values as of the acquisition date. The Company recorded $21,262 related to intangible assets and $4,471 related to tangible assets. The Company expects to finalize the valuations as soon as practicable, but no later than one year from the respective acquisition date. The results of CCS have been included in the Company's Consolidated Financial Statements as of and from the date of acquisition. The associated goodwill has been included in the Company's Intermodal reportable segment.

4. Indebtedness

Long-term debt consisted of the following as of December 31, 2022 and 2021:

	December 31, 2022	December 31, 2021
Credit facility, expires 2026	$ 108,500	$ 157,500
Debt issuance costs	(418)	(534)
	108,082	156,966
Less: Current portion of long-term debt	(1,494)	(1,500)
Total long-term debt, less current portion	$ 106,588	$ 155,466

As of December 31, 2022, the aggregate scheduled maturities of long-term debt, excluding the current portion of long-term debt are as follows:

2024	3,732
2025	3,732
2026	99,124
	$ 106,588

In September 2017, the Company entered into a five-year senior unsecured revolving credit facility (the “Facility”) with a maximum aggregate principal amount of $150,000, with a sublimit of $30,000 for letters of credit and a sublimit of $30,000 for swing line loans. The maturity date of the Facility was September 29, 2022. In April 2020, the Company entered into the first amendment to the Facility, which increased the maximum aggregate principal amount to $225,000. The Facility could have been increased by up to $25,000 to a maximum aggregate principal amount of $250,000 pursuant to the terms of the amended credit agreement, subject to the lenders’ agreement to increase their commitments or the addition of new lenders extending such commitments. In July 2021, the Company entered into the second amendment to the Facility, which extended the maturity date to July 20, 2026 and changed the interest rate options available under the Facility. In December 2021, the Company entered into the third amendment to the Facility, which increased the amount available for borrowing under the Facility to $450,000, consisting of a $300,000 revolving line of credit and a term loan of $150,000. In connection with the third amendment, the Company borrowed $150,000 under the term loan and simultaneously repaid $150,000 on the revolving line of credit from the borrowings received. Under the third amendment, the Facility may be increased by up to $75,000 to a maximum aggregate principal amount of $525,000 pursuant to the terms of the amended credit agreement, subject to the lenders’ agreement to increase their commitments or the addition of new lenders extending such commitments. Such increases to the Facility may be in the form of additional revolving credit loans, term loans or a combination thereof, and are contingent upon there being no events of default under the Facility. As of December 31, 2022 and December 31, 2021, the Company had $279,966 and $272,466 respectively, of available borrowing capacity under the Facility.

The Facility contains covenants that, among other things, restrict the ability of the Company, without the approval of the required lenders, to engage in certain mergers, consolidations, asset sales, dividends and stock repurchases, investments, and other transactions or to incur liens or indebtedness in excess of agreed thresholds, as set forth in the credit agreement. The

(In thousands, except per share data)

Company also has to fulfill financial covenants with respect to a leverage ratio and an interest coverage ratio. As of December 31, 2022, the Company was in compliance with the aforementioned covenants.

Under the amended Facility, interest accrues on the amounts outstanding under the Facility at the Company's option, at either (1) Bloomberg Short-Term Bank Yield Index rate (the "BSBY Rate"), which cannot be less than zero, plus a margin ranging from 1.25% to 1.75% based on the Company's leverage ratio, or (2) the base rate, which cannot be less than 2.00%. The base rate is the highest of (i) the federal funds rate, which cannot be less than zero, plus 0.50%, (ii) the administrative agent's prime rate and (iii) the BSBY Rate, which cannot be less than zero, plus 1.00%, plus a margin ranging from 0.00% to 0.50% based on the Company's leverage ratio. Interest is payable in arrears for each loan that is based on the BSBY rate on the last day of the interest period applicable to each loan, and interest is payable in arrears on loans not based on the BSBY rate on the last day of each quarter. The interest rate on the outstanding borrowings under the revolving credit facility was 4.85% and 1.43% as of December 31, 2022 and 2021, respectively.

Letters of Credit

The Company has an arrangement under the Facility to issue letters of credit, which guarantee the Company's obligations for potential claims exposure for insurance coverage. As of both December 31, 2022 and December 31, 2021, outstanding letters of credit totaled $20,034.

Interest Payments

Cash payments for interest were $5,355, $4,198 and $4,580 for the years ended December 31, 2022, 2021 and 2020 respectively. No interest was capitalized during the year ended December 31, 2022, 2021 and 2020.

5. Shareholders' Equity

Preferred Stock

There are 5,000 shares of preferred stock with a par value of $0.01 authorized, but no shares have been issued to date.

Cash Dividends

For each quarter of 2022, the Company's Board of Directors declared and the Company has paid a quarterly cash dividend of $0.24 per common share. For each quarter of 2021, the Company's Board of Directors declared and the Company paid a quarterly cash dividend of $0.21 per common share.

On February 7, 2023, the Company's Board of Directors declared a quarterly cash dividend of $0.24 per common share that will be paid in the first quarter of 2023.

Share Repurchase Program

On February 5, 2019, the Board of Directors approved a stock repurchase plan authorizing the repurchase of up to 5,000 shares of the Company's common stock (the "2019 Repurchase Plan"). The 2019 Repurchase Plan expires when the shares authorized for repurchase are exhausted or the 2019 Repurchase Plan is canceled.

During the year ended December 31, 2022, the Company repurchased through open market transactions 600 shares of common stock for $62,771, or an average of $104.53 per share, and during the year ended December 31, 2021, the Company repurchased through open market transactions 535 shares of common stock for $48,989, or an average of $91.46 per share. All shares received were retired upon receipt, and the excess of the purchase price over the par value per share was recorded to "Retained Earnings" in the Consolidated Balance Sheets.

As of December 31, 2022, the remaining shares permitted to be repurchased under the 2019 Repurchase Plan were approximately 2,233 shares.

(In thousands, except per share data)

6. Stock Incentive Plan

Stock Incentive Plan

The Company recorded share-based compensation expense as follows for the years ended December 31, 2022, 2021 and 2020:

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Salaries, wages and employee benefits - continuing operations	$ 9,902	$ 9,108	$ 9,715
Salaries, wages and employee benefits - discontinued operation	—	16	85
Total share-based compensation expense	$ 9,902	$ 9,124	$ 9,800

In May 2016, the Company adopted the 2016 Omnibus Incentive Compensation Plan (the "Omnibus Plan") for the issuance of up to 2,000 common shares. As of December 31, 2022, approximately 696 shares remain available for grant under the Omnibus Plan.

Stock Options

Certain executives are eligible to receive grants of stock options. Employees may exercise the stock options at anytime after the grant is vested but no later than seven years after the date of grant. Stock options vest over a three-year period from the date of grant. For stock option awards, under the Plan, the exercise price is equal to the price of the Company's common stock on the date of grant. Share-based compensation expense associated with these awards is amortized ratably over the vesting period. The Company estimated the fair value of the grants using the Black-Scholes option-pricing model.

The weighted average grant-date fair value of the stock option awards granted under the Plan and the weighted average assumptions under the Black-Scholes option-pricing model were as follows for the years ended December 31, 2022, 2021 and 2020.

	December 31, 2022	December 31, 2021	December 31, 2020
Weighted average grant-date fair value	$ 28.91	$ 18.36	$ 14.79
Weighted average assumptions under Black-Scholes option model:			
Expected dividend yield	0.9 %	1.1 %	1.1 %
Expected stock price volatility	28.7 %	28.9 %	24.1 %
Risk-free interest rate	1.9 %	0.6 %	1.5 %
Expected life of awards (years)	5.6	5.8	5.9

Stock option transactions during the year ended December 31, 2022 on a continuing operations basis were as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding as of January 1	342	$ 58.44
Granted	64	106.13
Exercised	(3)	60.42
Forfeited or Canceled	(27)	63.46
Outstanding as of December 31	376	$ 66.13

(In thousands, except per share data)

As of December 31, 2022, the weighted average remaining contractual life of stock options outstanding was approximately three years and exercisable was approximately two years. The total fair value of stock options vested during 2022, 2021, 2020 was $855, $922, and $1,377, respectively. As of December 31, 2022, the total share-based compensation expense related to unvested stock options not yet recognized was $1,444, and the weighted average period over which it is expected to be recognized is approximately two years.

The following table sets forth the exercise price range, number of shares, weighted average exercise price and remaining contractual lives by groups of similar price on a continuing operations basis as of December 31, 2022:

	Stock Options Outstanding			Stock Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Exercisable as of December 31, 2022	Weighted Average Exercise Price
$43.67 - $65.96	279	1.9	$ 56.67	267	$ 56.25
$75.05 - $106.29	97	5.7	93.51	13	75.05
	376		$ 66.13	280	$ 57.13

As of December 31, 2022, the total intrinsic value of outstanding and exercisable stock options was $14,642 and $13,390, respectively. The total intrinsic value of stock options exercised during 2022, 2021 and 2020 was $142, $2,137 and $1,568, respectively.

Restricted Shares

The Company’s primary long-term incentive plan is a restricted share award plan that entitles employees to receive a share of the Company’s common stock subject to vesting requirements based on continued employment. Shares granted under the restricted share award plan are restricted from sale or transfer until vesting, and the restrictions lapse in three equal installments beginning one year after the date of grant. Dividends are paid in cash on a current basis throughout the vesting period. Share-based compensation expense associated with these awards is amortized ratably over the requisite service period. All forfeitures are recognized as incurred.

Restricted share transactions on a continuing operations basis for the year ended December 31, 2022 were as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of January 1	191	$ 69.84
Granted	82	105.64
Vested	(92)	67.41
Forfeited	(30)	84.70
Outstanding as of December 31	151	$ 87.82

The weighted average grant-date fair value of the restricted shares granted under the Plan during the years ended December 31, 2022, 2021 and 2020 were $105.64, $75.35 and $65.88, respectively. The total fair value of restricted shares that vested during 2022, 2021 and 2020 was $9,804, $8,487, and $9,180, respectively. As of December 31, 2022, the total share-based compensation expense related to restricted shares not yet recognized was $7,729, and the weighted average period over which it is expected to be recognized is approximately two years.

(In thousands, except per share data)

Performance Shares

Certain executives and key employees are eligible to receive grants of performance awards. The performance share agreement provides for awards based on achieving certain financial targets, such as targets for earnings before interest, taxes, depreciation and amortization, and the Company's total shareholder return as compared to the total shareholder return of a selected peer group, as determined by the Company's Board of Directors. Performance targets are set at the beginning of each three-year measurement period. The share awards are earned over the vesting period, and the number of shares earned is determined based on the cumulative results for the measurement period. The performance agreement provides for employees to earn —% to 200% of the target awards depending on the actual performance achieved, with no shares earned if performance is below the established minimum target. Performance shares do not receive dividends until the shares are vested. Awards earned are paid in shares of common stock of the Company at the end of the vesting period. Share-based compensation expense associated with these awards is amortized ratably over the vesting period. Depending on the financial target, share-based compensation expense is determined based on the projected assessment of the level of performance that will be achieved. All forfeitures are recognized as incurred.

The grant-date fair value of performance shares granted with a financial target based on the Company's total shareholder return was estimated using a Monte Carlo simulation model. The weighted average grant-date fair value of performance awards granted under the Plan and the weighted average assumptions under the Monte Carlo simulation model were as follows for the years ended December 31, 2022, 2021 and 2020:

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Weighted average grant-date fair value	$ 127.29	$ 87.33	$ 69.15
Weighted average assumptions under the Monte Carlo simulation model:			
Expected stock price volatility	35.5 %	34.5 %	23.5 %
Weighted average risk-free interest rate	1.6 %	0.2 %	1.4 %

Performance award transactions for the year ended December 31, 2022 on a continuing operations basis were as follows assuming target levels of performance:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of January 1	79	$ 75.61
Granted	14	127.29
Earned	(7)	63.40
Forfeited or unearned	(16)	74.79
Outstanding as of December 31	70	$ 87.74

As of December 31, 2022, the total share-based compensation expense related to unearned performance awards not yet recognized, assuming the Company's current projected assessment of the level of performance will be achieved, was $2,826, and the weighted average period over which it is expected to be recognized is approximately two years.

The excess tax benefit realized for tax deductions in the United States related to the exercise of stock options, vesting of restricted stock and vesting of performance awards under the Plan was $1,012, $911, and $2,340 for the years ended December 31, 2022, 2021 and 2020, respectively, on a continuing operations basis.

(In thousands, except per share data)

Employee Stock Purchase Plan

Under the 2005 Employee Stock Purchase Plan (the "ESPP"), the Company is authorized to issue up to a remaining 314 shares of common stock to employees. These shares may be issued at a price equal to 90% of the lesser of the market value on the first day or the last day of each six-month purchase period. Common stock purchases are paid for through periodic payroll deductions and/or up to two lump sum contributions.

Employee stock purchase plan activity and related information was as follows on a continuing operations basis:

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Shares purchased by participants under the ESPP	9	12	14
Average purchase price	$ 82.48	$ 75.71	$ 44.24
Weighted average fair value of each purchase under the ESPP granted[1]	$ 9.17	$ 30.68	$ 20.99
Share-based compensation expense for ESPP	$ 87	$ 369	$ 292

[1] Equal to the discount from the market value of the common stock at the end of each six month purchase period

Employee stock purchase plan activity and related information was as follows on a discontinued operation basis:

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Shares purchased by participants under the ESPP	—	—	1
Average purchase price	$ —	$ —	$ 44.35
Weighted average fair value of each purchase under the ESPP granted[1]	$ —	$ —	$ 18.11
Share-based compensation expense for ESPP	$ —	$ —	$ 20

[1] Equal to the discount from the market value of the common stock at the end of each six month purchase period

Director Restricted Shares

Under the Amended and Restated Non-Employee Director Stock Plan (the "Amended Plan"), approved in May 2007 and further amended in February 2013 and January 2016, up to 360 common shares may be issued. As of December 31, 2022, approximately 60 shares remain available for grant under the Amended Plan.

Under the Amended Plan, each non-employee director receives an annual grant of restricted shares of the Company's common stock. The restricted shares vest on the earlier of (a) the day immediately prior to the first annual shareholder meeting that occurs after the grant date or (b) one year after the grant date. Each director may elect to defer receipt of the common shares until the director departs from the Company's Board of Directors. If a director elects to defer receipt, the Company will issue deferred stock units in which the director does not have voting rights or other incidents of ownership until the shares are issued. Each deferred stock unit is eligible for a dividend equivalent in the form of additional restricted stock units for each cash dividend paid by the Company.

(In thousands, except per share data)

Director restricted share transactions for the year ended December 31, 2022 were as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Outstanding as of January 1	15	$ 93.46
Granted	15	93.70
Vested	(15)	93.46
Forfeited	—	—
Outstanding as of December 31	15	$ 93.70

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Share-based compensation expense for restricted shares	$ 1,387	$ 1,436	$ 1,026
Excess tax benefit for the vesting of restricted shares	$ 12	$ 342	$ 253

The total fair value of restricted shares that vested during 2022, 2021 and 2020 was $1,436, $2,514, and $771, respectively. As of December 31, 2022, the total share-based compensation expense related to the restricted shares not yet recognized was $494, and the weighted average period over which it is expected to be recognized is less than one year.

7. Income Taxes

The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, various states and Canada. With a few exceptions, the Company is no longer subject to U.S. federal, state and local, or Canadian examinations by tax authorities for years before 2015.

The provision for income taxes by location of the taxing jurisdiction for the years ended December 31, 2022, 2021 and 2020 consisted of the following:

	2022	2021	2020
Current:			
Federal	$ 46,999	$ 29,533	$ 11,914
State	12,962	7,918	3,907
	59,961	37,451	15,821
Deferred:			
Federal	6,317	209	922
State	1,369	1,212	(150)
	7,686	1,421	772
	$ 67,647	$ 38,872	$ 16,593

(In thousands, except per share data)

A reconciliation of income taxes computed at the U.S. federal statutory income tax rate (21.0% for 2022, 2021 and 2020) to the provision for income taxes reflected in the Company's Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020 is as follows:

	2022	2021	2020
Tax expense at the statutory rate	$ 54,776	$ 32,542	$ 14,566
State income taxes, net of federal income tax benefit	11,035	7,448	2,602
Share-based compensation	(840)	(933)	(298)
Other permanent differences	(30)	31	48
Non-deductible compensation	1,435	293	751
Change in income tax contingency reserves	—	(260)	(400)
Federal income tax credits	(107)	(76)	(37)
Other	1,378	(173)	(639)
	$ 67,647	$ 38,872	$ 16,593

The significant components of the deferred tax assets and liabilities at December 31, 2022 and 2021 were as follows:

	December 31, 2022	December 31, 2021
Deferred tax assets:		
Accrued expenses	$ 13,743	$ 14,837
Allowance for doubtful accounts	822	839
Operating lease liabilities	37,599	37,967
Share-based compensation	4,458	3,769
Accruals for income tax contingencies	141	154
Capital loss carryforwards	4,253	4,230
Net operating loss carryforwards	645	647
Total gross deferred tax assets	61,661	62,443
Valuation allowance	(4,648)	(4,625)
Total net deferred tax assets	57,013	57,818
Deferred tax liabilities:		
Tax over book depreciation	32,888	27,880
Prepaid expenses	6,600	5,615
Operating lease right-of-use assets	36,600	38,010
Goodwill	23,681	20,502
Intangible assets	8,337	9,218
Total deferred tax liabilities	108,106	101,225
Net deferred tax liabilities	$ (51,093)	$ (43,407)

The Company paid income taxes, net of refunds, of $65,388, $35,766 and $13,463 for the years ended December 31, 2022, 2021 and 2020, respectively.

The sale of Pool resulted in a capital loss in the amount of $4,253, which expires in 2026. The Company concluded that it was more likely than not that the capital loss carryforward will not be realized and therefore, established a valuation allowance of $4,253 to reserve against its capital loss carryforward. The Company also maintains a valuation allowance to reserve against its state net operating loss carryforwards of $395. A valuation allowance is established when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company assessed the likelihood that its deferred tax assets would be recovered from estimated future taxable income and available tax planning strategies. In making this assessment, all available evidence was considered including economic climate, as well as reasonable tax planning

(In thousands, except per share data)

strategies. The Company believes it is more likely than not that it will realize its remaining net deferred tax assets, net of the valuation allowance, in future years.

As a result of the Towne acquisition, the Company had approximately $2,000 of federal net operating losses which the Company fully utilized in 2020.

As of December 31, 2022, 2021 and 2020 the Company had state net operating loss carryforwards of $13,574, $13,819 and $16,926, respectively, that expire between 2022 and 2033. The state net operating loss carryforwards are limited to the future taxable income of separate legal entities. There was no change in the valuation allowance for the state net operating loss carryforwards in 2022, 2021 and 2020.

A reconciliation of the beginning and ending amount of unrecognized tax benefits as of and during the years ended December 31, 2022 and 2021 is as follows:

Balance at December 31, 2020	$	544
Reductions for settlement with state taxing authorities		(326)
Additions for tax positions of current year		23
Balance at December 31, 2021		241
Reductions for settlement with state taxing authorities		(66)
Additions for tax positions of current year		23
Balance at December 31, 2022	$	198

The Company recognizes income tax benefits from uncertain tax positions where the realization of the ultimate benefit is uncertain. At December 31, 2022 and 2021, the Company had $198 and $241, respectively, of unrecognized income tax benefits, all of which would affect the Company's effective tax rate if recognized. At December 31, 2022 and 2021, the Company had accrued interest and penalties related to unrecognized tax benefits of $85 and $88, respectively. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in "Interest expense, net" and "Other operating expenses", respectively.

8. Leases

The Company leases certain land, buildings, equipment and office equipment under finance and operating leases. Equipment includes tractors, straight trucks, forklifts and trailers. Equipment under a finance lease is amortized over the shorter of the lease term or its estimated useful life.

The Company subleases certain facilities to independent third parties. Since the Company is not relieved of its obligation under these leases, a right-of-use lease asset and corresponding operating lease liability is recorded. Sublease rental income was $2,978, $2,050 and $1,628 in 2022, 2021 and 2020, respectively. In 2023, the Company expects to receive aggregate future minimum rental payments under noncancelable subleases of approximately $1,813. Noncancelable subleases expire between 2023 and 2028.

The Company does not recognize a right-of-use asset or lease liability with respect to operating leases with an initial lease term of 12 months or less, and recognizes expense on such leases on a straight-line basis over the lease term. The Company does not account for lease components separately from nonlease components. The Company has certain leases that include one or more options to renew, with renewal periods ranging from one to 25 years. The exercise of the lease renewal options is at the discretion of the Company and is included in the determination of the right-of-use asset and operating lease liability when the option is reasonably certain of being exercised. The depreciable life of right-of-use assets and leasehold improvements is limited by the expected lease term. The Company has certain lease agreements for equipment that include variable rental payments based on estimated mileage. The variable rental payments are adjusted for periodically based on actual mileage. In addition, the Company has certain lease agreements that include variable rental payments that are adjusted periodically for inflation based on the index rate as defined by the applicable government authority. The Company's lease agreements do not contain any residual value guarantees or restrictive covenants.

(In thousands, except per share data)

The Company has contracts with Leased Capacity Providers. Since the contracts explicitly identify the tractors operated by the Leased Capacity Providers, the Company determined the contracts contain an embedded lease. The compensation of Leased Capacity Providers, as specified in the contract, is variable based upon a rate per shipment and a rate per mile. The variable amounts are excluded from the calculation of the right-of-use lease asset and corresponding operating lease liability and are disclosed as variable lease costs. Variable lease costs related to the embedded leases were $440,756, $353,347 and $325,542, for the years ended December 31, 2022, 2021, and 2020, respectively, and were recorded in "Purchased transportation" in the Consolidated Statements of Comprehensive Income.

Total lease assets and liabilities as of December 31, 2022 and 2021 were as follows:

Lease Assets	Classification	December 31, 2022	December 31, 2021
Operating lease right-of-use assets	Operating lease right-of-use assets	$ 141,865	$ 148,198
Finance lease assets	Property and equipment, net[1]	23,209	13,797
Total leased assets		$ 165,074	$ 161,995

Lease Liabilities	Classification	December 31, 2022	December 31, 2021
Current:			
Operating	Current portion of operating lease liabilities	$ 47,106	$ 47,532
Finance	Current portion of debt and finance lease obligations	7,950	4,588
Noncurrent:			
Operating	Operating lease liabilities, less current portion	98,865	101,409
Finance	Finance lease obligations, less current portion	15,844	9,571
Total leased liabilities		$ 169,765	$ 163,100

[1] Finance lease assets are recorded net of accumulated depreciation of $11,097 and $4,822 as of December 31, 2022 and 2021, respectively.

Total lease cost for 2022 and 2021 was as follows:

		Year Ended	
	Classification	December 31, 2022	December 31, 2021
Operating lease cost	Operating leases	$ 60,732	$ 54,561
Short-term lease cost	Operating leases	20,413	14,773
Variable lease cost	Purchased transportation, operating leases and other operating expenses	460,368	367,779
Sublease income	Operating revenue	(2,978)	(2,050)
Finance lease cost:			
Amortization of leased assets	Depreciation and amortization	6,263	3,381
Interest on leased liabilities	Interest expense, net	564	301
Total lease cost		$ 545,362	$ 438,745

(In thousands, except per share data)

Future minimum lease payments under noncancelable operating and finance leases with remaining terms greater than one year as of December 31, 2022 were as follows:

	Operating Leases	Finance Leases
2023	$ 57,015	$ 8,796
2024	47,206	7,707
2025	32,052	4,531
2026	20,463	2,764
2027	9,351	1,993
Thereafter	9,901	197
Total minimum lease payments	175,988	25,988
Less: imputed interest	(30,017)	(2,194)
Present value of future minimum lease payments	145,971	23,794
Less: current portion of lease obligations	(47,106)	(7,950)
Long-term lease obligations	$ 98,865	$ 15,844

The following table summarizes the weighted-average remaining lease term and weighted average discount rate:

	December 31, 2022	December 31, 2021
Weighted average remaining lease term (in years):		
Operating leases	3.8	4.1
Finance leases	3.6	3.5
Weighted average discount rate:		
Operating leases	3.2 %	2.9 %
Finance leases	4.2 %	2.6 %

The following table summarizes the supplemental cash flow information for 2022 and 2021:

	Year Ended	
	December 31, 2022	December 31, 2021
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 58,794	$ 53,981
Operating cash flows from finance leases	564	301
Financing cash flows from finance leases	6,054	2,423
Right-of-use assets obtained in exchange for operating lease liabilities	$ 50,306	$ 74,736
Leased assets obtained in exchange for finance lease obligations	15,737	9,673

9. Commitments and Contingencies

Commitments

As of December 31, 2022, the Company had unconditional purchase obligations of $11,694 to purchase forklifts and other equipment during 2023.

Contingencies

The Company is party to various legal claims and actions incidental to its business, including claims related to vehicle liability, workers' compensation, property damage and employee medical benefits. The Company accrues for the uninsured portion of contingent losses from these and other pending claims when it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Based on the knowledge of the facts, the Company believes the resolution of claims and pending litigation, taking into account existing reserves, will not have a material adverse effect on our consolidated financial statements. Moreover, the results of complex legal proceedings are difficult to predict, and the Company's view of these matters may change in the future as the litigation and related events unfold.

Insurance coverage provides the Company with primary and excess coverage for claims related to vehicle liability, workers' compensation, property damage and employee medical benefits.

For vehicle liability, the Company retains a portion of the risk. Below is a summary of the Company's risk retention on vehicle liability insurance coverage maintained by the Company up to $10,000 (in thousands):

	Company Risk Retention		Frequency	Layer	Policy Term
Expedited Freight[1]					
LTL business	$	5,000	Occurrence/Accident[2]	$0 to $5,000	10/1/2022 to 10/1/2023
Truckload business	$	2,000	Occurrence/Accident[2]	$0 to $2,000	10/1/2022 to 10/1/2023
LTL, Truckload and Intermodal businesses	$	5,000	Policy Term Aggregate[3]	$5,000 to $10,000	10/1/2022 to 10/1/2023
Intermodal	$	1,000	Occurrence/Accident[2]	$0 to $1,000	10/1/2022 to 10/1/2023

[1] Excluding the Final Mile business, which is primarily a brokered service.
[2] For each and every accident/incident, the Company is responsible for damages and defense up to these amounts, regardless of the number of claims associated with any accident/incident.
[3] During the Policy Term, the Company is responsible for damages and defense within the stated Layer up to the stated, aggregate amount of Risk Retention before insurance will contribute.

Also, from time to time, when brokering freight, the Company may face claims for the "negligent selection" of outside, contracted carriers that are involved in accidents, and the Company maintains third-party liability insurance coverage with a $100 deductible per occurrence for most of its brokered services. Additionally, the Company maintains workers' compensation insurance with a self-insured retention of $500 per occurrence.

Insurance coverage in excess of the self-insured retention limit is an important part of the Company's risk management process. The Company accrues for the costs of the uninsured portion of pending claims within the self-insured retention based on the nature and severity of individual claims and historical claims development trends. The Company believes the recorded reserves are sufficient for all incurred claims up to the self-insured retention limits, including an estimate for claims incurred but not reported. However, estimating the number and severity of claims, as well as related judgment or settlement amounts is inherently difficult, and the Company may fail to establish sufficient insurance reserves and adequately estimate for future insurance claims. Since the ultimate resolution of outstanding claims as well as claims incurred but not reported is uncertain, it is possible that the reserves recorded for these losses could change materially in the near term. Although, an estimate cannot be made of the range of additional loss that is at least reasonably possible.

On December 15, 2020, the Company detected a Ransomware Incident impacting the Company's operational and information technology systems, which caused service delays for the Company's customers. We incurred unexpected costs and impacts from the Ransomware Incident, and may in the future, incur costs in connection with this Ransomware Incident. Any failure to comply with data privacy, security or other laws and regulations could result in claims, legal or regulatory proceedings, inquires or investigations.

(In thousands, except per share data)

10. Employee Benefit Plan

The Company sponsors a qualified defined contribution plan covering substantially all employees. Under the defined contribution plan, the Company contributes 25.0% of the employee's contribution up to a maximum of 6.0% of annual compensation, subject to certain limits. The Company contributed $2,321, $2,091 and $1,683 for the years ended December 31, 2022, 2021 and 2020, respectively.

11. Fair Value of Financial Instruments

The Company categorizes its assets and liabilities into one of three levels based on the assumptions used in valuing the asset or liability. Estimates of fair value financial assets and liabilities are based on a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions. In accordance with this guidance, fair value measurements are classified under the following hierarchy:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations in which all significant inputs are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 - Model-derived valuations in which one or more significant inputs are unobservable.

As previously discussed in Note 3, *Acquisitions,* the estimated fair value of the earn-out liability was determined using the option pricing method. The significant inputs used to calculate the estimated fair value are derived from a combination of observable and unobservable market data. Observable inputs used in the option pricing method include the risk-free rate and the revenue volatility while unobservable inputs include the revenue discount rate and the estimated revenue projections.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2022 and 2021 are summarized below:

	As of December 31, 2022			
	Level 1	Level 2	Level 3	Total
Earn-out liability	$ —	$ —	$ —	$ —

	As of December 31, 2021			
	Level 1	Level 2	Level 3	Total
Earn-out liability	$ —	$ —	$ 385	$ 385

Cash and cash equivalents, accounts receivable, other receivables, and accounts payable are valued at their carrying amounts in the Company's Consolidated Balance Sheets, due to the immediate or short-term maturity of these financial instruments.

The carrying amount of long-term debt under the Company's credit facility approximates fair value based on the borrowing rates currently available to the Company for a loan with similar terms and average maturity.

As of December 31, 2022, the estimated fair value of the Company's finance lease obligation, based on current borrowing rates, was $23,210, compared to its carrying value of $23,794. As of December 31, 2021, the estimated fair value of the Company's finance lease obligation, based on current borrowing rates, was $14,312, compared to its carrying value of $14,159.

(In thousands, except per share data)

In addition to assets and liabilities that are recorded at fair value on a recurring basis, the Company records assets and liabilities at fair value on a nonrecurring basis. Assets are recorded at fair value on a nonrecurring basis as a result of an impairment charge or assets held for sale. The losses on assets measured at fair value on a nonrecurring, discontinued operation basis are summarized below:

	2022	2021	2020
Earn-out asset impairment charge[1]	$ —	$ 6,967	$ —
Goodwill impairment charge[1]	—	—	5,406
Valuation allowance on assets held for sale[1]	—	—	22,978

[1] See Note 2, *Discontinued Operation and Held for Sale*.

12. Segment Reporting

The Company has two reportable segments: Expedited Freight and Intermodal. The Company evaluates segment performance based on income from operations. Segment results include intersegment revenues and shared costs. Costs related to the corporate headquarters, shared services and shared assets, such as trailers, are allocated to each segment based on usage. Shared assets are not allocated to each segment, but rather the shared assets, such as trailers, are allocated to the Expedited Freight segment. Corporate includes revenues and expenses as well as assets that are not attributable to any of the Company's reportable segments.

The accounting policies applied to each segment are the same as those in Note 1, *Operations and Summary of Significant Accounting Policies*, except for certain self-insurance loss reserves related to vehicle liability and workers' compensation. Each segment is allocated an insurance premium and deductible that corresponds to the self-insured retention limit for that particular segment. Any self-insurance loss exposure beyond the deductible allocated to each segment is recorded in Corporate.

For the year ended December 31, 2020, the Company recognized revenue of approximately $138,669 from one customer, which accounted for more than 10% of the Company's consolidated revenues from continuing operations in the Consolidated Statements of Comprehensive Income and was included in the Expedited Freight reportable segment. No single customer accounted for more than 10% of the Company's consolidated revenues from continuing operations for the years ended December 31, 2022 or December 31, 2021.

(In thousands, except per share data)

Segment results from operations for the years ended December 31, 2022, 2021 and 2020 were as follows:

Year Ended December 31, 2022	Expedited Freight	Intermodal	Corporate	Eliminations	Consolidated - Continuing Operations
External revenues	$ 1,553,705	$ 419,698	$ —	$ —	$ 1,973,403
Intersegment revenues	185	20	—	(205)	—
Depreciation	24,656	6,641	101	—	31,398
Amortization	7,236	8,752	—	—	15,988
Income (loss) from continuing operations	210,968	56,874	(1,866)	—	265,976
Purchases of property and equipment	39,459	1,270	—	—	40,729

Year Ended December 31, 2021	Expedited Freight	Intermodal	Corporate	Eliminations	Consolidated - Continuing Operations
External revenues	$ 1,373,313	$ 289,171	$ —	$ —	$ 1,662,484
Intersegment revenues	957	43	—	(1,057)	(57)
Depreciation	21,623	3,538	63	—	25,224
Amortization	7,219	7,109	—	—	14,328
Income (loss) from continuing operations	139,321	30,117	(10,137)	—	159,301
Purchases of property and equipment	36,364	2,745	—	—	39,109

Year Ended December 31, 2020	Expedited Freight	Intermodal	Corporate	Eliminations	Consolidated - Continuing Operations
External revenues	$ 1,070,106	$ 199,567	$ —	$ —	$ 1,269,673
Intersegment revenues	2,195	36	—	(2,331)	(100)
Depreciation	19,824	3,693	120	—	23,637
Amortization	7,203	6,285	—	—	13,488
Income (loss) from continuing operations	71,266	16,391	(13,733)	—	73,924
Purchases of property and equipment	19,820	448	—	—	20,268
Total Assets					
As of December 31, 2022	$ 683,386	$ 322,001	$ 202,756	$ (67)	$ 1,208,076
As of December 31, 2021	777,987	249,467	90,588	(219)	1,117,823

A reconciliation from the segment information to the consolidated balances for revenues is set forth below:

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Intersegment revenues - continuing operations	$ —	$ (57)	$ (100)
Intersegment revenues - discontinued operation	—	57	100
Consolidated intersegment revenues	$ —	$ —	$ —

(In thousands, except per share data)

Revenue from the individual services within the Expedited Freight segment for the years ended December 31, 2022, 2021 and 2020 were as follows:

	Year Ended		
	December 31, 2022	December 31, 2021	December 31, 2020
Expedited Freight revenues:			
Network	$ 947,817	$ 805,015	$ 599,097
Truckload	221,979	223,026	194,058
Final Mile	293,769	275,201	224,475
Other	90,325	71,028	54,671
Total	$ 1,553,890	$ 1,374,270	$ 1,072,301

Forward Air Corporation
Schedule II — Valuation and Qualifying Accounts
(In thousands)

	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Operating Revenue	Deductions		Balance at End of Period
Year ended December 31, 2022						
Allowance for doubtful accounts	$ 1,734	$ 1,052	$ —	$ 1,258	[2]	$ 1,528
Allowance for revenue adjustments[1]	1,526	—	11,347	11,243	[3]	1,630
Deferred tax valuation allowance	4,625	23	—	—		4,648
	7,885	1,075	11,347	12,501		7,806
Year ended December 31, 2021						
Allowance for doubtful accounts	$ 1,268	$ 1,670	$ —	$ 1,204	[2]	$ 1,734
Allowance for revenue adjustments[1]	1,005	—	7,943	7,422	[3]	1,526
Deferred tax valuation allowance	395	4,230	—	—		4,625
	2,668	5,900	7,943	8,626		7,885
Year ended December 31, 2020						
Allowance for doubtful accounts	$ 1,316	$ 567	$ —	$ 615	[2]	$ 1,268
Allowance for revenue adjustments[1]	737	—	4,751	4,483	[3]	1,005
Deferred tax valuation allowance	395	—	—	—		395
	2,448	567	4,751	5,098		2,668

[1] Represents an allowance for revenue adjustments resulting from future billing rate changes.
[2] Represents uncollectible accounts written off, net of recoveries.
[3] Represents adjustments to billed accounts receivable.

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Shareholder Information

Corporate Headquarters
1915 Snapps Ferry Road, Building N
Greeneville, Tennessee 37745
(423) 636-7000 / www.forwardaircorp.com

Independent Registered Public Accounting Firm
Ernst & Young LLP

Inquiries
Investor Relations
investorrelations@forwardair.com
(404) 362-3954

Transfer Agent
Computershare
https://www-us.computershare.com/investor/Contact

Executive Officers

Thomas Schmitt
Chairman, President, and Chief Executive Officer

Rebecca Garbrick
Chief Financial Officer and Treasurer

Michael L. Hance
Chief Legal Officer and Secretary

Chris C. Ruble
Chief Operating Officer

Nancee Ronning
Chief Commercial Officer

Kyle R. Mitchin
Chief People Officer

Joseph M. Tomasello
Chief Information Officer

Board of Directors

Thomas Schmitt
Chairman, President, and Chief Executive Officer
Forward Air Corporation

Ronald W. Allen
Former Chairman, President, and Chief Executive Officer
Delta Air Lines

Ana B. Amicarella
Chief Executive Officer
EthosEnergy

Valerie A. Bonebrake
Former Vice President
Tompkins International

C. Robert Campbell
Former Executive Vice President and Chief Financial Officer
MasTec, Inc.

R. Craig Carlock
Lead Independent Director, Forward Air Corporation
Chief Operating Officer
The Carroll Companies

G. Michael Lynch
Former Executive Vice President and Chief Financial Officer
Federal-Mogul Corporation

George S. Mayes, Jr.
Founder and Chief Executive Officer
LeanVue, LLC

Chitra Nayak
Former Chief Operating Officer, Comfy
Building Robotics, Inc.

Scott M. Niswonger
Chairman and Founder
The Niswonger Foundation

Javier Polit
Chief Information and Integrated Business Services Officer
Mondelez International

Richard H. Roberts
Former Commissioner
State of Tennessee, Department of Revenue

Laurie A. Tucker
Founder/Chief Strategy Officer
Calade Partners LLC